APF ENERGY

2100,144 FOURTH AVENUE S.W.

CALGARY, ALBERTA T2P 3N4

PHONE: (403) 294-1000

TOLL FREE: (800) 838-9206

FAX: (403) 294-1074

EMAIL: INVEST@APFENERGY.COM

WEBSITE: WWW.APFENERGY.COM

March 20, 2003

[redacted]

P S P D E 03007706

By Courier

Securities and Exchange Commission
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C. 20549

PROCESSED
APR 01 2003
THOMSON FINANCIAL

SUPPL

Re: APF Energy Trust (the "Company")
File No. 82-5166
<u>Exemption Pursuant to Rule 12g3-2(b)</u>

Dear Sir or Madam:

Please find enclosed documentation relating to Rule 12g3-2(b). Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose the following documents.

Document	Dated
Material Change Report Letter - French	February 25, 2003
Material Change Report – French	February 5, 2003
Letter announcing third quarter financial statements available in French	February 25, 2003
Third quarter financial statements – French	February 25, 2003
News Release	February 26, 2003
News Release	February 28, 2003
News Release	March 10, 2003
Preliminary Short Form Prospectus	March 12, 2003
Receipt for Preliminary Prospectus	March 12, 2003
Receipt for Preliminary Prospectus	March 12, 2003
Receipt for Preliminary Prospectus	March 12, 2003
Material Change Cover Letter - French	March 19, 2003
Material Change Report – French	March 19, 2003
Material Change Report – English	March 19, 2003

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped* envelope.

Very truly yours,

S Cloutier

Steve Cloutier
President & C.O.O.

3/31

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 21 2003
WASH. D.C.
155

M:\Legal & Corporate\Regulatory\Securities Commissions\SEC - US\Exemption Letter March 20 03.doc

Exemption # 82-5116

FMC

FRASER MILNER CASGRAIN s.r.l.

Paul F. Dingle
878-8803
paul.dingle@fmc-law.com
607497-14

Le 19 mars 2003

Via SEDAR
Madame Josée DesLauriers
Directrice par intérim de la
direction des marchés des capitaux
COMMISSION DES VALEURS MOBILIÈRES DU QUÉBEC

Objet : APF Energy Trust
Projet n° 00521845

Madame,

Au nom de APF Energy Trust, nous déposons la version française de l'avis de changement important daté du 19 mars 2003.

Le présent dépôt complète le dépôt effectué aujourd'hui par Parlee McLaws LLP.

N'hésitez pas à communiquer avec le soussigné si vous avez besoin de plus amples renseignements à ce sujet et veuillez agréer, Madame, l'expression de nos sentiments distingués.

« Paul F. Dingle »
Paul F. Dingle

#942225

Exemption # 82-5116

AVIS DE CHANGEMENT IMPORTANT

Avis de changement important en vertu de l'article 146(1) de la *Securities Act* (Alberta), de l'article 75(2) de la *Loi sur les valeurs mobilières* (Ontario), de l'article 81(2) de la *Securities Act* (Nouvelle-Écosse), de l'article 67(1) de la *Securities Act* (Colombie-Britannique), de l'article 84(1)(b) de la *Securities Act* (Saskatchewan) et de l'article 76(2) de la *Securities Act, 1990* (Terre-Neuve).

1. Émetteur assujetti

APF Energy Trust (la « Fiducie »)

Adresse : 144, 4th Avenue S.W., bureau 2100
Calgary (Alberta)
T2P 3N4

2. Date du changement important

Le 10 mars 2003

3. Publication du changement important

Émission du communiqué de presse : le 10 mars 2003
Canada Newswire

4. Sommaire du changement important

Offre d'achat visant les actions de Nycan Energy Corp.

APF Energy Inc. (« APF ») et Nycan Energy Corp. (« Nycan ») ont conclu en date du 10 mars 2003 une convention préalable à l'offre (la « convention d'acquisition ») aux termes de laquelle APF a convenu de présenter, directement ou indirectement, une offre d'achat (l'« Offre ») visant la totalité des actions ordinaires émises et en circulation de Nycan (les « actions de Nycan »), y compris les actions de Nycan pouvant être mises en circulation au moment de la levée d'options d'achat d'actions de Nycan.

Acquisition ferme

En même temps que l'opération, la Fiducie et APF ont également conclu une convention d'acquisition ferme avec un syndicat de preneurs fermes dirigé par Scotia Capitaux Inc. relativement à un placement de parts de fiducie de la Fiducie totalisant 49,92 M$ (60,32 M$ si l'option des preneurs fermes est levée) au prix de 10,40 $ chacune. La réalisation de l'acquisition ferme n'est pas une condition de l'Offre.

5. Description complète du changement important

Offre d'achat visant les actions de Nycan

APF et Nycan ont conclu la convention d'acquisition aux termes de laquelle APF a convenu de présenter, directement ou indirectement, l'Offre visant l'achat de la totalité des actions de Nycan émises et en circulation, y compris les actions de Nycan pouvant être mises en circulation au moment de la levée d'options d'achat d'actions de Nycan. Des actionnaires de Nycan détenant globalement environ 77 % des actions de Nycan émises et en circulation, compte tenu de la dilution, ou exerçant une emprise sur un tel pourcentage de ces actions, se sont engagés à déposer la totalité de leurs actions en réponse à l'Offre.

L'Offre

APF et Nycan ont conclu la convention d'acquisition aux termes de laquelle APF a convenu de présenter l'Offre visant l'achat de la totalité des actions émises et en circulation moyennant une contrepartie en espèces de 2,075 $ par action de Nycan. La convention d'acquisition prévoit que l'Offre est assujettie à certaines conditions, notamment qu'au moins 75 % des actions de Nycan (compte tenu de la dilution) soient déposées en réponse à l'Offre, sans être retirées (la « condition minimale »).

Approbation du conseil d'administration

Conformément à la convention d'acquisition, Nycan a déclaré que son conseil d'administration avait décidé que l'Offre était équitable, sur le plan financier, pour les porteurs d'actions de Nycan et qu'il recommandera à l'unanimité à ces derniers d'accepter l'Offre.

Interdiction de sollicitation

Nycan a également convenu avec APF, entre autres choses, que ni elle, ni les membres de sa direction, ses administrateurs ou ses employés ni un conseiller financier, conseiller juridique ou autre représentant ne feraient, directement ou indirectement, l'une ou l'autre des choses suivantes :

a) solliciter, provoquer ou encourager (y compris en fournissant des renseignements) l'amorce ou la poursuite de demandes, de discussions, de négociations, de propositions ou d'offres de la part de quiconque relativement à toute question ou chose qui va à l'encontre de la réalisation de l'Offre, y compris une proposition de prise de contrôle;

b) prendre part à des discussions ou à des négociations relatives à l'entreprise, aux propriétés, à l'exploitation, aux perspectives ou à la situation (financière ou autre) de Nycan ou fournir à quiconque des renseignements sur ce qui précède ou encore renoncer à des droits ou d'autres avantages dont Nycan peut se prévaloir aux termes de conventions de confidentialité, y compris les dispositions de « statu quo » prévues dans celles-ci, s'abstenir d'une autre manière d'exercer de tels droits ou autres avantages ou conclure des conventions ou participer à des négociations ou à des discussions en vue d'y renoncer ou de s'abstenir de les exercer;

Si, avant l'expiration de l'Offre, une proposition de prise de contrôle supérieure est présentée aux porteurs d'actions de Nycan ou à Nycan, le conseil d'administration de cette dernière pourra retirer ou modifier toute recommandation à l'égard de l'Offre s'il juge, de bonne foi (après avoir obtenu un avis écrit de ses conseillers juridiques externes), que le fait de ne pas retirer ou modifier la recommandation en question serait contraire aux obligations de loyauté et de bonne foi qui lui incombent en vertu des lois applicables.

Nycan a également convenu de donner un préavis de 72 heures à APF de toute proposition de prise de contrôle que le conseil d'administration de Nycan juge être une proposition de prise de contrôle supérieure et de ne pas mettre en œuvre une telle proposition sans d'abord donner à APF la possibilité de modifier la convention d'acquisition et de réviser l'Offre de manière à ce qu'elle comporte des modalités sensiblement similaires à celles de la proposition de prise de contrôle supérieure.

Proposition de prise de contrôle

Une « proposition de prise de contrôle » désigne, à l'égard de Nycan ou de son actif, une proposition ou une offre faite par une personne autre que APF en vue d'une offre publique d'achat (au sens des lois sur les valeurs mobilières), d'une fusion, d'un regroupement, d'un arrangement, d'une restructuration du capital ou de l'entreprise, d'une liquidation, d'une dissolution, d'une réorganisation, de la vente d'une partie importante de l'actif, de la vente d'un nombre suffisant de nouvelles actions (autrement que dans le cadre de la levée d'options de Nycan) pour permettre à l'acquéreur de devenir propriétaire véritable de 20 % des actions de Nycan émises et en circulation ou une autre forme de regroupement d'entreprises ou une opération similaire touchant Nycan, autre que l'Offre.

Proposition de prise de contrôle supérieure

Une « proposition de prise de contrôle supérieure » désigne une proposition de prise de contrôle écrite de bonne foi dont le conseil d'administration de Nycan juge, en agissant raisonnablement et de bonne foi et après avoir consulté ses conseillers financiers, qu'elle constitue une opération réalisable sur le plan des affaires à l'égard de laquelle des arrangements financiers adéquats ont été pris et qui pourrait être réalisée dans un délai raisonnable dans les circonstances et qui, si elle était réalisée, serait supérieure à l'Offre, sur le plan financier, pour Nycan et les actionnaires de Nycan.

Frais de non-réalisation

Nycan a convenu de verser à APF, dans certaines circonstances, des frais de non-réalisation de 1,5 M$.

Conventions de blocage

APF a conclu des conventions de blocage avec les administrateurs, les membres de la direction et les actionnaires de Nycan qui détiennent un nombre global de 13 620 606 actions de Nycan (y compris les actions de Nycan pouvant être émises au moment de la levée d'options d'achat d'actions), soit environ 77 % des actions de Nycan émises et en circulation, compte tenu de la dilution, ou qui exercent une emprise sur un tel pourcentage de ces actions. Conformément aux modalités des conventions de blocage, ces parties ont convenu de déposer, sans les retirer, la totalité de leurs actions de Nycan (y compris les actions de Nycan pouvant être émises au moment de la levée d'options d'achat d'actions) en réponse à l'Offre conformément aux modalités de celle-ci, sous réserve de certaines conditions.

Options d'achat d'actions de Nycan

L'Offre ne vise pas les options d'achat d'actions de Nycan. Les porteurs de ces options qui souhaitent accepter l'Offre devraient, dans la mesure où les modalités de celles-ci l'autorisent, lever ces options de manière à obtenir un certificat représentant les actions de Nycan et déposer les actions de Nycan conformément à l'Offre.

Résiliation

La convention d'acquisition peut être résiliée par APF ou Nycan dans certaines circonstances, notamment les suivantes :

a) par consentement écrit mutuel de APF et de Nycan;

b) par APF ou Nycan, si APF n'a pas pris en livraison et payé les actions de Nycan déposées en réponse à l'Offre dans les délais prévus après l'heure d'expiration de l'Offre (l'« heure d'expiration ») (telle que celle-ci peut être prorogée) parce que la condition minimale n'a pas été remplie, à moins que cette situation ne soit attribuable au fait que la partie qui souhaite résilier la convention n'a pas rempli les obligations qui lui incombaient aux termes de celle-ci;

c) par APF ou Nycan, si un tribunal compétent ou un organisme ou une commission gouvernemental, réglementaire ou administratif a rendu une ordonnance, un jugement ou une décision ou a pris une autre mesure ayant pour effet d'empêcher ou d'interdire, de façon permanente, l'une ou l'autre des opérations envisagées par la convention d'acquisition et que cette ordonnance, ce jugement, cette décision ou cette autre mesure est final et sans appel, à la condition que la partie qui souhaite résilier la convention d'acquisition conformément à cette disposition ait fait tous les efforts raisonnables, sur le plan des affaires, afin de faire retirer l'ordonnance, le jugement, la décision ou la mesure;

d) par APF ou Nycan, si l'autre partie a violé de façon déterminante un engagement, une convention, une déclaration ou une garantie important qui figure dans la convention d'acquisition;

e) par APF, si l'une ou l'autre des conditions énoncées à l'article 2 de la convention d'acquisition ne sont pas remplies avant la présentation de l'Offre;

f) par APF, si un ou plusieurs événements donnant lieu au versement des frais de non-réalisation surviennent;

g) par Nycan, si APF n'a pris en livraison aucune action de Nycan aux termes de l'Offre dans les 60 jours suivant l'heure d'expiration initiale.

Conditions de l'Offre

APF se réserve le droit de retirer l'Offre ou d'y mettre fin, de ne pas prendre en livraison ni payer les actions de Nycan déposées en réponse à l'Offre, de prolonger la durée de l'Offre ou de reporter la prise en livraison et le paiement des actions de Nycan déposées si les conditions de l'Offre ne sont pas remplies ou si elles n'y a pas renoncé. L'une des conditions de l'Offre est qu'au moins 75 % des actions de Nycan en circulation (compte tenu de la dilution) soient valablement déposées, sans être retirées, en réponse à l'Offre avant l'heure d'expiration et au moment où APF prend en livraison et paie des actions de Nycan aux termes de l'Offre pour la première fois.

Les conditions de l'Offre sont dans l'intérêt exclusif de APF et celle-ci peut y renoncer, à son entière discrétion, en totalité ou en partie, à tout moment, tant avant qu'après l'heure d'expiration, sans préjudice de ses autres droits.

Acquisition ferme

En même temps que l'offre publique d'achat, la Fiducie et APF ont conclu une convention visant la vente de parts de fiducie totalisant 49,92 M$ par voie d'acquisition ferme. Les parts de fiducie sont achetées par un syndicat de preneurs fermes dirigé par Scotia Capitaux Inc. et constitué de Marchés mondiaux CIBC Inc., BMO Nesbitt Burns Inc., Financière Banque Nationale Inc., La Corporation Canaccord Capital, Corporation de Valeurs mobilières Dundee, Corporation Recherche Capital et Griffiths McBurney & Associés.

Le produit net du placement sera affecté au financement de l'acquisition de Nycan et aux fins générales de l'entreprise. La réalisation du placement n'est pas une condition de l'Offre. Si l'acquisition projetée n'est pas réalisée, le produit net sera affecté à la réduction temporaire de la dette bancaire, au financement des acquisitions futures, au financement du programme de dépenses en immobilisations et aux fins générales de l'entreprise de APF.

La clôture du placement devrait avoir lieu vers le 2 avril 2003.

Le placement des parts de fiducie est effectué uniquement au Canada au moyen d'un prospectus simplifié et est assujetti à l'approbation des organismes de réglementation des valeurs mobilières.

6. Recours à l'article 146(2) de la *Securities Act* (Alberta) (ou aux dispositions similaires des autres territoires où le présent avis est déposé)

Sans objet.

7. Renseignements omis

Sans objet.

8. Membre de la direction principale :

Steven G. Cloutier
Président et chef de l'exploitation
APF Energy Inc.
144, 4th Avenue S.W., bureau 2100
Calgary (Alberta)
T2P 3N4

9. Le texte qui précède présente avec exactitude le changement important dont il est question dans le présent avis.

FAIT à Calgary, en Alberta, le 19 mars 2003

(signé) « Steven G. Cloutier »
Steven G. Cloutier
Président et chef de l'exploitation

EN VERTU DE LA *SECURITIES ACT* ET DES RÈGLES DE LA COMMISSION DES VALEURS MOBILIÈRES DE L'ALBERTA, EST COUPABLE D'UNE INFRACTION LA PERSONNE OU LA SOCIÉTÉ QUI, DANS UN DOCUMENT DONT LE DÉPÔT OU LA REMISE SONT EXIGÉS AUX TERMES DE CETTE LOI OU DE CES RÈGLES, FAIT UN ÉNONCÉ QUI CONSTITUE UNE INFORMATION FAUSSE OU TROMPEUSE AU MOMENT OÙ IL A ÉTÉ FAIT ET À LA LUMIÈRE DES CIRCONSTANCES DANS LESQUELLES IL A ÉTÉ FAIT.

Exemption # 82-5116

MATERIAL CHANGE REPORT

Material Change Report under Section 146(1) of the *Securities Act*, Alberta, Section 75(2) of the *Securities Act*, Ontario, Section 81(2) of the *Securities Act*, Nova Scotia, Section 67(1) of the *Securities Act*, British Columbia, Section 84(1)(b) of the *Securities Act*, Saskatchewan, Section 76(2) of the *Securities Act, 1990*, Newfoundland.

1. Reporting Issuer:

   APF Energy Trust ("Trust")

   Address: Suite 2100, 144 4th Avenue S.W.
   Calgary, Alberta
   T2P 3N4

2. Date of Material Change:

   March 10, 2003

3. Publication of the Material Change:

   News Release issued: March 10, 2003
   Canada Newswire

4. Summary of Material Change:

   Offer to Purchase Shares of Nycan Energy Corp.

   APF Energy Inc. ("APF") and Nycan Energy Corp. ("Nycan") have entered in a pre-offer agreement (the "Acquisition Agreement") dated as of March 10, 2003 pursuant to which APF agreed to make, directly or indirectly, an offer (the "Offer") to purchase all of the issued and outstanding common shares of Nycan (the "Nycan Shares"), including all Nycan Shares which may become outstanding on the exercise of options to purchase Nycan Shares.

   Bought Deal Financing

   In conjunction with the transaction, the Trust and APF also entered into an agreement, on a bought deal basis with a syndicate of underwriters led by Scotia Capital Inc. for an offering of $49.92 million ($60.32 million if the Underwriters' Option is exercised) of trust units of the Trust at a price of $10.40 per trust unit. The Offer is not conditional upon the completion of the bought deal offering.

5. Full Description of Material Change

   Offer to Purchase Shares of Nycan

   APF and Nycan have entered into the Acquisition Agreement pursuant to which APF agreed to make, directly or indirectly, the Offer to purchase all of the issued and outstanding Nycan Shares, including all Nycan's Shares which may become outstanding on the exercise of options to purchase Nycan Shares. Shareholders of Nycan holding or controlling an aggregate of approximately 77% of the issued and outstanding Nycan

Shares, on a fully diluted basis, have entered into agreements pursuant to which they have agreed to tender all of their shares to the Offer.

The Offer

APF and Nycan entered into the Acquisition Agreement pursuant to which APF agreed to make the Offer to purchase all of the issued and outstanding Shares for cash consideration of $2.075 per Nycan Share. The Acquisition Agreement provides that the Offer is subject to certain conditions including, among other things, that at least 75% (the "Minimum Condition") of the Nycan Shares (calculated on a fully diluted basis) shall be tendered and not withdrawn under the Offer.

Approval by the Board of Directors

Under the Acquisition Agreement, Nycan represented that its board of directors had determined that the Offer is fair, from a financial point of view, to holders of Nycan Shares and will unanimously recommend acceptance of the Offer by the holders of Nycan Shares.

No Solicitation

Nycan also agreed with APF, among other things, that Nycan shall not, nor shall any of the officers, directors or employees of Nycan or any financial advisor, counsel, or other representative, directly or indirectly:

(a) solicit, initiate or encourage (including, without limitation, by way of furnishing information) the initiation or continuation of any inquiries, discussions, negotiations, proposals or offers from any party in respect of any matter or thing which is inconsistent with the successful completion of the Offer, including any Take-over Proposal; or

(b) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, the business, properties, operations, prospects or conditions (financial or otherwise) of Nycan or waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Nycan under confidentiality agreements, including, any "standstill" provisions thereunder;

If prior to the expiry of the Offer, a Superior Take-over Proposal is offered or made to the holders of Nycan Shares or Nycan, the Nycan board of directors may withdraw, modify or change any recommendation regarding the Offer if, in the opinion of the Nycan board of directors acting in good faith (after written advice from outside counsel), the failure to so withdraw, modify or change any recommendation regarding the Offer would be inconsistent with the performance by the directors of Nycan of their fiduciary duties under applicable laws.

Nycan also agreed to give APF 72 hours' advance notice of any Take-over Proposal that the board of directors of Nycan considers to be a Superior Take-over Proposal and it will not implement any Superior Take-over without first providing APF with an opportunity

to amend the Acquisition Agreement and revise the Offer to provide for substantially similar terms to the Superior Take-over Proposal.

Take-over Proposal

"Take-over Proposal" means, in respect of Nycan or its assets, any proposal or offer by an entity other than APF regarding any take-over bid (as defined by securities laws), merger, consolidation, amalgamation, arrangement, recapitalization, restructuring, liquidation, dissolution, reorganization, sale of a material amount of assets, sale of an amount of treasury shares (other than pursuant to the exercise of Nycan Options) such that a purchaser would thereafter beneficially own 20% of the issued and outstanding Nycan Shares, or other business combination or similar transaction involving Nycan other than the Offer.

Superior Take-Over Proposal

"Superior Take-over Proposal" means any *bona fide* written Take-over Proposal which, in the opinion of Nycan's board of directors, acting reasonably and in good faith and after consultation with its financial advisors, constitutes a commercially feasible transaction for which adequate financial arrangements have been made and which could be carried out within a time frame that is reasonable in the circumstances and, if consummated, would likely be superior to the Offer from a financial point of view to Nycan and to Nycan shareholders.

Non-Completion Fees

Nycan has agreed to pay APF a non-completion fee in the amount of $1.5 million in certain events.

Lock-up Agreements

APF has entered into the lock-up agreements with the directors, officers and shareholders of Nycan who hold or control an aggregate of 13,620,606 Nycan Shares (including Nycan Shares issuable on exercise of stock options), representing approximately 77% of the issued and outstanding Nycan Shares calculated on a fully diluted basis. Under the terms of the lock-up agreements, such parties have agreed to tender, and not withdraw, all of their Nycan Shares (including Nycan Shares issuable on exercise of the stock options) to the Offer in accordance with the terms and conditions of the Offer, subject to certain conditions.

Nycan Stock Options

The Offer is not made for options to purchase Nycan Shares. Any holder of such options who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such options in order to obtain a certificate representing Nycan Shares and deposit the Nycan Shares in accordance with the Offer.

Termination

The Acquisition Agreement may be terminated by either APF or Nycan in certain circumstances including:

(a) by mutual written consent of APF and Nycan;

(b) by either APF or Nycan if APF shall not have taken up and paid for Nycan Shares under the Offer on or before the required time period following the expiry time of the Offer (the "Expiry Time") (as it may be extended) as a result of the failure of the Minimum Condition to be satisfied, unless the failure of such condition shall be due to the failure of the party seeking to terminate the Acquisition Agreement to perform the obligations under the Acquisition Agreement required to be performed by it;

(c) by either APF or Nycan if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Acquisition Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Acquisition Agreement pursuant to this clause shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction;

(d) by either APF or Nycan if the other party is in material breach of any material covenant, agreement, representation or warranty contained in the Acquisition Agreement;

(e) by APF if any of certain conditions set forth in Section 2 of the Acquisition Agreement are not satisfied, prior to the making of the Offer;

(f) by APF upon the occurrence of one or more of the events pursuant to which the Non-Completion Fee would be payable; or

(g) by Nycan if APF has not take up any Nycan Shares under the Offer within 60 days following the initial Expiry Time.

Conditions of the Offer

APF reserves the right to withdraw or terminate the Offer and not take up and pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any Nycan Shares deposited under the Offer unless the conditions of the Offer, are satisfied or waived by APF. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the Expiry Time and at the time APF first takes up and pays for Nycan Shares under the Offer, at least 75% of the outstanding Nycan Shares (calculated on a fully diluted basis).

The conditions of the Offer are for the exclusive benefit of APF and may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time without prejudice to any of the rights that APF may have.

Bought Deal Financing

In conjunction with the take-over the Trust and APF have entered into an agreement to sell $49.92 million of trust units on a bought deal basis. The issue is being bought by a syndicate of underwriters led by Scotia Capital Inc. and including CIBC World Markets Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Canaccord Capital

Corporation, Dundee Securities Corporation, Research Capital Corporation and Griffiths McBurney & Partners.

The net proceeds of the offering will be used to fund the acquisition of Nycan, and for general corporate purposes. The offering is not conditional on the completion of the Offer. In the event the proposed acquisition is not completed, the net proceeds will be used to temporarily reduce bank indebtedness of APF, fund future acquisitions, fund APF's capital expenditures program and for general corporate purposes.

The offering is expected to close on or about April 2, 2003.

The offering of the trust units is being made only in Canada by means of a short-form prospectus, and is subject to the approval of securities regulatory authorities.

6. Reliance on Section 146(2) of the *Securities Act*, Alberta (or similar provisions of the other jurisdictions where this report is being filed):

   Not Applicable

7. Omitted Information:

   Not Applicable

8. Senior Officer: Steven G. Cloutier
   President and Chief Operating Officer
   APF Energy Inc.
   2100, 144 4th Avenue S.W.
   Calgary, Alberta
   T2P 3N4

9. The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta on the 19th day of March, 2003.

(Signed) "Steven G. Cloutier"
Steven G. Cloutier
President and
Chief Operating Officer

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Exemption # 82-5166

FMC

FRASER MILNER CASGRAIN s.r.l.

Paul F. Dingle
878-8803
paul.dingle@fmc-law.com
607497-1

Le 25 février 2003

Via SEDAR
Madame Josée DesLauriers
Directrice par intérim de la
direction des marchés des capitaux
COMMISSION DES VALEURS MOBILIÈRES DU QUÉBEC

Objet : APF Energy Trust
Projet n° 00511881

Madame,

Au nom de APF Energy Trust, nous déposons la version française de l'avis de changement important daté du 5 février 2003.

Le présent dépôt complète le dépôt effectué le 5 février 2003 par Parlee McLaws LLP.

N'hésitez pas à communiquer avec le soussigné si vous avez besoin de plus amples renseignements à ce sujet et veuillez agréer, Madame, l'expression de nos sentiments distingués.

« Paul F. Dingle »
Paul F. Dingle

0225032.pdf

Exemption # 82-5166

AVIS DE CHANGEMENT IMPORTANT

Avis de changement important en vertu de l'article 146(1) de la *Securities Act* (Alberta), de l'article 75(2) de la *Loi sur les valeurs mobilières* (Ontario), de l'article 81(2) de la *Securities Act* (Nouvelle-Écosse), de l'article 67(1) de la *Securities Act* (Colombie-Britannique), de l'article 84(1)b) de la *Securities Act* (Saskatchewan), de l'article 73 de la *Loi sur les valeurs mobilières* (Québec) et de l'article 76(2) de la *Securities Act, 1990* (Terre-Neuve).

1. Émetteur assujetti

APF Energy Trust

Adresse : 144, 4th Avenue S.W., bureau 2100
Calgary (Alberta)
T2P 3N4

2. Date du changement important

Le 5 février 2003

3. Publication du changement important

Publication du communiqué de presse : le 4 février 2003
Canada Newswire

4. Sommaire du changement important

APF Energy Inc. (« APF ») a acquis la totalité des actions en circulation de Hawk Oil Inc. (« Hawk ») aux termes de l'offre d'achat de APF et de APF Energy Trust (collectivement, l'« Initiateur ») visant la totalité des actions de catégorie A de Hawk datée du 27 décembre 2002 (l'« offre »).

5. Description complète du changement important

Le 5 février 2003, APF a acquis 7 776 373 actions de Hawk aux termes de l'offre, soit environ 92,01 % des actions de catégorie A en circulation de Hawk. En outre, à la même date, APF a envoyé un avis à tous les actionnaires restants de Hawk conformément aux dispositions relatives aux acquisitions forcées de la *Business Corporations Act* (Alberta) et a versé à Hawk la contrepartie qu'elle aurait dû verser si tous les porteurs des actions de catégorie A de celle-ci avaient accepté l'offre. Par conséquent, APF est devenue le porteur de toutes les actions de catégorie A en circulation de Kawk.

6. Recours à l'article 146(2) de la *Securities Act* (Alberta) (ou aux dispositions similaires des autres territoires où le présent avis est déposé).

Sans objet.

7. Renseignements omis

Sans objet.

8. Membre de la direction principale

Steven G. Cloutier
Président et chef de l'exploitation
APF Energy Inc.
144, 4th Avenue S.W., bureau 2100
Calgary (Alberta)
T2P 3N4

9. Déclaration du membre de la direction principale

Le texte qui précède présente avec exactitude le changement important dont il est question dans le présent avis.

FAIT à Calgary, en Alberta, le 5 février 2003

(signé) « Steven G. Cloutier »
Steven G. Cloutier
Président et chef de l'exploitation
APF Energy Inc.

EN VERTU DE LA *LOI SUR LES VALEURS MOBILIÈRES* ET DU RÈGLEMENT Y AFFÉRENT, EST COUPABLE D'UNE INFRACTION LA PERSONNE PHYSIQUE OU MORALE QUI, DANS UN DOCUMENT QUI DOIT ÊTRE DÉPOSÉ OU FOURNI AUX TERMES DE CETTE LOI OU DE CE RÈGLEMENT, FAIT UN ÉNONCÉ QUI CONSTITUE UNE INFORMATION FAUSSE OU TROMPEUSE AU MOMENT OÙ IL A ÉTÉ FAIT ET À LA LUMIÈRE DES CIRCONSTANCES DANS LESQUELLES IL A ÉTÉ FAIT.

Exemption # 82-5166

FMC

FRASER MILNER CASGRAIN s.r.l.

Paul F. Dingle
878-8803
paul.dingle@fmc-law.com
607497-1

Le 25 février 2003

Via SEDAR
Madame Josée DesLauriers
Directrice par intérim de la
direction des marchés des capitaux
COMMISSION DES VALEURS MOBILIÈRES DU QUÉBEC

Objet : APF Energy Trust
Projet n° 00497061

Madame,

Au nom de APF Energy Trust, nous déposons la version française du rapport intermédiaire, y compris les états financiers cumulés non vérifiés, pour le trimestre terminé le 30 septembre 2002.

Le présent dépôt complète le dépôt effectué le 27 novembre 2002 par Montréal Trust.

N'hésitez pas à communiquer avec le soussigné si vous avez besoin de plus amples renseignements à ce sujet et veuillez agréer, Madame, l'expression de nos sentiments distingués.

« Paul F. Dingle »
Paul F. Dingle

0225031.pdf

Exemption #82-5166

APF ENERGY TRUST

Troisième trimestre de 2002

RAPPORT INTERMÉDIAIRE POUR LE TRIMESTRE TERMINÉ LE
30 SEPTEMBRE 2002

Après son rendement impressionnant du deuxième trimestre, APF ENERGY TRUST a réalisé une forte production ainsi que des flux de trésorerie et des bénéfices élevés pour le troisième trimestre, renforçant encore davantage sa position comme l'une des fiducies du secteur qui fournissent le meilleur rendement.

FAITS SAILLANTS

- Intégration des actifs acquis dans le cadre de l'achat de Kinwest Resources au prix de 57 M$.
- Accroissement de la production quotidienne pour la porter au niveau record de 9 395 barils d'équivalent pétrole par jour, soit une hausse de 44 % par rapport au niveau du troisième trimestre de 2001.
- Vente des actifs secondaires aux prix repères de 28 300 $ par bep/j de production, de 10,73 $ par bep de réserves récupérables ou de 4,8 fois les flux de trésorerie, dans le cadre d'un désinvestissement de 9 M$.
- Développement de la production au prix de 8 700 $ par bep/j de production et ajout de 900 bep/j grâce aux programmes d'optimisation et de mise en valeur.
- Réalisation de flux de trésorerie de 0,54 $ par part au cours du trimestre, dont 0,45 $ par part ont été distribués, ce qui correspond à un ratio de distribution de 83 %.
- Réalisation d'un rendement global de 22 % depuis le début de l'exercice.

SOMMAIRE DES RÉSULTATS D'EXPLOITATION ET DES RÉSULTATS FINANCIERS

	Trimestres terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2002	2001	**2002**	2001
RÉSULTATS D'EXPLOITATION				
Production quotidienne (moyenne)				
Pétrole (b)	**6 160**	3 838	**5 073**	2 723
Gaz (mpc)	**18 103**	15 351	**18 054**	15 009
LGN (b)	**168**	112	**129**	86
Total (bep)	**9 395**	6 509	**8 211**	5 311
Répartition de la production				
Pétrole et LGN	**67 %**	61 %	**63 %**	53 %
Gaz	**33 %**	39 %	**37 %**	47 %
Prix des marchandises ($ CA)				
Pétrole (par b)	**38,15**	33,91	**34,98**	36,13
Gaz (par mpc)	**3,40**	3,33	**3,43**	6,20
LGN (par b)	**23,22**	31,47	**22,48**	39,58
Moyenne (par bep)	**32,08**	28,39	**29,51**	42,51
RÉSULTATS FINANCIERS (en milliers de dollars, sauf les montants par part et par bep)				
Produits	**26 204**	18 316	**64 641**	53 367
Par part	**1,18**	1,26	**3,25**	4,58
Flux de trésorerie liés à l'exploitation	**12 269**	8 870	**29 640**	27 874
Par part	**0,55**	0,61	**1,49**	2,39
Bénéfice net	**5 463**	4 159	**12 307**	17 411
Par part	**0,25**	0,29	**0,62**	1,49
Bénéfice distribuable	**12 022**	9 066	**29 037**	27 870
Par part	**0,54**	0,63	**1,46**	2,39
Distributions	**10 021**	11 602	**27 521**	28 740
Par part	**0,45**	0,80	**1,35**	2,43
Charges d'exploitation par bep	**6,33**	6,30	**6,15**	6,06
Revenu net d'exploitation par bep	**17,94**	19,12	**16,77**	23,69
Dette bancaire	**61 000**	59 750	**61 000**	59 750
MARCHÉ				
Parts en circulation (en milliers)				
Fin de la période	**22 269**	14 504	**22 269**	14 504
Moyenne	**22 268**	14 503	**19 864**	11 654
Cours				
Haut (en dollars)	**10,89**	11,50	**11,19**	13,40
Bas (en dollars)	**10,11**	9,01	**9,35**	9,01
Clôture (en dollars)	**10,65**	9,39	**10,65**	9,39
Volume moyen des opérations quotidiennes	**57 400**	40 200	**63 500**	46 800

COMMENTAIRES GÉNÉRAUX

En acquérant Kinwest Resources au prix de 57 M$ à la fin de mai, APF a augmenté considérablement l'étendue de sa concession dans le sud-est de la Saskatchewan, d'où elle tire maintenant environ 50 % de sa production. Les éléments d'actif de Kinwest ont été intégrés aux activités d'APF et sont entièrement comptabilisés dans ce rapport intermédiaire. APF continue de conclure des acquisitions qui assurent sa croissance et de mettre en place des mesures efficaces d'optimisation de l'actif, et elle accroît sa production et ses réserves à des taux très intéressants.

Le 31 octobre 2002, APF a annoncé qu'elle avait décidé, sous réserve de l'approbation des porteurs de parts, d'acquérir la totalité des actions ordinaires d'APF Energy Management Inc. (le « gérant ») au prix de 9,25 M$, lui permettant ainsi de gérer la fiducie à l'interne et d'abolir les frais de gestion et de structuration externes. Un comité spécial constitué d'administrateurs indépendants d'APF, présidé par M. Donald Engle et comptant parmi ses membres MM. Daniel Mercier et William Dickson, a été formé afin d'étudier les possibilités en matière de gestion interne, d'évaluer l'incidence d'une telle opération sur les porteurs de parts et de négocier avec le gérant les conditions d'une opération éventuelle. Le comité spécial a aussi retenu les services de conseillers juridiques et financiers indépendants afin de l'aider. Les détails de l'opération sont présentés dans une circulaire d'information dont une copie est disponible par l'intermédiaire du site Web d'APF. Les porteurs de parts seront appelés à voter sur cette opération à une assemblée extraordinaire qui se tiendra le 18 décembre 2002. La clôture de l'opération est prévue pour le 3 janvier 2003, sous réserve de l'approbation de l'opération par les porteurs de parts et les organismes de réglementation.

ACTIVITÉS D'EXPLOITATION

Pour le troisième trimestre, APF a concentré ses travaux de forage dans les deux principales régions qu'elle exploite, soit le sud-est de la Saskatchewan et le sud-est de l'Alberta.

Sud-est de la Saskatchewan

APF a foré un puits horizontal à Carlyle afin de délimiter la partie sud du gisement. Ce puits s'est stabilisé au taux de production de 110 b/j (72 b/j nets). À l'heure actuelle, APF fore un puits vertical afin de compléter le programme de prospection sismique 3D exécuté dans cette région, et elle forera un puits horizontal à partir de ce puits d'exploration vertical.

APF a foré trois puits horizontaux à Tatagwa. Ces puits ont ajouté 325 b/j (225 b/j nets) à la production. APF met la dernière main à un programme de prospection sismique 3D qui doit être exécuté avant la fin de l'exercice et dont les résultats détermineront à quels endroits elle effectuera des travaux de forage en 2003.

À Queensdale, APF a foré un puits horizontal qui a donné une production initiale de 500 b/j (400 b/j nets) et qui, deux mois après la mise en production, produit toujours 290 b/j (232 b/j nets). APF prévoit forer deux puits horizontaux additionnels à cet endroit d'ici la fin de l'exercice.

Sud-est de l'Alberta

APF a foré dix puits à Countess dans les gisements de Medicine Hat, de Milk River et de Bow Island. APF a aussi acquis deux puits de forage qu'elle a remis en production aux gisements de Medicine Hat et de Milk River. Ces puits ont été mis en production en octobre au rythme de 1 500 mpc/j. Le forage de 20 puits supplémentaires est prévu d'ici la fin de l'exercice.

Sommaire du programme d'immobilisations

Les dépenses en immobilisations liées aux projets lancés durant le troisième trimestre s'élèveront à environ 7,8 M$ et permettront d'accroître la production de 900 bep/j. Au taux de 8 700 $ par bep/j de production, APF continue de mettre en valeur ses actifs de façon efficiente et de manière à assurer sa croissance. Les ingénieurs-conseils indépendants d'APF avaient prévu des dépenses en immobilisations de 10,6 M$ pour 2002. Si les travaux de forage continuent de produire de bons résultats, il est prévu que les dépenses en immobilisations d'APF pour l'exercice 2002 atteindront 20 M$.

EXPANSION DE L'ENTREPRISE

Au cours du troisième trimestre, l'équipe responsable de l'expansion de l'entreprise a continué de cerner et d'évaluer des entreprises et des éléments d'actif pouvant faire l'objet d'une acquisition et elle a rationalisé certains éléments d'actif non stratégiques de la société.

La poursuite de la recherche de possibilités et d'occasions de fusion et d'acquisition a mené à la conclusion d'une entente, annoncée le 7 novembre 2002, visant l'acquisition des éléments d'actif de Paddle River. Cette opération, réalisée au prix de 24,2 M$, permettra d'accroître la production d'environ 1 000 bep/j. La clôture de l'opération est prévue pour le 13 décembre 2002.

Comme il avait été prévu dans le rapport du deuxième trimestre d'APF, l'examen des éléments d'actif secondaires s'est soldé par un désinvestissement de 9 M$, avant les ajustements, qui a été conclu le 30 septembre 2002. APF ne détenait qu'une faible participation de propriétaire non exploitant dans la majeure partie de ces éléments d'actif qui représentaient une production globale moyenne d'environ 300 bep/j depuis le début de l'exercice. APF s'est départie de ces éléments d'actif au prix de 28 300 $ par bep/j de production, de 10,73 $ par bep de réserves récupérables ou de 4,8 fois les flux de trésorerie.

QUESTIONS FINANCIÈRES

En raison de la croissance continue de l'entreprise et des mesures de mise en valeur réussies mises en place par APF, le montant pouvant être emprunté par cette dernière dans le cadre de sa facilité de crédit obtenue auprès de son consortium bancaire a été porté à 100 M$ au cours du deuxième trimestre. Un montant de 61,0 M$ avait été prélevé sur cette facilité au 30 septembre 2002.

En ce qui concerne la gestion des risques, la hausse prix des marchandises a permis à APF de vendre à terme une partie de sa production à des prix sensiblement plus élevés que ceux qui avaient été prévus le 1er janvier 2002, soit 20 $ le baril pour le pétrole et 3,95 $ le mpc pour le gaz naturel. Des renseignements détaillés sur les opérations de couverture du prix des marchandises sont présentés à la note 5 afférente aux états financiers consolidés.

La conclusion d'acquisitions ayant pour effet d'accroître la production ainsi que le redressement du prix des marchandises et la mise en valeur efficace des éléments d'actif ont permis à APF de dégager au troisième trimestre un bénéfice distribuable de 0,54 $ par part, calculé en fonction du nombre moyen pondéré de parts, dont une tranche de 0,45 $ par part a été distribuée, soit un ratio de distribution de 83 %. Pour ce qui est de l'avenir, la direction prévoit que le contexte actuel du prix des marchandises et la production accrue devraient permettre à APF de continuer de dégager à court terme un bénéfice distribuable mensuel d'au moins 0,15 $ par part.

Les charges d'exploitation du troisième trimestre ont été de 6,33 $ par bep en moyenne, contre 6,30 $ par bep pour le trimestre correspondant de l'exercice précédent. Pour les neuf premiers mois de l'exercice, les charges d'exploitation d'APF s'établissaient à 6,15 $ par bep en moyenne, soit 17 % de moins que les charges d'exploitation de 7,65 $ en moyenne déclarées par les douze autres fiducies du secteur pétrolier et gazier qui ont publié leurs résultats du troisième trimestre à ce jour.

Les frais généraux et administratifs ont continué de baisser à mesure que l'incidence complète de la production accrue provenant de Kinwest s'est fait sentir. Pour le troisième trimestre, les frais généraux et administratifs s'établissaient à 1,03 M$, ou 1,19 $ par bep, comparativement à 1,56 $ par bep pour le deuxième trimestre. Avec environ 86 % de son volume de production quotidien provenant de propriétés qu'elle exploite, APF demeure l'un des exploitants les plus actifs.

ANALYSE PAR LA DIRECTION

L'analyse par la direction doit être lue à la lumière des états financiers intermédiaires consolidés non vérifiés du trimestre terminé le 30 septembre 2002 et de l'analyse par la direction et des états financiers consolidés vérifiés de l'exercice terminé le 31 décembre 2001.

PRODUCTION

Au troisième trimestre de 2002, le volume de production moyen a atteint 9 395 bep/j, soit 18 403 mpc/j de gaz naturel, 6 160 b/j de pétrole et 168 b/j de LGN. Cette hausse de 44 % par rapport à la production quotidienne moyenne de 6 509 bep/j pour le trimestre correspondant de 2001 est attribuable à la fois aux acquisitions et aux travaux de forage de développement. Le troisième trimestre est le premier trimestre pour lequel les résultats reflètent la prise en compte de la production découlant de l'acquisition de Kinwest pour le trimestre au complet.

PRIX

Le prix du pétrole West Texas Intermediate (« WTI ») s'est établi en moyenne à 28,25 $ US le baril au cours du troisième trimestre de 2002, en hausse de 6 % sur les 26,76 $ US le baril enregistrés au troisième trimestre de 2001. Au cours du troisième trimestre de 2002, APF a obtenu un prix de 38,15 $ le baril avant les opérations de couverture, soit une hausse de 13 % sur le prix de 33,91 $ le baril obtenu au cours du trimestre correspondant de 2001.

Au cours du trimestre, le prix du gaz naturel a été un peu plus élevé que celui du troisième trimestre de 2001. Le prix moyen obtenu par APF au cours du troisième trimestre de 2002 a été de 3,40 $ le mpc avant les opérations de couverture, comparativement à 3,33 $ le mpc obtenu au cours du trimestre correspondant de 2001.

COUVERTURE

Par suite de l'application de son programme de couverture, APF a vu son prix pour le pétrole brut diminuer de 3,86 $ le baril au cours du troisième trimestre de 2002, alors qu'il avait augmenté de 1,50 $ le baril au cours du trimestre correspondant de 2001. Au cours du troisième trimestre de 2002, le prix obtenu par APF pour le gaz naturel a augmenté de 0,10 $ le mpc grâce au programme de couverture. Les opérations de couverture n'ont donné lieu à aucun ajustement du prix du gaz naturel obtenu au troisième trimestre de 2001. Pour le reste de l'exercice 2002, APF a couvert, en vertu de divers contrats, quelque 46 % de sa production de pétrole brut et 11 % de sa production de gaz naturel (se reporter à la note 5).

PRODUITS ET FLUX DE TRÉSORERIE

Les produits réalisés au cours du troisième trimestre ont totalisé 26,2 M$, contre 18,3 M$ pour le trimestre correspondant de 2001. La hausse de 43 % des produits reflète l'augmentation du volume de production et du prix du pétrole brut au cours du trimestre.

Pour le troisième trimestre de 2002, les flux de trésorerie liés aux activités d'exploitation se sont élevés à 12,3 M$, en hausse de 38 % par rapport aux flux de trésorerie de 8,9 M$ enregistrés au cours du troisième trimestre de 2001.

REVENU NET D'EXPLOITATION

Le revenu net d'exploitation s'est élevé à 17,94 $ le bep pour le troisième trimestre, en baisse de 6 % sur les 19,12 $ inscrits pour la période correspondante de 2001. Cette diminution s'explique essentiellement par les opérations de couverture, qui ont réduit le prix net obtenu de 3,86 $ le baril. Les redevances, déduction faite du crédit d'impôt de l'Alberta au titre des redevances, ont représenté 18,8 % des revenus de production avant les pertes de couverture, contre 18,9 % pour la période correspondante de 2001. Les charges d'exploitation pour le trimestre se sont chiffrées en moyenne à 6,33 $ le bep, contre 6,30 $ le bep pour le troisième trimestre de 2001. Les charges d'exploitation plus élevées que prévu pour le troisième

trimestre sont entièrement attribuables aux coûts initiaux d'optimisation des champs liés à l'acquisition de Kinwest, conclue le 30 mai 2002.

FRAIS GÉNÉRAUX ET ADMINISTRATIFS ET FRAIS DE GESTION

Les frais généraux et administratifs sont passés de 1,08 $ le bep pour le troisième trimestre de 2001 à 1,19 $ le bep pour le troisième trimestre de 2002. Cette hausse reflète l'accroissement de la taille d'APF au cours de la dernière année. Les frais de gestion étaient de 0,64 $ le bep pour le troisième trimestre de 2002 et demeurent inchangés par rapport à ceux du trimestre correspondant de 2001.

INTÉRÊTS DÉBITEURS

Les intérêts débiteurs se sont élevés à 1,02 M$ pour le troisième trimestre de 2002; ils s'étaient établis à 0,88 M$ pour le trimestre correspondant de 2001. Cette hausse provient de l'augmentation de la dette au cours du troisième trimestre de 2002 par rapport à son niveau pour le troisième trimestre de 2001.

ÉPUISEMENT ET AMORTISSEMENT, ET FRAIS DE RESTAURATION DES LIEUX

Le taux d'épuisement a augmenté de 10 % pour le troisième trimestre de 2002 pour se chiffrer à 11,08 $ par bep, alors qu'il était de 10,10 $ par bep pour le troisième trimestre de 2001. Cette augmentation est attribuable principalement à l'incidence complète de l'acquisition de Kinwest. Pour le trimestre terminé le 30 septembre 2002, les frais de restauration des lieux se sont accrus pour atteindre 0,59 M$ en regard de 0,35 M$ pour le troisième trimestre de 2001. Cet accroissement s'explique par l'augmentation des coûts futurs estimatifs de restauration des lieux qui est attribuable principalement, elle aussi, à l'acquisition de Kinwest.

IMPÔTS

Pour le troisième trimestre de 2002, l'impôt sur le capital est passé à 0,58 M$, alors qu'il était de 0,35 M$ pour la période correspondante de 2001. Cette hausse est attribuable à l'augmentation de l'assiette financière d'APF.

Le recouvrement des impôts futurs sur les bénéfices pour le trimestre terminé le 30 septembre 2002 s'est chiffré à 3,4 M$, en regard d'un recouvrement de 1,5 M$ pour la période correspondante de 2001. Par suite de la mise en place de la structure fiscale entre APF et la Fiducie, les passifs d'impôts futurs ne seront pas payés par APF, mais seront plutôt répercutés sur les porteurs de parts au même titre que le revenu. En conséquence, les passifs d'impôts futurs diminueront chaque année et ils seront alors constatés à titre de recouvrement d'impôts.

BÉNÉFICE

Le bénéfice net du troisième trimestre de 2002 a totalisé 5,5 M$ ou 0,25 $ par part de fiducie, en regard de 4,2 M$ ou 0,29 $ par part de fiducie pour le trimestre correspondant de 2001.

DISTRIBUTIONS EN ESPÈCES

Au cours du troisième trimestre, APF disposait de 0,54 $ par part aux fins de distribution; de ce montant, 0,45 $ par part ont été distribués, un ratio de distribution de 83 %. Les distributions versées pour le trimestre correspondant de l'exercice précédent s'étaient élevées à 0,80 $ par part. La distribution en espèces effectuée pour le mois d'octobre est demeurée inchangée à 0,15 $ par part. La distribution pour le mois de novembre se maintiendra à 0,15 $ par part et est payable le 15 décembre 2002.

DÉPENSES EN IMMOBILISATIONS

Les dépenses d'investissement se sont établies à 5,8 M$ pour le troisième trimestre de 2002 et à 13,4 M$ pour la période de neuf mois terminée le 30 septembre 2002. Outre le programme de développement des investissements, le montant consacré à l'acquisition de propriétés a totalisé 0,5 M$ pour le troisième trimestre et 5,1 M$ pour la période de neuf mois terminée le 30 septembre 2002, tandis que les cessions de propriétés ont totalisé 8,4 M$ pour le troisième trimestre et 9,8 M$ pour la période de neuf mois terminée le 30 septembre 2002.

LIQUIDITÉS ET RESSOURCES EN CAPITAL

Au 30 septembre 2002, la dette bancaire se chiffrait à 61,0 M$, et le fonds de roulement, à l'exclusion de la dette bancaire, à 2,9 M$, ce qui porte la dette nette à 58,1 M$. Par suite de l'acquisition de Kinwest, le montant pouvant être emprunté par APF a été porté à 100 M$.

Le 7 novembre 2002, APF a annoncé qu'elle avait conclu une entente en vue d'acquérir des propriétés gazéifères situées dans la région de Paddle River, dans le centre de l'Alberta, au prix de 24,2 M$. L'acquisition sera financée à même la marge de crédit existante d'APF.

Au 30 septembre 2002, APF avait 22,27 millions de parts de fiducie en circulation.

ÉNONCÉS PROSPECTIFS

Certains énoncés contenus dans la présente analyse sont des « énoncés prospectifs » qui ont trait à des événements futurs ou au rendement futur. Ces énoncés reflètent les attentes ou l'opinion de la direction concernant, entre autres choses, les résultats d'exploitation futurs ou divers éléments des résultats d'exploitation futurs et la performance économique d'APF. Les projections, les estimations et les opinions présentées dans ces énoncés prospectifs comportent forcément des risques et des incertitudes connus et inconnus, dont les risques commerciaux abordés ci-dessus, qui pourraient faire en sorte que le rendement et les résultats financiers futurs réels diffèrent sensiblement des projections de rendement ou de résultats futurs exprimées de manière explicite ou implicite dans les énoncés prospectifs. Par conséquent, le lecteur doit garder à l'esprit que les événements et les circonstances pourraient faire en sorte que les résultats réels diffèrent des projections et que les écarts pourraient être importants.

BILANS CONSOLIDÉS

(sans vérification)	30 septembre 2002	31 décembre 2001
ACTIF		
Actif à court terme		
Encaisse	2 033 218	2 042 909 $
Comptes débiteurs	17 477 482	9 979 202
Autres éléments d'actif à court terme	2 678 131	2 376 422
	22 188 831	14 398 533
Fonds de restauration des lieux	337 588	29 389
Immobilisations	252 434 867	183 748 484
	274 961 286 $	198 176 406 $
PASSIF		
Passif à court terme		
Comptes créditeurs et charges à payer	15 491 207	10 024 004 $
Montants dus à APF Management Inc.	414 300	1 087 685
Distribution en espèces	3 340 310	2 337 582
Dette bancaire (note 4)	61 000 000	-
	80 245 817	13 449 271
Impôts futurs	47 195 212	29 430 306
Dette à long terme (note 4)	-	59 250 000
Obligation au titre de la restauration des lieux	5 724 789	3 637 539
	133 165 818 $	105 767 116 $
CAPITAUX PROPRES		
Compte du placement des porteurs de parts (note 6)	205 668 695	141 068 870
Bénéfices non répartis	36 531 162	24 224 117
Montant cumulatif des distributions en espèces	(100 404 389)	(72 883 290)
	141 795 468	92 409 290
	274 961 286 $	198 176 406 $

RÉSULTATS ET BÉNÉFICES NON RÉPARTIS CONSOLIDÉS

(sans vérification)	Trimestres terminés les 30 septembre		Périodes de neuf mois terminées les 30 septembre	
	2002	2001	2002	2001
Produits				
Pétrole et gaz	25 711 961 $	17 781 849 $	63 425 660 $	52 425 618 $
Redevances, déduction faite du CIAR	(5 226 519)	(3 099 261)	(13 269 801)	(10 232 072)
Autres	492 028	534 514	1 215 015	941 258
	20 977 470	15 217 102	51 370 874	43 134 804
Charges				
Charges d'exploitation	5 471 589	3 769 126	13 777 525	8 787 173
Frais généraux et administratifs	1 026 196	644 174	3 087 440	2 026 121
Frais de gestion	550 960	385 706	1 321 631	1 193 417
Intérêts sur la dette à long terme	1 015 519	880 198	1 979 930	2 027 268
Épuisement et amortissement	9 575 863	6 047 262	22 974 265	13 250 972
Frais de restauration des lieux	592 460	353 386	1 510 949	800 627
Impôts sur le capital et autres impôts	583 836	305 523	1 467 798	698 886
	18 816 423	12 385 375	46 119 538	28 784 464
Bénéfice avant impôts sur les bénéfices et participation minoritaire	2 161 047	2 831 727	5 251 336	14 350 340
Recouvrement d'impôts futurs	(3 410 254)	(1 459 070)	(7 331 282)	(3 398 333)
Bénéfice avant participation minoritaire	5 571 301	4 290 797	12 582 618	**17 748 673**
Participation minoritaire	107 905	131 924	275 573	337 877
Bénéfice net	5 463 396	4 158 873	12 307 045	17 410 796
Bénéfices non répartis au début de la période	31 067 766	19 332 366	24 224 117	6 080 443
Bénéfices non répartis à la fin de la période	36 531 162 $	23 491 239 $	36 531 162 $	23 491 239 $
Bénéfice net par part	0,25 $	0,29 $	0,62 $	1,49 $
Bénéfice net dilué par part	0,25 $	0,29 $	0,62 $	1,49 $

FLUX DE TRÉSORERIE CONSOLIDÉS

(sans vérification)	Trimestres terminés les 30 septembre 2002	2001	Périodes de neuf mois terminées les 30 septembre 2002	2001
Flux de trésorerie liés aux				
Activités d'exploitation				
Bénéfice net de la période	5 463 396 $	4 158 873 $	12 307 045 $	17 410 796 $
Éléments hors trésorerie				
Épuisement et amortissement	9 575 863	6 047 262	22 974 265	13 250 972
Participation minoritaire	107 905	131 924	275 573	337 877
Impôts futurs	(3 410 254)	(1 459 070)	(7 331 282)	(3 398 333)
Restauration des lieux	582 460	353 386	1 510 949	800 627
Frais de restauration des lieux	(60 696)	(362 630)	(96 801)	(528 386)
	12 268 674	8 869 745	229 639 749	27 873 553
Variation nette des éléments hors caisse du fonds de roulement				
Comptes débiteurs	(3 269 962)	789 290	(4 989 377)	(1 114 114)
Autres éléments d'actif à court terme	454 538	514 627	(226 916)	(823 544)
Comptes créditeurs et charges à payer	1 211 978	(1 326 317)	5 400 932	2 678 322
Montants à payer à APF Management	61 556	386 802	(673 385)	763 734
Distribution en espèces à payer	250)	(724 794)	1 002 728	2 055 311
	(2 450 716)	(360 392)	513 982	3 559 709
Distributions en espèces	(10 020 681)	(11 602 496)	(27 520 691)	(28 739 717)
	(202 723	(3 093 143)	2 633 040	2 693 545
Activités d'investissement				
Acquisition d'Alliance Energy Inc.	–	–	–	(39 836 074)
Acquisition de Kinwest	–	–	(17 361 190	–
Nouvelles immobilisations	(5 759 797)	(2 651 859)	(13 395 549)	(7 836 553)
Acquisition de propriétés pétrolifères et gazéifères	(450 782)	(7 664 351)	(5 106 493)	(47 084 873)
Variation des éléments hors caisse du fonds de roulement, comptes créditeurs	118 597	–	(876 199)	–
	(6 091 982)	(10 316 210)	(36 739 431)	(94 757 500)
Produit de la vente de propriétés	8 436 896	2 578 680	9 793 575	2 578 680
Réserve du fonds pour la restauration des lieux	(124 304)	–	(308 199)	–
	2 220 610	(7 737 530)	(27 254 055)	(92 178 820)
Activités de financement				
Émission de parts contre espèces	–	–	31 687 500	68 080 000
Émission de parts contre espèces en vertu d'options d'achat d'actions	15 543	10 947	443 742	990 492
Frais d'émission de parts	(4 592)	(387 180)	(11 894 344)	(4 864 504)
Remboursement de la dette, montant net	(2 000 000)	11 105 470	(5 350 000)	25 564 445
Distribution relative à la participation minoritaire de 1 %	(107 905)	(131 924)	(275 573)	(337 877)
	(2 097 044)	10 597 313	24 611 324	89 432 556
Variation de l'encaisse au cours de la période	(79 157)	(233 360)	(9 691)	(52 179)
Encaisse au début de la période	2 112 375	246 872	2 042 909	66 231
Encaisse à la fin de la période	2 033 218 $	13 512 $	2 033 218 $	13 512 $

Informations supplémentaires (note 7)

DISTRIBUTIONS EN ESPÈCES ET DISTRIBUTIONS EN ESPÈCES CUMULÉES CONSOLIDÉES

(sans vérification)	Trimestres terminés les 30 septembre 2002	2001	Périodes de neuf mois terminées les 30 septembre 2002	2001
Ventes de pétrole et de gaz	25 711 961 $	17 781 849 $	63 425 660 $	52 425 618 $
Autres produits	492 028 $	534 514 $	1 215 015 $	941 258 $
Montant brut des redevances dérogatoires et des redevances du locateur	(2 087 087)	(1 127 982)	(5 226 718)	(4 596 353)
	24 116 902 $	17 188 381 $	59 413 957 $	48 770 523 $
Moins :				
Charges d'exploitation	5 471 589	3 769 126	13 777 525	8 787 173
Frais généraux et administratifs	974 640	494 634	2 949 347	1 595 571
Frais de gestion	550 960	385 706	1 321 631	1 193 417
Frais du service de la dette	1 015 519	880 198	1 979 930	2 027 268
Apport au fonds d'abandon des lieux	185 000	75 000	405 000	250 000
Impôts sur le capital et autres impôts	583 836	305 523	1 467 798	698 886
Dépenses en immobilisations	5 759 797	4 401 599	13 395 549	9 586 293
Prélèvements sur les facilités de crédit	(5 759 797)	(4 401 599)	(13 395 549)	(9 586 293)
	8 781 544	5 910 187	21 901 231	14 552 315
Bénéfice assujetti à la redevance	15 335 358 $	11 278 194 $	37 512 726 $	34 218 208 $
99 % du bénéfice assujetti à la redevance	15 182 004 $	11 165 412 $	37 137 599 $	33 876 026 $
Droits à la Couronne, déduction faite du crédit d'impôt de l'Alberta au titre des redevances	(3 108 036) $	(1 951 565) $	(7 962 652) $	(5 579 361)
Frais généraux et administratifs de la Fiducie	(51 557)	(148 045)	(138 093)	(426 245)
	12 022 411	9 065 802	29 036 854	27 870 420
Remboursement de capital (réserve pour prélèvements sur le fonds de roulement)	(2 001 730) $	2 536 694 $	(1 516 163) $	(869 297) $
Espèces distribuées et disponibles pour distribution	10 020 681	11 602 496	27 520 691	28 739 717
Espèces distribuées à ce jour	6 680 371	7 976 526	24 180 381	25 113 747
Distributions en espèces à payer	3 340 310 $	3 625 970 $	3 340 310 $	3 625 970 $
Distribution en espèces déclarée par part, montant réel	0,45 $	0,80 $	1,35 $	2,43 $
Distributions en espèces cumulées au début de la période	90 383 708 $	52 710 067 $	72 883 698 $	35 572 846 $
Distributions déclarées et payées	6 680 371	7 976 526	24 180 381	25 113 747
Distributions déclarées et à payer	3 340 310	3 625 970	3 340 310	3 625 970
Distributions en espèces cumulées à la fin de la période	100 404 389 $	64 312 563 $	100 404 389 $	64 312 563 $

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS
30 septembre 2002 (sans vérification)

1. Principales conventions comptables

Les états financiers consolidés intermédiaires d'APF Energy Trust (« APF ») ont été dressés par la direction conformément aux principes comptables généralement reconnus du Canada. Les états financiers consolidés intermédiaires ont été préparés suivant les mêmes conventions et méthodes comptables que celles qui ont servi à préparer les états financiers consolidés de l'exercice terminé le 31 décembre 2001. Les états financiers consolidés intermédiaires doivent être lus à la lumière des états financiers consolidés et des notes y afférentes figurant dans le rapport annuel d'APF pour l'exercice terminé le 31 décembre 2001.

2. Changement de convention comptable

Le 1er janvier 2002, APF a adopté les recommandations de l'Institut Canadien des Comptables Agréés (« ICCA ») concernant la comptabilisation de la rémunération à base d'actions s'appliquant aux droits octroyés à compter du 1er janvier 2002. APF a choisi de continuer d'évaluer la charge de rémunération en fonction de la valeur intrinsèque de l'attribution à la date d'attribution et de constater cette charge au cours du délai d'acquisition. Comme le prix d'exercice des droits octroyés se rapproche de la valeur au marché des parts de fiducie à la date d'attribution, aucune charge de rémunération n'a été inscrite dans les résultats.

Le prix d'exercice des droits octroyés dans le cadre du régime d'attribution de droits d'APF pourra être réduit au cours d'exercices futurs conformément aux dispositions du régime d'attribution de droits. Le montant de la réduction ne peut pas faire l'objet d'une estimation raisonnable puisqu'il dépend de plusieurs facteurs, dont, mais non exclusivement, les prix futurs qui seront reçus à la vente de pétrole et de gaz naturel, la production future de pétrole et de gaz naturel, la détermination des montants à retenir des distributions futures pour financer les dépenses en immobilisations et l'achat et la vente de propriétés pétrolifères et gazéifères. Par conséquent, il est impossible de déterminer la juste valeur des droits octroyés en vertu du régime.

3. Acquisition de Kinwest

Le 30 mai 2002, APF Energy a acquis la totalité des actions émises et en circulation de deux sociétés fermées, Kinwest Energy Inc. (« Kinwest ») et la coentreprise de Kinwest (collectivement l'« acquisition de Kinwest »). L'opération a été comptabilisée suivant la méthode de l'acquisition. Le prix d'achat et la contrepartie versée se ventilent comme suit :

Actif net acquis :		
Encaisse	(3 045 701)	$
Fonds de roulement	1 641 226	
Immobilisations	82 952 180	
Dette prise en charge	(7 100 000)	
Obligation au titre de la restauration des lieux	(673 102)	
Impôts futurs	(25 096 188)	
Total de l'actif net acquis	48 678 415	$
Financement :		
Espèces	13 042 044	
Émission de parts de fiducie	34 362 927	
Coût d'acquisition – montant dû à un apparenté	838 642	
Frais d'acquisition	434 802	
Total	48 678 415	$

4. Dette bancaire

Conformément à l'abrégé de l'ICCA concernant les prêts garantis par des billets à vue qui ne peuvent pas être convertis en des prêts à terme, le montant total prélevé de la facilité de crédit à vue d'APF a été classé comme passif à court terme dans le bilan. Ce classement a été adopté afin qu'APF se conforme à l'abrégé de l'ICCA et il n'indique pas une modification des activités ni de la situation financière d'APF. Aucun remboursement de la dette n'est prévu pour les douze prochains mois.

Le montant pouvant être emprunté sur la facilité de crédit a été porté à 100 M$.

La dette bancaire est garantie par une débenture à vue de 175 M$ comprenant une charge fixe de premier rang sur tous les éléments d'actif de pétrole et de gaz naturel d'APF et une cession des comptes débiteurs et des contrats de gaz naturel importants.

5. Instruments financiers

APF s'est donné un programme de gestion des risques de prix selon lequel le prix des marchandises associé à une partie de sa production future est fixé. APF vend une partie de sa production future au moyen de contrats de swap sur marchandises qu'elle conclut avec des contreparties financières. Les contrats suivants étaient en cours au 30 septembre 2002. Si les contrats avaient été liquidés au 30 septembre 2002, la valeur marchande estimative des contrats à cette date aurait entraîné une diminution de 3,0 M$ des produits à recevoir.

Année	Durée	Marchandise	Type de contrat	Quantité quotidienne moyenne	Prix couvert moyen
2002	Octobre à décembre	Pétrole brut	Swap	2 337 barils	25,32 $ US
2002	Octobre à décembre	Pétrole brut	Tunnel	600 barils	24,00 $ US à 25,88 $ US
2002	Octobre à décembre	Gaz naturel	Tunnel à prime zéro	2 100 milliers de pieds cubes	4,20 $ CA à 7,06 $ CA
2003	Janvier à mars	Pétrole brut	Swap	333 barils	25,50 $ US
2003	Janvier à mars	Pétrole brut	Tunnel à prime zéro	1 700 barils	24,82 $ US à 27,85 $ US
2003	Janvier à mars	Gaz naturel	Tunnel à prime zéro	2 100 milliers de pieds cubes	4,20 $ CA à 8,22 $ CA
2003	Avril à juin	Pétrole brut	Swap	333 barils	27,00 $ US

6. Capitaux propres

	30 septembre 2002		**31 décembre 2001**	
Parts de fiducie	Nombre de parts	Montant	Nombre de parts	Montant
Solde au début de la période	15 383 880	141 068 870	7 139 357	57 704 112
Émises dans le cadre de l'acquisition d'Alliance	–	–	901 599	9 061 070
Émises dans le cadre de l'acquisition de Kinwest	3 385 510	34 362 927	–	–
Émises contre espèces	3 250 000	31 687 500	7 430 500	78 394 000
Coût des parts émises	–	(1 894 344)	–	(5 080 804)
Émises à la levée d'options	49 344	443 742	112 424	990 492
	22 268 734	205 668 695	15 583 880	141 068 870

Les données par part pour le trimestre terminé le 30 septembre 2002 ont été établies en fonction d'un nombre moyen pondéré de parts de fiducie en circulation de 22 267 684 (14 503 022 pour le trimestre terminé le 30 septembre 2001). Pour le calcul du bénéfice net dilué par part,

49 968 parts ont été ajoutées au nombre moyen pondéré de parts en circulation au cours du trimestre terminé le 30 septembre 2002 (54 642 pour le trimestre terminé le 30 septembre 2001) pour tenir compte de l'effet dilutif des options d'achat de parts octroyées aux employés. La distribution par part versée ou déclarée correspond à la distribution réelle qui a été versée ou déclarée en fonction du nombre de parts en circulation à la date pertinente.

Au cours du trimestre terminé le 30 septembre 2002, aucune option d'achat de parts de fiducie n'avait été octroyée à des employés. Au 30 septembre 2002, 253 362 options d'achat de parts de fiducie étaient en circulation, dont 81 488 pouvaient être levées.

	30 septembre 2002		**31 décembre 2001**	
Options d'achat de parts de fiducie	Nombre d'options	Prix de levée moyen pondéré $	Nombre d'options	Prix de levée moyen pondéré $
Solde au début de la période	330 540	9,32	221 407	8,38
Octroyées	–	–	276 723	9,94
Levées	(49 344)	8,98	(112 423)	8,81
Annulées	(27 834)	11,14	(55 167)	9,61
Solde à la fin de la période	253 362	9,19	330 540	9,32
Options pouvant être levées à la fin de la période	81 488	8,88	5 704	8,17

Au cours du trimestre terminé le 30 septembre 2002, aucun droit de souscription de parts de fiducie n'avait été octroyé à des employés. Au 30 septembre 2002, 375 433 droits de souscription de parts de fiducie étaient en cours et aucun de ces droits ne pouvait être levé.

	30 septembre 2002	
Droits de souscription de parts de fiducie	Nombre de droits	Prix moyen pondéré
Solde au début du trimestre	–	– $
Octroyés	384 833	9,77
Annulés	(9 400)	9,73
Solde avant la réduction du prix d'exercice	375 433	9,77 $
Réduction du prix d'exercice	–	(0,37)
Solde à la fin du trimestre	375 433	9,40 $

7. Informations supplémentaires sur les flux de trésorerie

	Trimestres terminés les 30 septembre		**Périodes de neuf mois terminées les 30 septembre**	
	2002	**2001**	**2002**	**2001**
Paiements en espèces liés aux éléments suivants				
Intérêts	1 031 605 $	1 341 110 $	1 864 030 $	2 336 172 $
Distributions relatives à la participation minoritaire	92 624	94 609	178 775	221 482
Distributions aux porteurs de parts	10 020 431	12 327 290	26 517 963	26 684 406
Impôts sur le capital	606 590	305 523	1 251 698	698 886
Opérations hors caisse				
Émission de parts dans le cadre de l'acquisition d'Alliance Energy Inc.	–	–	–	9 061 070
Émission de parts dans le cadre de l'acquisition de Kinwest	–	–	34 362 927	–
Impôts futurs	–	–	21 399 789	27 650 852
	–	–	55 762 716	36 711 922
Immobilisations	–	–	(55 762 716)	(36 711 922)

8. Événements postérieurs à la date du bilan

Gestion interne de la Fiducie

Le 31 octobre 2002, APF a annoncé son intention d'abolir, en date du 1er janvier 2003, la structure de gestion externe de la Fiducie, ainsi que tous les frais connexes de gestion, d'acquisition et de cession et le droit à la redevance conservée de 1 %. L'opération sera exécutée sous réserve, entre autres choses, de l'approbation des porteurs de parts et des organismes de réglementation. L'opération permettra d'éliminer les frais de gestion actuels de 3,5 % du revenu de production net, les frais d'acquisition et de cession de 1,5 % et la redevance conservée de 1 %.

L'opération d'instauration de la gestion interne se fera au moyen de l'acquisition par APF de la totalité des actions en circulation d'APF Energy Management Inc. (le « gérant ») pour une contrepartie globale de 9,25 M$, dont 25 % sera versée en espèces et 75 %, par l'émission de parts de fiducie. Les parts de fiducie seront émises au prix de 10,482 $ par part de fiducie, qui se traduira par l'émission de 661 850 parts de fiducie.

La fraction de la contrepartie qui sera versée au moyen de l'émission de parts de fiducie sera assujettie en partie au dépôt en mains tierces. Dans le cas de M. Martin Hislop, chef de la direction, la totalité des 150 526 parts de fiducie qui lui seront émises seront déposées en mains tierces pour une période de trois ans, le tiers des parts étant débloqué à chaque date anniversaire de l'opération. Dans le cas de M. Steven Cloutier, président et chef de l'exploitation, 80 % des 125 590 parts de fiducie qui lui seront émises seront déposées en mains tierces pour une période de quatre ans, et le quart des parts sera débloqué à chaque date anniversaire de la clôture de l'opération. Les parts de fiducie restantes qui seront émises à des actionnaires non-membres de la direction du gérant ne seront pas déposées en mains tierces. Dans le cadre de l'opération, le gérant a consenti à verser 1,345 M$ en primes de conservation du personnel aux dirigeants et employés du gérant autres que le chef de la direction et le président. Une tranche de 782 483 $ de ce montant sera versée en espèces, tandis que le solde, payable aux trois autres dirigeants du gérant, sera acquitté par l'émission de 53 665 parts de fiducie. Ces parts de fiducie seront assujetties aux mêmes conditions de dépôt en mains tierces que les parts de fiducie qui seront émises au président. L'équipe de direction existante demeurera en place sans modification des fonctions et des titres respectifs de ses membres.

Acquisition de la propriété de Paddle River

Le 7 novembre 2002, APF a annoncé qu'elle avait conclu un accord en vue de l'acquisition de propriétés gazéifères situées dans la région de Paddle River, dans le centre-ouest de l'Alberta, au prix de 24,2 M$. L'opération a pris effet le 1er octobre 2002, et la clôture est prévue pour le début de décembre.

RENSEIGNEMENTS SUR LA SOCIÉTÉ

SIÈGE SOCIAL
2100, 144 – Fourth Avenue S.W.
Calgary (Alberta) T2P 3N4
Téléphone : (403) 294-1000
Téléphone (sans frais) : 1 800 838-9206
Télécopieur : (403) 294-1074
Adresse Internet : www.apfenergy.com
Courriel : invest@apfenergy.com

ADMINISTRATEURS ET DIRIGEANTS D'APF ENERGY INC.

Donald Engle, administrateur indépendant et président du conseil[1),2),3)]

William Dickson, administrateur indépendant[1),3)]

Daniel Mercier, administrateur indépendant[2)]

Martin Hislop, administrateur[1)] et *chef de la direction*

Steven Cloutier, administrateur[2)] et *président et chef de l'exploitation*

Alan MacDonald, *vice-président, Finances*

Bonnie Nicol, *vice-présidente, Exploitation*

Ken Pretty, *vice-président, Expansion de l'entreprise et terrains*

1) *Membre du comité de vérification*
2) *Membre du comité de rémunération*
3) *Membre du comité des réserves*

AVOCATS
Parlee McLaws

Calgary (Alberta)

BANQUE
Banque Nationale du Canada

Calgary (Alberta)

INGÉNIEURS-CONSEILS
Gilbert Laustsen Jung Associates Ltd.
Calgary (Alberta)

FIDUCIAIRE, AGENT COMPTABLE DES REGISTRES ET AGENT DES TRANSFERTS
Computershare Trust Company of Canada

Calgary (Alberta)

VÉRIFICATEURS
PricewaterhouseCoopers s.r.l.
Calgary (Alberta)

INSCRIPTION À LA BOURSE
Bourse de Toronto

Symbole : **AY.UN**

BUREAU DE CHANTIER
2100, rue King
Estevan (Saskatchewan) S4A 2B4
Téléphone : (306) 634-0066
Télécopieur : (306) 634-0077

ABRÉVIATIONS
(selon l'ordre alphabétique anglais; l'abréviation française de IPO n'ayant pas été employée dans le texte, je ne l'ai pas indiquée)

b	baril
b/j	barils par jour
mpc	millier de pieds cubes
mpc/j	millier de pieds cubes par jour
bep	baril d'équivalent pétrole
bep/j	barils d'équivalent pétrole par jour (6 mpc = 1 bep)
LGN	liquides de gaz naturel

APF ENERGY TRUST est une fiducie de redevances à capital variable qui a été créée en décembre 1996 en vue de fournir aux porteurs de parts des distributions **stables** à même les flux de trésorerie provenant de l'exploitation de propriétés pétrolifères et gazéifères de **haute qualité** situées dans l'Ouest du Canada.

Grâce à l'**acquisition d'entreprises solides** et à la mise en place de **mesures d'optimisation efficaces,** APF a augmenté sa production de **450 %**, soit 1 707 bep/j pour le quatrième trimestre de 1996 à 9 395 bep/j pour le trimestre le plus récent. Depuis qu'elle a effectué le **placement initial** de ses titres au prix de **10 $** par part, APF a produit des **distributions cumulées de 11,65 $** par part et dégagé pour ses porteurs de parts un **taux de rendement** annuel composé sur 6 ans **de 20 %.**

Exemption # 82-516

APF ENERGY TRUST

NEWS RELEASE
TSE: AY.UN

APF ENERGY ANNOUNCES TAX TREATMENT OF DISTRIBUTIONS

February 26, 2003 - APF Energy Trust today announced its tax information for distributions received by unitholders during 2002. Of the $1.80 paid to unitholders, 36.483% is tax deferred as a return of capital, while 63.517% is considered taxable income.

The table below sets out the cash distributions received in 2002 by unitholders, and indicates what portion of each distribution is taxable as income and what is tax deferred as a return of capital. As the distribution declared by APF in December 2002 was received by unitholders in January 2003, it will not be included in the calculation of a unitholder's 2002 taxable income. Please note that columns may not add due to rounding.

Record Date	Paid	Capital	Income	Total
31-Dec-01	15-Jan-02	$ 0.0547	$ 0.0953	$ 0.150
31-Jan-02	15-Feb-02	$ 0.0547	$ 0.0953	$ 0.150
28-Feb-02	15-Mar-02	$ 0.0547	$ 0.0953	$ 0.150
31-Mar-02	15-Apr-02	$ 0.0547	$ 0.0953	$ 0.150
30-Apr-02	15-May-02	$ 0.0547	$ 0.0953	$ 0.150
31-May-02	15-Jun-02	$ 0.0547	$ 0.0953	$ 0.150
30-Jun-02	15-Jul-02	$ 0.0547	$ 0.0953	$ 0.150
31-Jul-02	15-Aug-02	$ 0.0547	$ 0.0953	$ 0.150
31-Aug-02	15-Sep-02	$ 0.0547	$ 0.0953	$ 0.150
30-Sep-02	15-Oct-02	$ 0.0547	$ 0.0953	$ 0.150
31-Oct-02	15-Nov-02	$ 0.0547	$ 0.0953	$ 0.150
30-Nov-02	15-Dec-02	$ 0.0547	$ 0.0953	$ 0.150
Total		0.6567	1.1433	$ 1.800

Units held within an RRSP, RRIF, or DPSP

No amount should be reported on the 2002 individual Income Tax Return ("T1") in respect of trust units held in a Registered Retirement Savings Plan (RRSP), Registered Retirement Income Fund (RRIF), or Deferred Profit Sharing Plan (DPSP).

Units held outside an RRSP, RRIF, or DPSP

Unitholders who held trust units outside an RRSP, RRIF, or DPSP will receive a T3 Supplementary Slip for 2002 ("T3") and must report the taxable portion of such distributions as "other income" in Box 26 of their T3. Unitholders who held units through intermediaries such as investment advisers will be receiving T3s from those intermediaries.

Adjusted Cost Base Reduction

The Adjusted Cost Base ("ACB") is used in calculating capital gains or losses on the disposition of trust units held as capital property by a unitholder. As set out above, the ACB of each trust unit is reduced by the portion of distributions considered a return of capital and accordingly is not reported on a T3. Should a taxpayer's ACB be reduced below zero, that negative amount is deemed to be a capital gain of the individual and the ACB is deemed to be nil. That capital gain must be reported on Schedule 3 of the unitholder's T1.

For further information, please contact:

Steve Cloutier, President & Chief Operating Officer
Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1074
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

Exemption # 82-5166

A P F E N E R G Y T R U S T

NEWS RELEASE
TSE: AY.UN

APF ENERGY RELEASES INDEPENDENT ENGINEERING EVALUATION

February 28, 2003 — APF Energy Trust is pleased to release the results of its independent engineering evaluation, effective January 1, 2003 and completed by Gilbert Laustsen Jung Associates Ltd. ("GLJ").

2002 represented another year of growth for APF, during which total proved reserves increased by 43%. Taking into account the acquisition of Hawk Oil Inc. ("Hawk"), which was announced on December 9, 2002, but closed on February 5, 2003, pro forma proved reserves at January 1, 2003 increased by 72%.

The Trust also continued to effectively execute its development and optimization strategies. Complementing its track record of strong acquisitions, APF more than replaced what it produced through low risk drilling projects and production enhancement techniques.

Report Summary

- Development and optimization initiatives replaced 128% of production
- Total proved reserves increased 43% (pro forma Hawk 72%)
- Established reserves increased 45% (pro forma Hawk 76%)
- Undeveloped land holdings increased from 109,513 acres to 184,715 acres (pro forma Hawk 216,715)
- Established Reserve Life Index of 9 years, based on current production of 12,500 and before taking into account incremental reserves developed on the Hawk assets since October 1, 2002.

APF Energy at January 1, 2003 (before Hawk)

Reserve Category	Net Present Value of Reserves ($000)			
	0%	10%	12%	15%
Proved Producing	334,587	207,960	195,258	179,552
Proved	379,287	232,816	217,855	199,334
Proved + Probable	514,736	286,076	264,793	239,011
Established	447,012	259,446	241,324	219,172

Reserve Category	Reserve Volumes			
	Gas (mmcf)	Oil (mbbl)	NGL (mbbl)	Total (mboe)
Proved Producing	50,508	14,911	636	23,965
Proved	59,438	16,684	768	27,359
Proved + Probable	77,141	22,836	927	36,620
Established	68,290	19,760	848	31,989

Notes regarding tables: Gas converted at 6 mcf = 1 boe. NGL converted at 1 bbl = 1 boe. "Established Reserves" are 100% of proved reserves plus 50% of probable reserves. The net present value of future cash flow ("NPV") is after deduction of estimated future capital expenditures, royalty burdens, operating expenses and abandonment costs and prior to any provision for income taxes, debt service charges and general and administrative expenses. It should not be assumed that the NPV is representative of the fair market value of the assets. NPV is based on GLJ's escalated price forecast as of January 1, 2003, which assumes a base 2003 oil price of US$25.50 per barrel and an AECO price of C$5.65/mmbtu for gas (0.95 mcf = 1 mmbtu). Reserves are gross company interest reserves before deduction of royalties. Columns may not add due to rounding.

Reconciliation of Reserves

The following table contains a reconciliation of APF's established reserves effective January 1, 2003.

	Gas (mmcf)	Oil (mbbl)	NGL (mbbl)	Total (mboe)
Reserves at January 1, 2002	50,980	13,020	525	22,041
Drilling and Development	7,670	1,381	13	2,672
Technical Revisions	3,780	1,014	(44)	1,599
Acquisitions	16,650	6,757	462	9,994
Divestitures	(3,490)	(359)	(53)	(994)
Production	(7,320)	(2,053)	(55)	(3,327)
Reserves at January 1, 2003	68,290	19,760	848	31,989

Note: Columns may not add due to rounding

In addition to the reserves, GLJ also valued APF's 184,715 acres of undeveloped land at $7.9 million. The value was derived by reference to land sales proximate to APF's undeveloped acreage, APF's applicable working interest, and expiry profile.

Subsequent Event

On December 9, 2002 APF announced that it had entered into an agreement to acquire the shares of Hawk, a Calgary based junior oil and gas producer. The acquisition closed on February 5, 2003. GLJ, the common evaluator of reserves for both APF and Hawk, prepared an evaluation report on the assets of Hawk effective October 1, 2002. That evaluation was mechanically updated to January 1, 2003 and does not include any value or reserve additions for drilling and development on these assets since October 1, 2002. A summary of the combined GLJ Reports for APF and Hawk pro forma at January 1, 2003 is set out below, without attributing any value to Hawk's undeveloped land:

APF Energy and Hawk pro forma at January 1, 2003

Reserve Category	Net Present Value of Reserves ($000)			
	0%	10%	12%	15%
Proved Producing	372,766	238,617	224,812	207,625
Proved	449,546	284,212	266,799	245,092
Proved + Probable	619,375	356,622	331,158	300,055
Established	534,461	320,417	298,979	272,574

Reserve Category	Reserve Volumes			
	Gas (mmcf)	Oil (mbbl)	NGL (mbbl)	Total (mboe)
Proved Producing	57,655	16,421	639	26,669
Proved	70,295	20,307	771	32,794
Proved + Probable	93,188	28,331	930	44,792
Established	81,742	24,319	850	38,793

Notes Regarding Tables: Gas converted at 6 mcf = 1 boe. NGL converted at 1 bbl = 1 boe. "Established Reserves" are 100% of proved reserves plus 50% of probable reserves. The net present value of future cash flow ("NPV") is after deduction of estimated future capital expenditures, royalty burdens, operating expenses and abandonment costs and prior to any provision for income taxes, debt service charges and general and administrative expenses. It should not be assumed that the NPV is representative of the fair market value of the assets. NPV is based on GLJ's escalated price forecast as of January 1, 2003, which assumes a base 2003 oil price of US$25.50 per barrel and an AECO price of C$5.65/mmbtu for gas (0.95 mcf = 1 mmbtu). Reserves are gross company interest reserves before deduction of royalties. Columns may not add due to rounding.

For further information, please contact:

Steve Cloutier, President

Alan MacDonald, Vice President, Finance

Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1074

E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

Exemption # 82-5166

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF ENERGY TRUST AGREES TO ACQUIRE NYCAN ENERGY CORP. AND TO ISSUE $50 MILLION OF EQUITY IN BOUGHT DEAL

Acquisition of gas-levered producer strengthens trust's position in southeast Alberta

March 10, 2003 - APF Energy Trust ("APF") announces that it has entered into an agreement to acquire Nycan Energy Corp. ("Nycan") for $36.9 million in cash, plus the assumption of approximately $7.9 million of debt. It is expected that the transaction will close in mid-April, 2003.

In conjunction with the acquisition, APF announces that it has entered into an agreement to sell, on a bought deal basis, 4,800,000 trust units at $10.40 per trust unit, to a syndicate of underwriters led by Scotia Capital Inc. and including CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Dundee Securities Corporation, Research Capital Corporation and Griffiths McBurney & Partners. In addition, APF has granted the underwriters an option to acquire up to 1,000,000 additional trust units on the same terms and conditions until 48 hours prior to closing. If the option is exercised, total funds raised in the financing will be approximately $60 million. The offering is subject to normal regulatory approval and is expected to close on April 2, 2003 with the first cash distribution payable in respect of the new trust units to be for the month of April, 2003, and payable on May 15, 2003.

The net proceeds of the issue will be used to fund the Nycan acquisition, partially repay outstanding indebtedness, fund future acquisitions and capital expenditures and for general corporate purposes.

The issue will be offered in all provinces of Canada and to Qualified Institutional Buyers in the United States pursuant to the registration exemptions provided by Rule 144A of the Securities Act of 1933 and internationally as permitted.

Currently, APF has 26,939,894 units outstanding. If the underwriters' option is exercised, APF will have a total of 32,739,894 units outstanding.

Summary Highlights on Nycan

The Nycan acquisition has the following attributes:

- Daily production of approximately 1,400 boe, consisting of 6.4 mmcf/d of gas (77%) and 327 bbl of oil and natural gas liquids (23%).
- High working interests in a focused group of properties in southeast Alberta, including gas assets at Carmangay, Enchant, Little Bow, Long Coulee, Retlaw and Turin.
- Approximately 65% of daily production is operated.
- Attractive transaction metrics of $32,000 per flowing boe and $8.34 per established boe of reserves.
- Established reserve life index of 10.5 years.
- 81.1% of the established reserves are "proven".
- Approximately 58,195 net undeveloped acres of land.

Detailed Information on Nycan

APF has agreed to purchase the shares of Nycan, a public corporation trading on the Toronto Stock Exchange, for $2.075 per share in cash, plus the assumption of approximately $7.9 million of debt, including estimated transaction and related costs. With 17.76 million fully diluted Nycan shares outstanding, the transaction has a total value of $44.8 million. Griffiths McBurney & Partners has acted as financial advisor to Nycan and has provided a verbal opinion that the consideration offered is fair, from a financial point of view, to Nycan's shareholders.

Nycan's oil and gas assets were evaluated by Ashton Jenkins Mann Petroleum Consultants in a report effective October 1, 2002, a summary of which is set out below:

	Proved Producing	Total Proved	Proved + Probable	Proved + 1/2 Probable
Oil & NGL (mbbl)	461	722	1,218	970
Gas (mmcf)	12,328	21,813	30,994	26,404
Total (mboe)	2,516	4,358	6,384	5,371

The assets to be acquired by APF include natural gas interests at Carmangay, Enchant, Little Bow, Long Coulee, Retlaw and Turin. The acquisition will add significantly to APF's existing shallow gas production in southeast Alberta.

The boards of directors of APF and Nycan have approved the transaction, and the board of directors of Nycan has resolved unanimously to recommend to its shareholders that they accept the APF offer. The transaction will be completed by way of a takeover bid and APF anticipates mailing its circular to Nycan shareholders in mid-March. Closing is subject to the tendering of at

least 75% of the outstanding shares of Nycan, regulatory approval and other standard conditions. APF expects to take up and pay for the Nycan shares in mid-April.

The officers and directors of Nycan, their associates and affiliates, and certain other Nycan shareholders, have agreed to execute lock-up agreements representing at least 70% of the fully-diluted outstanding shares of Nycan under which they will agree to deposit and not withdraw their shares under the offer. The board of directors of Nycan has also agreed that it will not solicit or initiate discussions or negotiations with any third party for any business combination involving Nycan. Under certain circumstances, Nycan has agreed to pay APF a non-completion fee of $1.5 million and APF has a right of first refusal in certain circumstances to match any unsolicited competing bid.

The purchase of Nycan will further enhance APF's exposure to natural gas. Going forward, APF's production will be split as to 55% oil and liquids and 45% natural gas.

The following is a summary of Nycan's current gas hedges. Nycan has no oil hedges:

	(mcf/d)	(C$/mcf)	(C$/mcf)
2003 Q1 Collar	2,845	4.75	7.33
2003 Q2 Collar	2,845	5.13	6.65
2003 Q2 Swap	474	5.66	5.66
2003 Q3 Collar	2,845	5.13	6.65
2003 Q3 Swap	474	5.66	5.66
2003 Q4 Collar	1,587	5.81	7.52
2003 Q4 Swap	160	5.66	5.66
2004 Q1 Collar	948	6.85	8.86

Nycan has approximately 58,195 net acres of undeveloped land in southern Alberta. In aggregate, the combined APF-Nycan capital expenditure program for 2003 is expected to reach approximately $20 million. Further details will be provided once the transaction is completed and APF has an opportunity to integrate Nycan's drilling inventory with its own.

Update on APF's Hedging Program

The following is a summary of APF's current oil and gas hedges:

Crude Oil

Period	Volumes (bbl/d)	Floor Price (US$/bbl)	Ceiling Price (US$/bbl)
2003 Q1 Collar	1,700	24.82	27.85
2003 Q1 Swap	1,367	29.83	29.83
2003 Q2 Swap	2,833	28.40	28.40
2003 Q3 Swap	2,667	27.79	27.79
2003 Q4 Swap	1,167	27.54	27.54

Natural Gas (CDN$ Hedges)

Period	Volumes (mcf/d)	Floor Price (C$/mcf)	Ceiling Price (C$/mcf)
2003 Q1 Collar	1,896	4.22	8.23
2003 Q2 Swap	4,741	7.09	7.09
2003 Q3 Swap	4,741	7.09	7.09
2003 Q4 Swap	4,741	7.09	7.09
2003 Swap	948	6.12	6.12

Natural Gas (US$ Hedges)

Period	Volumes (mmbtu/d)	Floor Price (US$/mmbtu)	Ceiling Price (US$/mmbtu)
2003 Q2 Swap	1,000	5.06	5.06
2003 Q3 Swap	1,000	5.06	5.06
2003 Q4 Swap	337	5.06	5.06

APF Energy Trust is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of cash distributions to unitholders. Trust units of APF are traded on the Toronto Stock Exchange under the symbol "AY.UN".

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The trust units of APF offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF. Not for distribution to U.S. newswire services or for distribution in the U.S.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For further information, please contact:

APF Energy Inc.
Steve Cloutier, President
Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206
E-mail: invest@apfenergy.com
Internet: www.apfenergy.com

Nycan Energy Corp.
Robert Lamond, Chairman
Robert McPherson, President
Telephone (403) 264-7377
E-mail: info@nycanenergy.com
Internet: www.nycanenergy.com

Exemption # 82-5166 03769

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by those persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of APF Energy Inc., 2100, 144 - 4th Avenue S.W., Calgary, Alberta, T2P 3N4, Telephone: (403) 294-1000. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of APF Energy Inc. at the above-mentioned address and telephone number.*

Neither the offer or sale of any of the securities qualified by this short form prospectus has been registered under the United States Securities Act of 1933 as amended, and none of such securities nor any rights thereto or interest therein may be offered for purchase or sale, sold, transferred or otherwise disposed of, directly or indirectly, within the United States, except pursuant to a registration statement declared effective by the United States Securities and Exchange Commission under such act or pursuant to an available exemption from such registration. See "Plan of Distribution".

Preliminary Short Form Prospectus dated March 12, 2003

New Issue

A P F E N E R G Y T R U S T

$49,920,000
4,800,000 Trust Units
$10.40 Per Trust Unit

APF Energy Trust (the "Trust") is hereby qualifying for distribution 4,800,000 trust units (the "Trust Units") of the Trust at a price of $10.40 per Trust Unit.

The outstanding Trust Units are listed for trading on the Toronto Stock Exchange (the "TSX") under the trading symbol "AY.UN". The Trust has applied to list the Trust Units offered hereunder on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX. On March 11, 2003, the last trading day prior to the filing of this short form prospectus, the closing price of the Trust Units on the TSX was $10.54 per Trust Unit. The price of the Trust Units offered hereby was determined by negotiation between APF Energy Inc. ("APF Energy"), on behalf of the Trust, and Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Dundee Securities Corporation, Research Capital Corporation and Griffiths McBurney & Partners (collectively, the "Underwriters").

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust(1)
Per Trust Unit	$10.40	$0.52	$9.88
Total	$49,920,000	$2,496,000	$47,424,000

Notes:

(1) Before deducting expenses of this offering, estimated to be $250,000 which, together with the Underwriters' fee, will be paid from the general funds of the Trust.

(2) The Trust has granted to the Underwriters an option (the "Underwriters' Option") to purchase up to an aggregate of 1,000,000 Trust Units on the same terms as set forth above, exercisable until 48 hours prior to the date of closing. The Underwriters' Option and the Trust Units issued upon exercise of the Underwriters' Option are qualified for distribution under this short form prospectus. If the Underwriters' Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Trust, before deducting expenses of this offering, will be $60,320,000, $3,016,000, and $57,304,000, respectively. See "Plan of Distribution".

In the opinion of counsel, the Trust Units will not be precluded as investments under those statutes referred to under "Eligibility for Investment".

Scotia Capital Inc. and National Bank Financial Inc., two of the Underwriters, are direct or indirect subsidiaries of Canadian chartered banks which are lenders to APF Energy and to which APF Energy is presently indebted. Consequently, the Trust may be considered to be a connected issuer of these Underwriters for the purposes of securities regulation in certain Canadian provinces. The net proceeds of this offering will be used by the Trust to fund the proposed acquisition of Nycan by APF Energy and for general corporate purposes of APF Energy, (including ongoing capital expenditures and future acquisitions), initially as a repayment of its indebtedness. See "Relationship Between APF Energy's Lenders and Underwriters" and "Use of Proceeds".

The offering is scheduled to close on or about April 2, 2003 which is after the record date for the distribution by the Trust to Unitholders to be paid on April 15, 2003. Accordingly, subscribers who purchase Trust Units pursuant to the offering will not be eligible to receive the distribution that will be paid to Unitholders on April 15, 2003 but will be eligible to receive the distributions that will be paid to Unitholders on or about May 15, 2003.

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale if, as and when issued by the Trust and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust by Parlee McLaws LLP and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP. Subject to applicable laws, the Underwriters may, in connection with this offering, over-allot or effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail on the open market. See "Plan of Distribution". Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing is expected to take place on or about April 2, 2003.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT 5
DOCUMENTS INCORPORATED BY REFERENCE 6
FORWARD LOOKING STATEMENTS 7
APF ENERGY TRUST 8
General 8
APF ENERGY INC. 8
APF ACQUISITION TRUST 8
APF ENERGY LIMITED PARTNERSHIP 8
INTERCORPORATE RELATIONSHIPS 9
RECENT DEVELOPMENTS 10
Proposed Acquisition of Nycan 10
Acquisition of Hawk Oil Inc. 10
Internalization of Management 10
Acquisition of Paddle River Property 10
Acquisition of Kinwest Resources Inc. and Sellco 10
Amendment of Credit Facilities 11
Appointment of Officer 11
Other Matters 11
INFORMATION CONCERNING NYCAN 11
Principal Producing Properties 11
Major Properties 11
Minor Properties 12
Summary of Principal Properties of Nycan 12
Production History 13
Estimated Production 13
Producing Wells 13
Undrilled Acreage 14
Future Commitments 14
Oil and Gas Reserves of Nycan 14
INFORMATION CONCERNING HAWK 16
Principal Producing Properties 16
Major Properties, Saskatchewan 17
Summary of Principal Properties of Hawk 17
Production History 18
Estimated Production 18
Producing Wells 19
Undrilled Acreage 19
INFORMATION CONCERNING KINWEST AND THE SELLCO PROPERTIES 19
Principal Producing Properties 19
Major Properties, Southeast Saskatchewan 19
Major Properties, Alberta 21
Summary of Principal Properties of Kinwest and Sellco 21
Production History 21
Estimated Production 22
Producing Wells 22
Undrilled Acreage 22
EFFECT OF THE ACQUISITIONS ON THE TRUST/APF ENERGY 23
Selected Financial and Pro-Forma Financial Information 23
Selected Operational Information 23
Future Commitments of APF Energy 24
OIL AND NATURAL GAS RESERVES 25
DESCRIPTION OF THE TRUST UNITS 27
General 27
Cash Distributions of Distributable Income 27
Additional Information 28
TRADING HISTORY 28
CONSOLIDATED CAPITALIZATION OF THE TRUST 28
USE OF PROCEEDS 29
PLAN OF DISTRIBUTION 29
RELATIONSHIP BETWEEN APF ENERGY'S LENDERS AND UNDERWRITERS 30
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS 31
The Trust 31
Taxation of Unitholders 32
RISK FACTORS 33
Acquisition Risks 33
Business of APF Energy and APF Partnership 34
Potential Conflicts of Interest 36
Depletion of Reserves on Properties 36
Unitholder Limited Liability 37
AUDITORS, TRANSFER AGENT AND REGISTRAR 37
LEGAL PROCEEDINGS 37
LEGAL MATTERS 37
INTERESTS OF EXPERTS 37
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION 37
PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS YEAR ENDED DECEMBER 31, 2001 38
PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS NINE MONTHS ENDED SEPTEMBER 30, 2002 44
INTERIM FINANCIAL STATEMENTS OF KINWEST RESOURCES INC. 51
INTERIM FINANCIAL STATEMENTS OF SELLCO 52
AUDITED OPERATING STATEMENTS FOR SELLCO PROPERTIES 53
FINANCIAL STATEMENTS OF KINWEST 56
CERTIFICATE OF THE TRUST 66
CERTIFICATE OF THE UNDERWRITERS 67

SELECTED ABBREVIATIONS AND DEFINITIONS

In this short form prospectus, the abbreviations and terms set forth below have the meanings indicated:

"GJ"	Gigajoule = 0.95 mmbtu	**"bcf"**	1,000,000,000 cubic feet
"md"	millidarcy	**"mcf/d"**	1,000 cubic feet per day
"NGLs"	natural gas liquids	**"mmcf/d"**	one million cubic feet per day
"bbls"	barrels	**"BTU"**	British thermal unit
"mbbl"	1,000 barrels	**"mmbtu"**	1,000,000 BTUs
"bbl/d"	barrels per day		
"mstb"	thousand standard barrels	**"boe"**	barrels of oil equivalent
		"mboe"	1,000 barrels of oil equivalent
"mcf"	1,000 cubic feet	**"boe/d"**	barrels of oil equivalent per day
"mmcf"	1,000,000 cubic feet	**"m"**	meters
		"km"	kilometers

Note: For the purposes of this document, six mcf of natural gas and one bbl of NGL each equal one bbl of oil, such conversion not being based on either price or energy content.

"**Acquisition**" means the proposed acquisition of Nycan by APF Energy, as contemplated in a pre-offer agreement dated March 10, 2003, between APF Energy and Nycan.

"**APF Management**" means APF Energy Management Inc.

"**APF Partnership**" means APF Energy Limited Partnership.

"**APF Reserve Report**" means the report of Gilbert Laustsen Jung Associates Ltd. ("GLJ"), independent petroleum consultants, dated February 10, 2003 and effective January 1, 2003 evaluating 92% of the established reserves of APF Energy and APF Partnership using January 1, 2003 pricing and including a mechanical update by GLJ to January 1, 2003 of the additional 8% of the established reserves of APF Energy, being the Paddle River property, based on estimates effective July, 2002 provided by APF Energy to GLJ.

"**ARC**" means Alberta Royalty Tax Credit.

"**Deferred Purchase Obligation**" means the ongoing obligation of the Trust to pay to APF Energy and APF Partnership, as applicable, to the extent of the Trust's available funds, the amount of the adjusted purchase price for additional Canadian resource property acquired by APF Energy and APF Partnership and of certain designated capital expenditures, as partial consideration for the royalty granted by such parties to the Trust.

"**Hawk**" means Hawk Oil Inc.

"**Hawk Reserve Report**" means the report of GLJ dated October 30, 2002 and effective October 1, 2002, evaluating the petroleum and natural gas properties of Hawk.

"**Kinwest**" means Kinwest Resources Inc.

"**Nycan**" means Nycan Energy Corp.

"**Royalty**" means the entitlement of the Trust to 99% of production revenues from oil and gas properties of APF Energy and APF Partnership, less deductions on account of production costs, debt service charges, management fees and general and administrative costs.

"**Sellco**" means 987687 Alberta Ltd.

"**Sellco Properties**" means the oil and gas properties acquired by APF Energy on May 30, 2002 on the acquisition of all of the shares of Sellco, a joint venture partner of Kinwest.

"**Southeast Saskatchewan Properties**" means the oil and gas properties acquired by Alliance Energy Inc. (now APF Energy, by amalgamation) on April 30, 2001 in the Queensdale, Tatagwa, Ingoldsby, Carlyle, Star Valley, Lost Horse Hills, Macoun, Sherwood, Skinner Lake and Innes areas.

"**Unitholder**" means a holder of Trust Units of the Trust.

"**Warrant**" means warrants of the Trust, each whole warrant entitling the holder thereof to acquire one Trust Unit of the Trust until May 30, 2003 in exchange for $10.65.

All dollar amounts are stated in Canadian dollars except where otherwise stated.

ELIGIBILITY FOR INVESTMENT

In the opinion of Parlee McLaws LLP and Burnet, Duckworth & Palmer LLP, the Trust Units will, at the date of closing of this offering, and subject to the assumptions contained in "Canadian Federal Income Tax Considerations" being met at the date of closing, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans under the *Income Tax Act* (Canada) and will not constitute foreign property for those plans. The foregoing opinion assumes that there will be no changes in the applicable legislation currently in effect prior to the date of issue of the Trust Units.

Eligibility of the Trust Units for investment by purchasers to whom any of the following statutes apply is, in certain cases, governed by criteria which such purchasers are required to establish as policies or guidelines pursuant to the applicable statute (and, where applicable, the regulations thereunder) and is subject to the prudent investment standards and general investment provisions provided therein:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Cooperative Credit Associations Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Financial Institutions Act (British Columbia)
Pension Benefits Standards Act (British Columbia)
Loan and Trust Corporations Act (Alberta)
Employment Pension Plans Act (Alberta)
The Pensions Benefits Act, 1992 (Saskatchewan)
The Insurance Act (Manitoba)
The Trustee Act (Manitoba)
The Pension Benefits Act (Manitoba)
Pension Benefits Act (Ontario)
An Act respecting insurance (Québec)
An Act respecting trust companies and savings companies (Québec) (except for trust companies with respect to funds, other than deposits, which are administered for other persons)
Supplemental Pension Plans Act (Québec)

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of APF Energy, 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4, Telephone: (403) 294-1000. For the purposes of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of APF Energy at the above-mentioned address and telephone number.

The following documents of the Trust, Alliance Energy Inc. ("Alliance"), Hawk and Nycan which have been filed with securities commissions or other similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Annual Information Form of the Trust dated May 17, 2002, including the management's discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2001 incorporated therein (the "AIF");

(b) the prospectus of the Trust dated June 21, 2001, as it relates to the acquisition of Alliance and the Southeast Saskatchewan Properties, as to only those portions thereof which appear under the headings "Financial Statements - Audited Operating Statements for Saskatchewan Properties" and "Financial Statements - Operating Statements (Unaudited) for Saskatchewan Properties";

(c) the Information Circular of the Trust dated April 18, 2002 relating to the annual general and special meeting of Unitholders of the Trust held on June 3, 2002 (the "Circular"), excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance" in the Circular (which portions shall be deemed not to have been incorporated by reference herein);

(d) the unaudited interim consolidated financial statements of the Trust for the three months and nine months ended September 30, 2002 and 2001 contained in the third quarter interim report for 2002;

(e) management's discussion and analysis for the nine months ended September 30, 2002 contained in the Trust's third quarter interim report for 2002;

(f) the audited consolidated financial statements of the Trust and notes thereto for the years ended December 31, 2001 and 2000, together with the report of the auditors of the Trust thereon contained in the Trust's 2001 Annual Report;

(g) the audited comparative consolidated financial statements of Alliance for each of the years ended November 30, 2000 and 1999, together with the report of the auditors of Alliance thereon;

(h) the unaudited comparative consolidated financial statements of Alliance for the three months ended February 28, 2001 and 2000;

(i) the material change report of the Trust dated February 5, 2003 relating to the acquisition of all of the outstanding shares of Hawk;

(j) the audited comparative financial statements of Hawk for the year ended December 31, 2001, together with the report of the auditors of Hawk thereon;

(k) the unaudited comparative financial statements of Hawk for the three months and nine months ended September 30, 2002.

(l) the audited consolidated comparative financial statements of Nycan for the year ended December 31, 2001, together with the report of the auditors of Nycan thereon; and

(m) the unaudited consolidated comparative financial statements of Nycan for the three months and nine months ended September 30, 2002, as contained in the third quarter interim report of Nycan.

Any document of the type referred to in the preceding paragraph and any interim financial statements or material change reports (excluding confidential material change reports) which are filed by the Trust with a securities commission or other similar authority subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded.

FORWARD LOOKING STATEMENTS

This short form prospectus contains or incorporates by reference forward-looking statements. All statements other than statements of historical fact included or incorporated by reference in this short form prospectus that address activities, events or developments that we expect or anticipate may or will occur in the future are forward looking statements, and indicate such things as:

- the timing of the closing of the Acquisition;
- the performance characteristics of the existing properties of APF Energy and APF Partnership and properties proposed to be acquired by APF Energy;
- oil and natural gas reserve quantities and the discounted present value of these reserves;
- the amount and nature of capital expenditures;
- plans for drilling wells;
- prices for oil and natural gas produced and the impact of changes in prices on cash flow after hedging;
- timing and amount of future production;
- operating and other costs;
- expectations regarding the ability to raise capital and to continually add reserves through acquisitions and developments;
- business strategies and plans of management; and
- prospect development and acquisitions.

Such forward looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control, including:

- the impact of general economic conditions;
- industry conditions, including fluctuations in the price of oil and natural gas, royalties payable in respect of our oil and natural gas production, and changes in governmental regulation of the oil and natural gas industry, including environmental regulation;
- uncertainty of estimates of oil and natural gas reserves;
- impact of competition, availability and cost of seismic, drilling and other equipment;
- operating hazards and other difficulties inherent in the exploration for and production and sale of oil and natural gas;
- fluctuations in foreign exchange or interest rates and stock market volatility; and
- the timing and success of integrating the business and operations of acquired assets and companies, including Hawk and Nycan.

These factors should not be considered exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements. You should also carefully consider the matters discussed under "Risk Factors" in this short form prospectus.

APF ENERGY TRUST

General

The Trust is an open-end investment trust originally formed under the laws of the Province of Alberta on October 10, 1996 and governed by an amended and restated trust indenture dated January 3, 2003 (the "Trust Indenture"). Computershare Trust Company of Canada has been appointed as trustee. The principal office of the Trust is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4.

The Trust's primary asset is the Royalty granted by APF Energy and APF Partnership on the oil and gas properties owned by each of them. The Royalty consists of an entitlement to 99% of the royalty income earned by APF Energy and APF Partnership after certain costs, expenditures and deductions.

The goal of the Trust is to provide Unitholders with high and stable cash distributions by continually replacing and adding to the reserves held by APF Energy and other entities granting a Royalty to the Trust, through acquisition, drilling and optimization initiatives.

APF ENERGY INC.

APF Energy was incorporated under the *Business Corporations Act* (Alberta) on December 8, 1995 as 677633 Alberta Inc. By Articles of Amendment filed May 8, 1996, APF Energy's name was changed to APF Energy Inc. Effective January 3, 2003 APF Energy was amalgamated with APF Management and 1014621 Alberta Ltd. Effective February 7, 2003, APF Energy was amalgamated with Hawk Oil Inc. See "Recent Developments". The registered and principal office of APF Energy is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4.

APF Energy was incorporated and organized for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties, and granting the Royalty to the Trust. APF Energy has 50 employees and retains contract operators on several of its oil and gas properties. APF Energy provides management and administrative services to the Trust, APF Acquisition Trust and APF Partnership.

APF ACQUISITION TRUST

APF Acquisition Trust is an open-end unincorporated commercial trust. APF Acquisition Trust was formed pursuant to a trust agreement dated May 30, 2002. This trust is wholly owned by APF Energy Trust. The asset of APF Acquisition Trust is a 99% limited partnership interest in the APF Partnership. The head and principal office of APF Acquisition Trust is located at 2100, 144 - 4th Avenue S.W., Calgary, Alberta T2P 3N4.

APF ENERGY LIMITED PARTNERSHIP

APF Partnership is a limited partnership formed in the Province of Alberta. APF Partnership was formed pursuant to a limited partnership agreement dated May 23, 2002, as amended and restated. 990009 Alberta Inc. is the general partner with a 1% interest in the partnership and APF Acquisition Trust, through its trustee, is the limited partner with a 99% interest in the partnership. APF Partnership was formed for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties, and granting the Royalty to the Trust. The head and principal office of APF Partnership, and its registered office is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta T2P 3N4.

APF Partnership has entered into a royalty agreement dated May 30, 2002 whereby it granted a Royalty on its oil and gas properties to the Trust, in consideration for which the Trust agreed to make payment of the Deferred Purchase Obligation.

INTERCORPORATE RELATIONSHIPS

The following diagram describes the flow of cash from the oil and gas properties to the Trust and from the Trust to the Unitholders. Reference should be made to the appropriate sections of this short form prospectus for a complete description of the structure of the Trust.


Unitholders
Cash Distributions
APF Energy Trust
100%
100%
APF Acquisition Trust
990009 Alberta Inc.
(General Partner)
Cash flow in the form
of Royalties
Limited Partner (99%)
Cash flow in the
form of Royalties
100%
General Partner
1%
APF Energy Limited
Partnership
APF Energy Inc.
Portion of cash flow
withheld to fund:
Oil & Gas assets
to generate
Cash Flow
Oil & Gas assets
to generate Cash
Flow
Portion of cash flow
withheld to fund:
- Reclamation Fund
- Deferred Purchase
Obligation amounts
- Reasonable investment
purposes
- Reclamation Fund

RECENT DEVELOPMENTS

Proposed Acquisition of Nycan

APF Energy has entered into an agreement dated March 10, 2003 under which it has agreed to make an offer to purchase all of the issued and outstanding common shares (including common shares which may be issued on exercise of options) of Nycan ("Nycan Shares") for $2.075 per share in cash. The offer will be conditional upon, among other things, holders of at least 75% of the Nycan Shares accepting the offer. Holders of approximately 70% of the Nycan Shares have agreed to tender their shares to the offer. If accepted by holders of all of the Nycan Shares, the offer will result in payment of approximately $36.86 million of purchase consideration and the assumption of approximately $7.9 million of debt of Nycan. Under certain circumstances, Nycan has agreed to pay APF Energy a non-completion fee of $1.5 million. The Acquisition will add daily production of approximately 1,400 boe, consisting of 6.4 mmcf/d of natural gas and 327 bbl/d of oil and NGLs. Further information regarding Nycan is set out under "Information Concerning Nycan" below.

Acquisition of Hawk Oil Inc.

APF Energy acquired by take-over bid in February, 2003, all of the issued and outstanding common shares of Hawk for $2.856 million cash and the issuance of 3,990,477 Trust Units. APF Energy also assumed approximately $9.3 million of debt of Hawk. APF Energy and Hawk were amalgamated effective February 7, 2003. The acquisition added daily production of approximately 2,700 boe/d, comprised of 9.3 mmcf/d of natural gas, and 1,150 bbl/d of oil and NGLs. Further information regarding Hawk is set out under "Information Concerning Hawk" below.

Internalization of Management

On January 3, 2003 the Trust indirectly acquired all the shares of APF Management in accordance with a share purchase agreement among the Trust, 1014621 Alberta Ltd., a corporation owned by the Trust and newly formed to act as purchaser, APF Management and all of its shareholders. This effected the buyout of the management contracts with APF Management and the purchase of the rights to the 1% and 3.5% revenue streams and structuring fee entitlements owned by APF Management for $9.25 million, paid 25% in cash and 75% in Trust Units. Of the 661,850 Trust Units issued, 329,781 are held in escrow, 150,526 of which are releasable over a three-year period, and 179,255 are releasable over a four-year period. The internalization transaction and the terms thereof were recommended and approved by a special committee of independent directors of APF Energy based on, among other things, a fairness opinion from CIBC World Markets Inc., and approved by Unitholders at a special meeting on December 18, 2002. APF Energy, APF Management and 1014621 Alberta Ltd. were amalgamated effective January 3, 2003.

APF Energy provides administrative services to the Trust, similar to the services provided by APF Management prior to the internalization of management.

Acquisition of Paddle River Property

APF Energy acquired, effective October 1, 2002, properties with primarily natural gas production in the Paddle River area of West Central Alberta for $22.3 million. Closing took place on December 12, 2002. This acquisition added approximately 860 boe/d, comprised of 4,200 mcf/d of natural gas and 160 bbl/d of liquids. Paddle River is proximal to APF Energy's Sakwatamau property and is characterized by year round access and low operating costs and is located near major oil and gas infrastructure. This transaction included approximately 44,600 acres of undeveloped land with an average working interest of 65%, and offers development potential with the Pekisko and the Nordegg formations being the major productive horizons.

Acquisition of Kinwest Resources Inc. and Sellco

On May 30, 2002, APF Energy acquired all of the common shares of Kinwest and its joint venture partner, Sellco, for aggregate consideration of approximately $57 million. The purchase price was satisfied by the payment of approximately $13.0 million in cash and the issuance by the Trust of 3,385,510 Trust Units at a deemed price of $10.15 per Trust Unit and 1,692,755 Warrants. APF Energy also assumed Kinwest's debt, net of working capital, of approximately $9.8 million. At the time, the acquisition added approximately 2,000 boe/d of production in southeast Saskatchewan and Alberta, approximately 85% of which is operated. On May 30, 2002, APF Energy, Kinwest and Sellco were amalgamated, with the resulting entity continuing to carry on business under the name "APF Energy Inc.".

Also on May 30, 2002, certain Kinwest and Sellco Properties were sold by APF Energy to APF Partnership for approximately $25 million, satisfied by the issue of a promissory note.

Amendment of Credit Facilities

APF Energy executed a credit agreement dated July 19, 2001 amended as of July 31, 2001, March 13, 2002, May 30, 2002, December 31, 2002 and February 5, 2003 with a syndicate of Canadian resident financial institutions. The total principal amount of advances available under the credit facility is $130 million, comprised of a committed 364 day revolving credit facility renewable at the discretion of the lenders, with the outstanding principal amount being convertible to a one year term loan at the option of APF Energy. Upon any such conversion, any unused portion of the facility will be cancelled. The credit facility is available by way of the following: (i) Canadian dollar loans in multiples of $250,000 bearing interest at the bank's prime rate plus the applicable margin from 0.125% to 1.625%; (ii) Bankers' Acceptances in a minimum aggregate amount of $1,000,000 with fees based on the applicable margin from 1.125% to 2.0%; (iii) U.S. dollar loans in minimum principal amounts of U.S. $500,000 at the U.S. base rate plus the applicable margin from 0.125% to 1.625%; (iv) LIBOR loans in minimum principal amounts of U.S. $500,000 at the LIBOR rate plus the applicable margin from 1.125% to 2.0%; and (v) Letters of Credit and Letters of Guarantee in amounts not less than $500,000 with a fee from 1.125% to 2.0%. The "applicable margin" is based on a sliding scale tied to the debt to cash flow ratio of APF Energy. The availability of the facility is limited to the borrowing base as determined from time to time by the lenders. The credit facility is secured by a $175,000,000 principal amount demand debenture containing a first fixed charge on the oil and natural gas properties of APF Energy and a floating charge on all of the other property of APF Energy and a general assignment of book debts from APF Energy registered in all provinces where it carries on business. The credit facility is also secured by an unlimited guarantee from each of APF Partnership, its General Partner, the Trust and APF Acquisition Trust, together with a $175,000,000 principal amount fixed and floating charge demand debenture and a general assignment of book debts from APF Partnership and its General Partner and a pledge of all of the limited partnership units of APF Partnership held by APF Acquisition Trust. As well, all amounts owing by APF Energy and APF Partnership to the Trust and APF Acquisition Trust (including the Royalty) have been subordinated and postponed to amounts owing under the credit facility. See "Relationship Between APF Energy's Lenders and Underwriters".

Appointment of Officer

On January 6, 2003, John Ewing was appointed as Vice-President, GeoScience of APF Energy. Mr. Ewing is a professional geologist with 25 years of diverse experience in the Western Canadian Sedimentary basin.

Other Matters

The Trust has received a comment letter from the Alberta Securities Commission ("Commission") regarding the accounting treatment of certain items in the December 31, 2001 audited financial statements. The Commission questioned whether APF Management's 1.5% capital acquisition fee should be expensed rather than capitalized and whether the purchase of an oil and gas company should be accounted for as a business acquisition rather than the purchase of assets. Management believes that it has accounted for these items correctly and has responded accordingly, however, the Commission may require adjustments for these items when they have resolved all issues related to these comments.

INFORMATION CONCERNING NYCAN

Principal Producing Properties

The following is a description, by area, of the principal producing oil and natural gas properties of Nycan. Approximately 65% of this production and reserve base is operated by Nycan. The interest of Nycan in these properties was evaluated by Ashton Jenkins Mann ("AJM"), independent petroleum engineering consultants of Calgary, Alberta in their report originally dated November 14, 2002 and made effective October 1, 2002 (the "Nycan Reserve Report"). **The Nycan Reserve Report does not take into account any development or optimization initiatives on the properties since October 1, 2002. All reserve data presented under this heading is based on the Nycan Reserve Report. Reference should be made to the summary of the Nycan Reserve Report and the assumptions and other valuation criteria referred to in the "Oil and Natural Gas Reserves of Nycan" section below.**

Major Properties

Carmangay, Southern Alberta

The Carmangay property is located approximately 90 miles southeast of Calgary, Alberta. The Carmangay pool was discovered with the re-entry of a Second White Specks well in April of 1999. Nycan owns an interest in 15 producing gas wells and two

shut-in gas wells in this area. Nycan also owns pipelines and gathering and compressor facilities necessary to deliver gas to a midstream facility in the area. Nycan's production from the Carmangay pool averaged 0.7 mmcf/d, during 2002.

Craigmyle, Alberta

Craigmyle is located approximately 100 miles northeast of Calgary, Alberta. Nycan's production from the Craigmyle area averaged 0.4 mmcf/d of natural gas and 6 bbl/d of oil and NGLs, during 2002. The Craigmyle property produces from one well which is 100% owned by Nycan.

Enchant, Southern Alberta

The Enchant property is located approximately 110 miles southeast of Calgary. Nycan owns an interest in 17 producing gas wells, one producing oil well and four shut-in gas wells in the area. Nycan also owns pipelines and gathering and compression facilities necessary to deliver gas to a midstream gathering facility in the area. During 2002, Nycan participated in drilling or re-entering four new gas wells in the Enchant area. Nycan's net gas production averaged 1.0 mmcf/d of natural gas and 1 bbl/d of oil and NGLs from the Enchant property.

Retlaw and Little Bow, Southern Alberta

The Retlaw and Little Bow area is located approximately 90 miles southeast of Calgary. Nycan owns an interest in 23 producing gas wells, one producing oil well and six shut-in gas wells in the area. Nycan also owns pipeline and gathering and compression facilities necessary to deliver gas to a midstream facility in the area. In 2002, production for the area averaged 1.1 mmcf/d of natural gas and 25 bbl/d of oil and NGLs net to Nycan.

Turin, Southern Alberta

The Turin area is located approximately 135 miles southeast of Calgary. Turin is Nycan's largest producing area with production from several different producing zones. At Turin, Nycan participated in the drilling of five wells, resulting in two natural gas wells, two oil wells, and one dry hole in 2002. During 2002, production for the area averaged 1.3 mmcf/d of natural gas and 180 bbl/d of oil and NGLs net to Nycan. Nycan has an interest in a pipeline and compressor facility on this property.

Minor Properties

Nycan holds various working interests in properties throughout south and central Alberta including Joffre and Wilson Creek. These are mostly non-operated, low average working interests ranging from 4 to 16%.

Summary of Principal Properties of Nycan

The following is a summary of Nycan's principal properties as at October 1, 2002.

Nycan Principal Properties	Average Working Interest (%)	Field Operator(s)	Nycan Established Reserves(1) (mboe)	Number of Gross Producing Wells	Number of Net Producing Wells(2)
Alberta					
Turin	37%	Nycan/Belair/Acanthus	1,137	43	15.8
Retlaw	44%	Nycan/Diaz	1,072	33	14.5
Enchant	50%	Nycan/Diaz	782	18	9.0
Craigmyle	100%	Nycan	788	1	1.0
Carmangay	50%	Nycan	746	15	7.5
Little Bow	50%	Nycan	150	5	2.5
Joffre	14%	Advantage	112	3	0.4
Wilson Creek	4%	Calpine/Imperial	27	22	0.9
Minor Properties	16%	Various	557	48	7.8
TOTAL			5,371	188	59.3

Notes:

(1) Established Reserves represent proven plus risked probable reserves.

(2) Net producing wells are the number of gross producing wells multiplied by the working interest of Nycan in the wells.

Production History

The following table summarizes the working interest production of oil, condensate and natural gas from the properties of Nycan for the periods indicated.

	Nine Months Ended September 30, 2002	Years Ended December 31		
		2001	2000	1999
Oil and NGLs (bbls)	67,704	110,960	98,915	79,570
Average Daily Production (bbl/d)	248	304	271	218
Natural Gas (mcf)	1,620,255	2,438,565	2,057,505	1,336,995
Average Daily Production (mcf/d)	5,935	6,681	5,637	3,663
Total Petroleum Substances (boe)	337,746	517,387	441,832	302,402
Average Daily Production (boe/d)	1,237	1,417	1,210	828

Estimated Production

The following table summarizes the estimated future working interest production of oil, condensate and natural gas for the periods indicated, as derived from the Nycan Reserve Report.

	Years Ending December 31		
	2003	2004	2005
Oil and NGLs (bbls)	143,500	125,400	104,100
Average Daily Production (bbl/d)	393	343	285
Natural Gas (mcf)	3,195,600	3,657,600	3,074,000
Average Daily Production (mcf/d)	8,755	9,993	8,422
Total Petroleum Substances (boe)	676,100	735,000	616,400
Average Daily Production (boe/d)	1,852	2,008	1,689

Notes:

(1) The above production figures relate to the Nycan corporate interest. Production for acquired properties is included from the date of acquisition and production from properties disposed is included only to the date of disposition.
(2) The Nycan Reserve Report estimates production for future years based on established reserves. Estimated future production will not necessarily represent actual amounts. AJM relied on information provided by Nycan. Long term estimates are less reliable than estimates made for the short term.

Producing Wells

The number of wells on the principal properties in which Nycan had an interest as at October 1, 2002 and which it considers capable of production are set out in the following table:

	Producing(1)(5)				Shut-in(1)(2)			
	Oil		Gas		Oil		Gas	
	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)
ALBERTA	77	19.9	133	52.2	-	-	44	15.8

Notes:

(1) Information provided by Nycan, based on information in the Nycan Reserve Report.
(2) "Shut-in" wells means wells which are not producing but which Nycan considers to be capable of production.
(3) "Gross" wells means the number of wells on the properties in which Nycan has an interest.
(4) "Net" wells means the number of gross wells multiplied by the net working interest share of Nycan therein.
(5) All wells that are assigned Proved Non-Producing Reserves are within economic distance of gathering systems, pipelines or other means of transportation.

Undrilled Acreage

Nycan has an interest in 126,177 gross (58,195 net) acres of undeveloped land in Alberta.

Future Commitments

Nycan currently has the following natural gas hedges in place. Nycan has no oil hedges.

Period	Volume (mcf/d)	(C$/mcf)	(C$/mcf)
2003 Q1 Collar	2,845	4.75	7.33
2003 Q2 Collar	2,845	5.13	6.65
2003 Q2 Swap	474	5.66	5.66
2003 Q3 Collar	2,845	5.13	6.65
2003 Q3 Swap	474	5.66	5.66
2003 Q4 Collar	1,587	5.81	7.52
2003 Q4 Swap	160	5.66	5.66
2004 Q1 Collar	948	6.85	8.86

Oil and Gas Reserves of Nycan

The following table summarizes AJM's evaluation of Nycan's interest in the crude oil, natural gas and natural gas liquid reserves attributable to substantially all of the properties of Nycan and future net production revenue from these reserves as contained in the Nycan Reserve Report. **All evaluations of future net production revenues set forth in the table are stated prior to any provision for income tax and indirect costs. It should not be assumed that the present worth of future net production revenues represents the fair market value of the reserves. There is no assurance that the price and cost assumptions contained in the constant price and cost and escalated price and cost assumption cases will be attained and variances could be material. The other assumptions and qualifications relating to the costs, prices for future production and other matters are summarized in the notes following the tables.**

Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows
(Based on Escalating Price Assumptions)

	Nycan Interest in Reserves						Estimated Present Value of Future Net Pre-Tax Cash Flows			
	Crude oil (mstb)		Natural gas (mmcf)		Natural gas liquids (mstb)		Undis-	Discounted at		
	Gross	Net	Gross	Net	Gross	Net	counted	10%	15%	20%
							($000)	($000)		
Proved										
Developed	391	346	12,329	10,213	71	55	44,844	28,833	24,990	22,231
Undeveloped	243	203	9,484	7,374	17	12	24,816	14,558	11,848	9,880
Total Proved	634	549	21,813	17,587	88	67	69,660	43,391	36,838	32,111
(Risked)										
Probable Additional	235	198	4,591	3,593	14	10	19,300	7,973	5,884	4,564
TOTAL	869	747	26,404	21,180	102	77	88,960	51,364	42,722	36,675

Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows
(Based on Constant Price Assumptions)

	Nycan Interest in Reserves						Estimated Present Value of Future Net Pre-Tax Cash Flows			
	Crude oil (mstb)		Natural gas (mmcf)		Natural gas liquids (mstb)		Undis-Counted	Discounted at		
	Gross	Net	Gross	Net	Gross	Net	($000)	10%	15% ($000)	20%
Proved										
Developed	403	355	12,371	10,244	71	55	44,867	29,776	25,893	23,054
Undeveloped	243	201	9,495	7,377	18	12	25,281	15,254	12,511	10,496
Total Proved	646	556	21,866	17,621	89	67	70,148	45,030	38,404	33,550
(Risked)										
Probable Additional	235	196	4,589	3,588	14	10	17,912	8,084	6,090	4,792
TOTAL	881	752	26,455	21,209	103	77	88,060	53,114	44,494	38,342

Notes:

(1) "Gross reserves" means the total of Nycan's working interest share of reserves before deduction of any royalties.

(2) "Net reserves" means gross reserves after deduction of royalties. In order to estimate reserves after giving effect to the deduction of provincial royalties, certain assumptions must be made including forecasts of future prices and production. The net reserves are based on forecasts by AJM of these and other factors necessary to estimate provincial and other royalties.

(3) The Probable Additional Reserves and the estimated present values of future net cash flows of the Probable Additional Reserves in the Nycan Reserve Report have been reduced by 50% to account for risk.

(4) Definitions used for reserve categories in the Nycan Reserve Report are as follows:

"Probable Additional Reserves" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

"Proved Reserves" means those quantities of crude oil, natural gas and natural gas by-products estimated as recoverable with a high degree of certainty under current technology and specified economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economically and technically successful in the subject reservoir.

"Proved Developed Reserves" means those Proved Reserves (both producing and non-producing) that are expected to be recovered from existing wells and installed facilities. If the reserves are currently non-producing, the cost to resume production must be small compared to cash flow.

"Proved Undeveloped Reserves" means those Proved Reserves that are expected to be recovered from new wells on undrilled acreage, from existing wells where a relatively major expenditure is required for re-completion or where installation of gathering and processing facilities are required prior to production. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that have a high degree of certainty of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with a high degree of certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

(5) The Nycan Reserve Report make certain assumptions with respect to the escalated prices including future increases in the prices of oil and natural gas and takes into account inflation with respect to future operating capital costs. The escalated price assumptions used in the Nycan Reserve Report are as follows:

			Crude Oil Pricing		Natural Gas Liquids Pricing				Natural Gas Pricing	
	Inflation Rate	Exchange Rate	WTI at Cushing, Oklahoma	Edmonton City Gate	Plant Gate Price				Alberta AECO Average Price	Direct Sales Spot Price
Year	%	$US/$Cdn	$US/bbl	$Cdn/bbl	Ethane $Cdn/bbl	Propane $Cdn/bbl	Butane $Cdn/bbl	Condensate $Cdn/bbl	$Cdn/mcf	$Cdn/mcf
2002	0.0	0.65	$28.00	$43.15	$14.50	$28.05	$32.35	$43.15	$5.00	$4.85
2003	2.0	0.65	$25.50	$37.90	$14.50	$24.65	$28.45	$37.90	$5.00	$4.85
2004	2.0	0.65	$22.90	$33.90	$14.20	$22.05	$25.45	$33.90	$4.90	$4.75
2005	2.0	0.65	$21.25	$31.35	$14.20	$20.40	$23.50	$31.35	$4.90	$4.75
2006	2.0	0.65	$21.65	$32.00	$14.50	$20.80	$24.00	$32.00	$5.00	$4.85

			Crude Oil Pricing		Natural Gas Liquids Pricing				Natural Gas Pricing	
	Inflation Rate	Exchange Rate	WTI at Cushing, Oklahoma	Edmonton City Gate	Plant Gate Price				Alberta AECO Average Price	Direct Sales Spot Price
Year	%	$US/$Cdn	$US/bbl	$Cdn/bbl	Ethane $Cdn/bbl	Propane $Cdn/bbl	Butane $Cdn/bbl	Condensate $Cdn/bbl	$Cdn/mcf	$Cdn/mcf
2007	2.0	0.65	$22.05	$32.65	$14.80	$21.20	$24.50	$32.65	$5.10	$4.95
2008	2.0	0.65	$22.55	$33.35	$15.10	$21.70	$25.00	$33.35	$5.20	$5.05
2009	2.0	0.65	$23.00	$34.05	$15.40	$22.15	$25.55	$34.05	$5.30	$5.15
2010	2.0	0.65	$23.45	$34.75	$15.70	$22.60	$26.05	$34.75	$5.40	$5.25
2011	2.0	0.65	$23.90	$35.45	$16.00	$23.05	$26.60	$35.45	$5.50	$5.35
2012	2.0	0.65	$24.40	$36.20	$16.30	$23.55	$27.15	$36.20	$5.60	$5.45
2013	2.0	0.65	$24.85	$36.95	$16.60	$24.00	$27.70	$36.95	$5.70	$5.55
2014	2.0	0.65	$25.35	$37.70	$16.95	$24.50	$28.30	$37.70	$5.80	$5.65
2015	2.0	0.65	$25.90	$38.50	$17.40	$24.83	$28.90	$38.50	$5.95	$5.80
2016	2.0	0.65	$26.40	$39.30	$17.70	$25.55	$29.50	$39.30	$6.05	$5.90
2017	2.0	0.65	$26.90	$40.10	$18.15	$26.05	$30.10	$40.10	$6.20	$6.05
2018	2.0	0.65	$27.45	$40.90	$18.45	$26.60	$30.70	$40.90	$6.30	$6.15
2019	2.0	0.65	$28.00	$41.80	$18.90	$27.15	$31.35	$41.80	$6.45	$6.30
2020	2.0	0.65	$28.55	$42.65	$19.20	$27.70	$32.00	$42.65	$6.55	$6.40
2021	2.0	0.65	$29.15	$43.50	$19.65	$28.30	$32.65	$43.50	$6.70	$6.55
2021+	2.0	0.65	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

(6) Constant prices were taken from the first full year of the AJM base escalating price forecast (see above table in note (5)) with adjustment for oil differential and gas heating values applied to arrive at a Nycan average. Capital and operating costs were not inflated to reflect constant dollars. Prices utilized were as follows:

	Base Price	Nycan Average
Canada ($/Cdn)		
2003 Oil Edmonton Posted Price	$ 37.90 / bbl	$31.49 / bbl
2003 Alberta AECO Average Price	$ 5.00 / mcf	$4.89 / mcf

(7) The Nycan Reserve Report estimates total net capital expenditures to achieve the estimated present worth value from total proved plus probable reserves as forecast in the escalated cost assumptions to be $8.438 million ($8.167 million in the constant cost case) of which over 93% is estimated to be incurred in 2002 through 2004.

(8) ARC is a "non-taxable" rebate from the Alberta Government to the producer based on the Crown royalties paid by that producer. ARC is included in the present worth values.

(9) Approximately 58% of Proved Reserves reviewed in the Nycan Reserve Report are currently on production.

(10) The basic data used by AJM in preparing its report was obtained from the files of Nycan and their own files. The data supplied by Nycan was accepted by AJM as represented. No field inspection was performed, or considered necessary, by AJM.

INFORMATION CONCERNING HAWK

Principal Producing Properties

The following is a description, by area, of the principal producing oil and natural gas properties acquired by APF Energy on its acquisition of Hawk. See "Recent Developments – Acquisition of Hawk Oil Inc." Approximately 100% of this production and reserve base is now operated by APF Energy. The interest of Hawk in these properties was evaluated by GLJ in the Hawk Reserve Report. This report was mechanically updated by GLJ to January 1, 2003. **The Hawk Reserve Report does not take into account any development or optimization initiatives on the properties acquired from Hawk since October 1, 2002, but forecasted production from the properties since that date has been deducted in determining the reserve data. All reserve data presented under this heading is based on the Hawk Reserve Report. Reference should be made to the**

Hawk Reserve Report and the assumptions and other valuation criteria referred to in the "Oil and Natural Gas Reserves" section below, which combines the petroleum and natural gas reserves and net pre-tax cash flows from the APF Reserve Report and the Hawk Reserve Report.

Major Properties, Saskatchewan

APF Energy operates high working interest production in the following four Saskatchewan properties near Lloydminster. The properties produce oil and gas from the Mannville section. Oil production is handled through single well batteries at the wellsites. Gas production is custom processed at third party facilities. These properties account for 56% of the production acquired from Hawk.

Epping, Saskatchewan

APF Energy owns an average 98% working interest in 24 producing oil wells at Epping. The wells produce from the McLaren, Sparky, General Petroleum and Cummings formations. Oil gravity ranges from 13-18 degrees API depending on the producing zone. Many of the wells have dual zone potential. Development opportunities include downspacing to 20 acre spacing and twinning wells to access behind pipe reserves. APF's current net production is 400 bbl/d.

Lloydminster Gas, Saskatchewan

APF Energy operates five producing gas wells in the Lloydminster field. APF Energy's working interest in these wells is 100%. The wells produce from the Colony, Lloyd, Sparky, Cummings, Waseca and McLaren formations. Production is custom processed at various facilities in the area. Current production net to APF Energy is 2 mmcf/d.

Mervin, Saskatchewan

APF Energy owns a 100% working interest in 12 producing oil wells at Mervin. Current production is 550 bbl/d of 12 degree API oil from the Waseca and Sparky formations. Most wells are currently producing from the Waseca formation and many of them have potential for production from both zones. Upside potential exists to downspace from 40 acre to 20 acre spacing and to drill wells to produce from the Sparky zone.

South Epping, Saskatchewan

APF Energy owns a 100% working interest in four producing oil wells at South Epping. Three wells were drilled in December, 2002 based on seismic anomalies. Current production is 265 bbl/d of 17 degree API oil from the Sparky formation. Development potential exists to further delineate the pool and downspace wells to 20 acre spacing. There is also potential for oil production from the General Petroleum Zone in the area.

Major Properties, Alberta

APF Energy operates high working interest production in the following two Alberta gas properties east of Edmonton. The properties produce gas from the Mannville zone. Production is custom processed at third party facilities. These two properties represent 39% of the production acquired from Hawk.

Holmberg, Alberta

APF Energy operates four 100% working interest gas wells at Holmberg. Production is from the Ostracod zone and is processed at Signalta's Forestburg Gas Plant. Current production is 1.5 mmcf/d.

Vermillion, Alberta

APF has an average working interest of 64% in 15 producing gas wells in the Vermillion area. Production is from the Colony, Wabiskaw and Waseca formations at a current rate of 5 mmcf/d net to APF Energy. All gas is processed at third party facilities.

Summary of Principal Properties of Hawk

The following is a summary of the principal properties acquired through Hawk as at January 1, 2003.

Hawk Principal Properties	Average Working Interest (%)	Field Operator(s)	Hawk Established Reserves[1] (mboe)	Number of Gross Wells (Producing)[2]	Number of Net Wells (Producing)[3]
Saskatchewan					
Epping	98	APF Energy	2,577	30(25)	29 (25)
Lloydminster Gas	100	APF Energy	700	5(5)	5(5)
Mervin	100	APF Energy	1,875	16(13)	16(13)
South Epping	100	APF Energy	107	4(4)	4(4)
			5,259	55(47)	54(47)
Alberta					
Holmberg	100	APF Energy	72	4(4)	4(4)
Vermillion	64	APF Energy	1,208	19(14)	12(9)
Others	100	APF Energy	265	4(4)	4(4)
			1,545	27(22)	20(17)
TOTAL			6,804	82(69)	74(64)

Notes:

(1) Established Reserves represent proven plus risked probable reserves.
(2) The figures in brackets under the column indicate the number of producing wells.
(3) Net producing wells are the number of gross producing wells multiplied by the working interest of APF Energy in the wells.

Production History

The following table summarizes the working interest production of oil, condensate and natural gas from the properties acquired from Hawk for the periods indicated.

	Nine Months Ended September 30, 2002	Years Ended December 31		
		2001	2000	1999
Oil and NGLs (bbls)	205,296	283,240	135,780	73,730
Average Daily Production (bbl/d)	752	776	372	202
Natural Gas (mcf)	1,960,413	1,728,275	1,102,300	912,500
Average Daily Production (mcf/d)	7,181	4,735	3,020	2,500
Total Petroleum Substances (boe)	532,031	571,286	319,497	225,813
Average Daily Production (boe/d)	1,949	1,565	875	619

Estimated Production

The following table summarizes the estimated future working interest production of oil, condensate and natural gas for the periods indicated, based on the established case, as derived from the Hawk Reserve Report.

	Year Ending December 31		
	2003	2004	2005
Oil and NGLs (bbls)	634,000	583,000	438,000
Average Daily Production (bbl/d)	1,738	1,597	1,200
Natural Gas (mcf)	3,121,000	2,162,000	1,578,000
Average Daily Production (mcf/d)	8,551	5,924	4,324
Total Petroleum Substances (boe)	1,155,000	943,000	701,000
Average Daily Production (boe/d)	3,163	2,548	1,921

Notes:

(1) The above production figures relate to the Hawk (now APF Energy) corporate interest. Production for acquired properties is included from the date of acquisition and production from properties disposed is included only to the date of disposition.
(2) The Hawk Reserve Report estimates production for future years, based on Proved Reserves, as set forth above. Estimated future production will not necessarily represent actual amounts. GLJ relied on information provided by Hawk (now APF Energy). Long term estimates are less reliable than estimates made for the short term.

Producing Wells

The number of wells on Hawk's principal properties in which Hawk had an interest as at January 1, 2003 and which APF Energy considers capable of production are set out in the following table:

	Producing(1)(6)				Shut-in(1)(2)				Other(1)(5)	
	Oil		Gas		Oil		Gas			
	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)
TOTAL	42	42	27	22	8	7	5	3	0	0

Notes:

(1) Based on information in the Hawk Reserve Report.
(2) "Shut-in" wells means wells which are not producing but which APF Energy considers to be capable of production.
(3) "Gross" wells means the number of wells on the properties in which APF Energy has an interest.
(4) "Net" wells means the number of gross wells multiplied by the net working interest share of APF Energy therein.
(5) "Other" wells include injection wells, disposal wells and service wells.
(6) All wells that are assigned Proved Non-Producing Reserves are within economic distance of gathering systems, pipelines or other means of transportation.

Undrilled Acreage

The undeveloped acreage associated with the properties of Hawk is as follows: 3,776 gross (3,776 net) acres in Saskatchewan and 36,804 gross (33,498 net) acres in Alberta.

INFORMATION CONCERNING KINWEST AND THE SELLCO PROPERTIES

Principal Producing Properties

The following is a description, by area, of the principal producing oil and natural gas properties acquired by APF Energy on its acquisition of Kinwest and Sellco, a portion of which were sold to APF Partnership. In this section references to ownership by APF Energy includes the interests owned by APF Partnership. See "Recent Developments – Acquisition of Kinwest Resources Inc. and Sellco". Approximately 85% of this production and reserve base is now operated by APF Energy. **All reserve data presented under this heading is based on the APF Reserve Report with an effective date of January 1, 2003. Reference should be made to the APF Reserve Report and the assumptions and other valuation criteria referred to in the "Oil and Natural Gas Reserves" section below.**

Major Properties, Southeast Saskatchewan

As a result of the acquisition of Kinwest and the Sellco Properties, APF Energy operates and holds working interests in six properties located in southeast Saskatchewan. The combined ownership by Kinwest and Sellco was 48% to 100%. Production facilities are in place on the properties located at Alameda, Arcola, Buffalo Head, Handsworth, Macoun and Workman. All properties produce Mississippian oil and have future development potential. APF Energy also holds minor interests in four non-operated properties at Benson, Ingoldsby, McTaggart and Wilmar, of which Benson has future development potential. Southeast Saskatchewan properties represented 82% of the 2003 forecast production and 84% of established reserves for Kinwest and Sellco.

Alameda, Saskatchewan

APF Energy operates the Central and North Alameda units with a 100% working interest plus eight non-unit wells with working interests, ranging from 75% to 100%. APF Energy also has non-operated working interests of 20.9% in the Alameda Midale Beds Voluntary Unit #1, and an 18.8% to 59.4% working interest in three other wells. The Alameda North and Central units produce from eighteen wells drilled into the Midale zone. Both units are water flooded with nine injection wells. The property currently produces approximately 190 bbl/d.

Several potential vertical and horizontal non-unit and unit area drilling locations plus recompletion opportunities exist for both the Midale and Frobisher zones.

Arcola, Saskatchewan

APF Energy has a 48.3% working interest and operates nine producing oil wells that are pipeline connected to a battery located in 15-21-8-3 W2M. Battery facilities include a treater, saltwater disposal system and oil storage. Saltwater is disposed at 13-22-8-3 W2M. Oil is sold by shipping via pipeline from the lease and gas conserved and sold through the Steelman gas plant. Production is obtained from the Alida Beds and is characterized as stable, high quality and long term. Production from the property is 100 bbl/d.

Upside potential exists through two additional proposed horizontal infill wells in different Alida stratigraphic zones on the lands. One additional horizontal location is located near the lease boundary and will require pooling with the offsetting interest owners.

Buffalo Head, Saskatchewan

The Buffalo Head property is 100% owned and operated by APF Energy. The main battery is located at 1-24-7-5 W2M, where oil produced from the Frobisher Alida zone is sold via pipeline, gas is conserved and sold, and water is disposed at 6-13-7-5 W2M. Oil and water emulsion from five single well batteries is trucked to the main battery for processing and sale. Buffalo Head produces 50 bbl/d.

Several Alida horizontal development infill and lower risk exploration step-out well locations have been identified on interest lands using 3-D seismic. In 2001 additional lands were purchased offsetting the producing acreage, which require further 3-D seismic coverage to evaluate Mississippian drilling potential.

Handsworth, Saskatchewan

APF Energy holds a 100% working interest at both the North and South Handsworth areas that produce medium quality Alida oil. At North Handsworth, produced fluids are treated at a battery at 9-36-10-8 W2M and at the battery at 7-21-10-7 W2M in the South Handsworth pool area. Facilities at both locations include emulsion treating oil and water storage and water disposal. Water is disposed at 11-25-10-8 W2M and 7-21-10-7 W2M respectively. Solution gas is not conserved. The Handsworth area produces 220 bbl/d.

Based on 3-D seismic evaluation, up to seven potential horizontal development locations exist. Three new and two re-entry horizontal drilling locations exist at North Handsworth, and two new horizontal development locations could be drilled at South Handsworth. A reservoir simulation study conducted in 1997 by an independent engineering consultant suggests that significant production and incremental reserves may be obtained at North Handsworth by implementing a water flood injection scheme and continuing the infill drilling program.

Macoun, Saskatchewan

The Macoun property produces medium gravity Mississippian Midale zone oil from seven horizontal and six vertical wells and Winnipegosis oil from one non-operated oil well. APF Energy operates the wells and battery facilities and holds a 100% working interest. The main battery is located at 8-22-4-9 W2M with a satellite facility at 4-23-4-9 W2M. Oil is shipped via pipeline and gas conserved. The majority of production and reserves are obtained from the Vuggy zone. Two older Vuggy horizontal wells also produce Marly zone oil from perforations through casing of the original Vuggy horizontals. Two Marly horizontal wells in the original pool area and one Vuggy re-entry horizontal were drilled. Three new Vuggy horizontal wells have also been drilled in the eastern area of the interest lands in the Macoun Midale pool. The Macoun area produces 360 bbl/d.

The recent drilling, combined with 3-D seismic reprocessing and interpretation confirms a potential for several horizontal wells. Implementation of a waterflood on the Eastern side of the pool is currently being evaluated.

Workman, Saskatchewan

APF Energy operates the Workman Voluntary Unit #3 with a 72.5% interest and the offsetting 9-24 non-unit battery with a 100% working interest. The unit produces Mississippian, Frobisher zone light oil and is comprised of a battery at 11-25-1-32 W1M and 22 producing wells and four shut-in wells. In 2000 a waterflood was initiated, with four wells converted to inject water into the Frobisher zone and injection facilities installed at the battery. Upside potential exists through the water flood and up to seven additional potential Frobisher horizontal wells. Current production is 190 bbl/d.

Major Properties, Alberta

As a result of the acquisition of Kinwest and the Sellco Properties, APF Energy holds interests in two operated properties in the Brazeau River area in west Central Alberta. Both properties produce oil and gas from the Basal Belly River formation and have further development drilling, recompletion and water flood potential. Alberta properties account for 18% of the 2003 forecast production and 16% of the established reserves for Kinwest and Sellco.

Peco, Alberta

At Peco, APF Energy operates and holds working interests ranging from 50% to 100% in two and one-quarter sections of land. APF Energy also holds a 37.8% non-operated interest in two and three-quarters sections of land. The property is developed with 15 oil and gas wells producing primarily from the Basal Belly River "C" and "K", and also from the "H", "J" and "O" pools. Solution gas is conserved and sold through a partly owned facility at 11-15-47-15 W5M. Upside potential exits in recompleting the "C" and "K" zones in certain wells and by horizontal infill drilling of both the "C" and "K" zones and ultimately by water flood to provide pressure maintenance to enhance production and recoverable reserves. Peco produces 145 boe/d.

Brazeau River, Alberta

Brazeau River produces from the basal zone of the Belly River "E" and "F" pools. APF Energy operates and holds a 100% working interest in nine oil wells, two gas wells and two shut-in wells plus a royalty in three non-operated wells. Six to eight potential new and re-entry horizontal infill drilling locations could be drilled on the lands as well as implementation of a water flood to increase production and recoverable reserves. Current production is 70 boe/d.

Summary of Principal Properties of Kinwest and Sellco

The following is a summary of the principal properties acquired through Kinwest and Sellco as at December 31, 2002.

Kinwest and Sellco Principal Properties	Average Working Interest (%)	Field Operator(s)	Kinwest/Sellco Established Reserves(1) (Mboe)	Number of Gross Wells (Producing)(2)	Number of Net Wells (Producing)(3)
Saskatchewan					
Arcola	48%	APF Energy	654	14(12)	6.7(5.8)
Alameda	83%	APF Energy /Midale	893	41(27)	34.0(22.4)
Handsworth	100%	APF Energy	943	32(24)	32.0(24.0)
Macoun	100%	APF Energy /Pennwest	1707	16(13)	16.0(13.0)
Buffalo Head	100%	APF Energy	404	11(9)	11.0(9.0)
Workman	73%	APF Energy	722	33(25)	24.1(18.3)
Other	9%	Various	368	93(83)	8.4(7.5)
			5,688	240(193)	132.2(100.0)
Alberta					
Brazeau River	100%	APF Energy	292	12(11)	12.0(11.0)
Peco	54%	APF Energy /Signalta	670	14(13)	7.6(7.0)
Other	34%	Various	258	35(29)	11.9(9.9)
			1,220	61(53)	31.5(27.9)
TOTAL			6,908	301(246)	163.7(127.9)

Notes:

(1) Established Reserves represent proven plus risked probable reserves.
(2) The figures in brackets under the column indicate the number of producing wells.
(3) Net producing wells are the number of gross producing wells multiplied by the working interest of APF Energy in the wells.

Production History

The following table summarizes the estimated future working interest production of oil, condensate and natural gas from the properties acquired from Kinwest and Sellco for the periods indicated.

	Five Months Ended May 31, 2002	Years Ended December 31		
		2001	2000	1999
Oil and NGLs (bbls)	267,211	583,348	456,902	265,277
Average Daily Production (bbl/d)	1,770	1,598	1,252	727
Natural Gas (mcf)	226,820	576,179	579,437	730,000
Average Daily Production (mcf/d)	1,502	1,578	1,588	2,000
Total Petroleum Substances (boe)	305,014	679,378	553,475	386,944
Average Daily Production (boe/d)	2,020	1,861	1,516	1,060

Estimated Production

The following table summarizes the working interest production of oil, condensate and natural gas for the periods indicated, as derived from the APF Reserve Report.

	Years Ending December 31		
	2003	2004	2005
Oil and NGLs (bbls)	558,000	499,000	490,000
Average Daily Production (bbl/d)	1,530	1,367	1,343
Natural Gas (mcf)	437,000	391,000	365,000
Average Daily Production (mcf/d)	1,197	1,071	1,000
Total Petroleum Substances (boe)	631,000	564,000	551,000
Average Daily Production (boe/d)	1,729	1,546	1,510

Notes:

(1) The above production figures relate to the Kinwest/Sellco (now APF Energy) corporate interest. Production for acquired properties is included from the date of acquisition and production from properties disposed is included only to the date of disposition.

(2) The APF Reserve Report estimates production for future years, based on Proved Reserves, as set forth above. Estimated future production will not necessarily represent actual amounts. GLJ relied on information provided by Kinwest (now APF Energy). Long term estimates are less reliable than estimates made for the short term.

Producing Wells

The number of wells on the principal properties in which Kinwest and Sellco had an interest as at January 1, 2003 and which they considered capable of production are set out in the following table:

	Producing[1][6]				Shut-in[1][2]				Other[1][5]	
	Oil		Gas		Oil		Gas			
	Gross[3]	Net[4]	Gross[3]	Net[4]	Gross[3]	Net[4]	Gross[3]	Net[4]	Gross[3]	Net[4]
TOTAL	233	125	13	3	31	13	2	1	22	22

Notes:

(1) Information provided by APF Energy, based on information in the APF Reserve Report.
(2) "Shut-in" wells means wells which are not producing but which APF Energy considers to be capable of production.
(3) "Gross" wells means the number of wells on the properties in which APF Energy has an interest.
(4) "Net" wells means the number of gross wells multiplied by the net working interest share of APF Energy therein.
(5) "Other" wells include injection wells, disposal wells and service wells.
(6) All wells that are assigned Proved Non-Producing Reserves are within economic distance of gathering systems, pipelines or other means of transportation.

Undrilled Acreage

The undeveloped acreage associated with the properties of Kinwest and Sellco is as follows: 42,076 gross (27,725 net) acres in Saskatchewan and 14,480 gross (5,785 net) acres in Alberta.

EFFECT OF THE ACQUISITIONS ON THE TRUST/APF ENERGY

Selected Financial and Pro-Forma Financial Information

The following table sets out certain financial information for the Trust and APF Energy, Kinwest and the Sellco Properties, Alliance, the Saskatchewan Properties, Hawk and Nycan and pro-forma consolidated financial information for the Trust after giving effect to the acquisition of Kinwest, Sellco, Alliance, the Southeast Saskatchewan Properties, Hawk and Nycan and certain other adjustments. **The following information should be read in conjunction with the unaudited Pro-Forma Consolidated Financial Statements of the Trust set forth under "Pro-Forma Financial Statements".**

The pro forma adjustments are based upon the assumptions described in the notes to the unaudited Pro-Forma Consolidated Financial Statements. The unaudited Pro-Forma Consolidated Financial Statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that will occur if the Acquisition actually occurs at the time contemplated by the notes to the unaudited Pro-Forma Consolidated Financial Statements.

	For the year ended December 31, 2001						
	The Trust	Alliance(1)	Southeast Saskatchewan Properties(1)	Kinwest/Sellco Properties	Hawk	Nycan	Pro-Forma Consolidated
($ thousands)	(audited)(3)	(audited)(3)	(audited)(3)	(audited)(3)	(audited)(3)	(audited)(3)	(unaudited)
Oil and natural gas sales (net of royalties)	54,675	4,104	6,792	18,302	11,780	12,656	108,310
Operating expenses	13,086	721	2,291	5,547	3,005	2,994	27,644
Income before taxes and minority interests for the year	13,319	2,288	4,653	9,147	4,917	5,316	16,791

	For the nine month period ended September 30, 2002				
	The Trust	Kinwest/Sellco Properties(2)	Hawk	Nycan	Pro-Forma Consolidated
($ thousands)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Oil and natural gas sales (net of royalties)	50,156	8,204	10,605	6,605	75,570
Operating expenses	13,778	1,959	3,035	2,056	20,828
Income before taxes and minority interests for the year	5,251	2,254	3,831	936	5,467

See pro-forma statements for adjustments.

Notes:

(1) Financial information for Alliance is for the three months ended February 28, 2001 and for the Southeast Saskatchewan Properties is for the four months ended April 30, 2001.

(2) Financial information for Kinwest/Sellco is for the five months ended May 30, 2002.

(3) Financial information, while not audited, is derived from the audited financial statements.

The pro-forma information does not include acquisitions that are not deemed to be significant acquisitions or the proceeds from any Trust Units issued under this prospectus.

Selected Operational Information

The following table sets forth certain operational information with respect to the Trust and APF Energy and Kinwest, the Sellco Properties, Hawk and Nycan as at and for the periods indicated.

	APF Energy(1)(2)(5)	Kinwest/ Sellco(3)(5)	Hawk(1)(5)	Nycan (4)
Proved Reserves(1)(2)				
(before royalties)				
Crude oil and NGLs (mbbl)	21,078			722
Natural gas (mmcf)	70,295			21,813
Established Reserves(1)(2)				
(before royalties)				
Crude oil and NGLs (mbbl)	25,169			971
Natural gas (mmcf)	81,742			26,404
Present Worth Value of Reserves ($000)(1)(2)				
(Escalated Prices, 10% discount rate)				
Proved Reserves	284,212			43,391
Established Reserves	320,417			51,364
Production				
(before royalties, year ended December 31, 2001)				
Crude oil and NGLs (bbl/d)	4,271	1,598	776	304
Natural gas (mcf/d)	15,529	1,578	4,735	6,681
Oil equivalent (boe/d at 6 mcf/boe)	6,936	1,861	1,565	1,417
Production				
(before royalties, nine months ended September 30, 2002)(3)				
Crude oil and NGLs (bbl/d)	4,630	1,475	752	248
Natural gas (mcf/d)	17,876	1,252	7,181	5,935
Oil equivalent (boe/d at 6 mcf/boe)	7,609	1,683	1,949	1,237
Undeveloped Land Holdings				
(net acres)(2)(5)	221,989			58,195

Notes:

(1) The proven and probable reserve volumes and values are based upon the APF Reserve Report and the Hawk Reserve Report effective January 1, 2003.
(2) Reserve volumes and values and undeveloped land holdings for APF Energy include the proven and probable reserve volumes and values and undeveloped land holdings for Alliance and the Southeast Saskatchewan Properties, Kinwest and the Sellco Properties, Paddle River and Hawk.
(3) Kinwest/Sellco production information is for the five months ended May 30, 2002.
(4) The proven and probable reserve volumes and values are based upon the Nycan Reserve Report effective October 1, 2002.
(5) As at December 31, 2002 for APF Energy and as at October 1, 2002 for Nycan.

FUTURE COMMITMENTS OF APF ENERGY

APF Energy currently has the following derivative financial instruments in place:

Crude Oil

Period	Volumes (bbl/d)	Floor Price (US$/bbl)	Ceiling Price (US$/bbl)
2003 Q1 Collar	1,700	24.82	27.85
2003 Q1 Swap	1,367	29.83	29.83
2003 Q2 Swap	2,833	28.40	28.40
2003 Q3 Swap	2,667	27.79	27.79
2003 Q4 Swap	1,167	27.54	27.54

Natural Gas (Cdn.$ Hedges)

Period	Volumes (mcf/d)	Floor Price (Cdn.$/mcf)	Ceiling Price (Cdn.$/mcf)
2003 Q1 Collar	1,896	4.22	8.23
2003 Q2 Swap	4,741	7.09	7.09
2003 Q3 Swap	4,741	7.09	7.09
2003 Q4 Swap	4,741	7.09	7.09
2003 Swap	948	6.12	6.12

Natural Gas (US$ Hedges)

Period	Volumes (mmbtu)	Floor Price (US$/mmbtu)	Ceiling Price (US$/mmbtu)
2003 Q2 Swap	1,000	5.06	5.06
2003 Q3 Swap	1,000	5.06	5.06
2003 Q4 Swap	337	5.06	5.06

OIL AND NATURAL GAS RESERVES

The following tables are a consolidation of the APF Reserve Report and the Hawk Reserve Report. See "Principal Producing Properties". **The present worth values of probable reserves have been reduced by 50% to reflect the degree of risk associated with the recovery of such reserves. It should not be assumed that the estimated present worth values of net production revenue contained in the following tables represents the fair market value of the reserves. All evaluations have been stated prior to any provision for income taxes and general and administrative costs. There is no assurance that the price and cost assumptions contained in the constant price and cost and escalating price and cost assumption cases will be attained and variances could be material.**

Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows
(Based on Escalating Price Assumptions)

	APF and Hawk Interest in Reserves						Present Worth of Future Net Pre-Tax Cash Flows			
	Crude oil (mstb)		Natural gas (mmcf)		Natural gas liquids (mstb)		Undis-counted ($000)	Discounted at ($000)		
	Gross	Net	Gross	Net	Gross	Net		10%	15%	20%
Proved										
Producing	169,930	16,421	132,312	57,655	4,732	639	372,766	238,617	207,625	185,505
Non-Producing	49,670	3,886	17,930	12,640	301	132	76,780	45,595	37,467	31,655
Total Proved	219,600	20,307	150,242	70,295	5,033	771	449,546	284,212	245,092	217,160
(Risked)										
Probable Additional	51,166	4,012	19,735	11,447	2,272	79	84,915	36,205	27,482	21,954
TOTAL	270,766	24,319	169,977	81,742	7,305	850	534,461	320,417	272,574	239,114

Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows
(Based on Constant Price Assumptions)

	APF and Hawk Interest in Reserves						Present Worth of Future Net Pre-Tax Cash Flows			
	Crude oil (mstb)		Natural gas (mmcf)		Natural gas liquids (mstb)		Undis-Counted ($000)	Discounted at ($000)		
	Gross	Net	Gross	Net	Gross	Net		10%	15%	20%
Proved										
Producing	171,356	17,032	134,275	58,056	4,842	649	632,223	381,076	325,413	286,387
Non-Producing	49,726	3,992	18,240	12,690	317	133	138,214	82,789	68,630	58,497
Total Proved	221,082	21,024	152,515	70,746	5,159	782	770,437	463,865	394,043	344,884
(Risked)										
Probable Additional	51,460	4,130	20,114	11,568	2,291	82	142,285	60,885	46,628	37,569
TOTAL	272,542	25,154	172,629	82,314	7,450	864	912,722	524,750	440,671	382,453

Notes:

(1) As a result of rounding, certain column amounts may not add to the corresponding total amount set out in the tables.

(2) "Crude Oil" is a mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas.

"Natural Gas" refers to the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel.

"Natural Gas Liquids" refer to those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof.

"Gross Reserves" means the 100% working interest lease values.

"Net Reserves" means the total of the APF and Hawk working interests and/or royalty interests share of reserves before deducting the amounts attributable to the royalties owned by others.

"Royalties" refers to royalties paid to others. The royalties deducted from the reserves are based on the royalty percentage calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling price the price forecasts for the individual properties in question have been employed.

"Proved Reserves" means those reserves estimated as recoverable under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

"Probable Reserves" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

"Proved Producing Reserves" means those proved reserves that are actually on production and could be recovered from existing wells and facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and non-producing reserves in order to reflect allocation of reserves to specific wells and their respective development status.

"Proved Non-Producing Reserves" means those proved reserves that are not classified as producing.

(3) The escalated price and cost case assumes the continuance of current laws and regulations and any increases in selling prices also accounts for inflation. The product price forecasts used are as follows:

Natural Gas
Effective January 1, 2003

	US Gulf Coast Gas Price @ Henry Hub		Midwest Price @ Chicago		Alberta Plant Gate					Saskatchewan Plant Gate			British Columbia			
Year	Constant 2003 $ $US/mmbtu	Then Current $US/mmbtu	Then Current $US/mmbtu	AECO-C Spot Then Current $Cdn/mmbtu	Spot Constant 2003 $ $/mmbtu	Spot Then Current $/mmbtu	ARP $/mmbtu	Aggregator $/mmbtu	Alliance $/mmbtu	SaskEnergy $/mmbtu	Spot $mmbtu	Sumas Spot $US/mmbtu	CanWest Plant Gate $/mmbtu	Spot Plant Gate $/mmbtu	Sulphur FOB Vancouver $US/LT	Alberta Sulphur at Plant Gate $Cdn/LT
2003 Full Year	4.20	4.20	4.30	5.65	5.40	5.40	5.35	5.20	5.00	5.50	5.65	3.80	5.15	5.30	35.00	10.50
2004	3.75	3.80	3.95	5.00	4.75	4.80	4.75	4.65	4.45	4.90	5.00	3.50	4.55	4.80	35.00	9.50
2005	3.50	3.60	3.80	4.70	4.35	4.50	4.50	4.50	4.15	4.65	4.70	3.30	4.50	4.50	35.00	8.50
2006	3.50	3.65	3.90	4.85	4.45	4.65	4.65	4.65	4.25	4.80	4.85	3.45	4.65	4.65	40.00	16.00
2007	3.50	3.70	3.95	4.85	4.35	4.65	4.65	4.65	4.30	4.80	4.85	3.45	4.65	4.65	45.00	22.50
2008	3.50	3.75	4.00	4.85	4.30	4.65	4.65	4.65	4.35	4.80	4.85	3.45	4.65	4.65	46.00	24.00
2009	3.50	3.80	4.05	4.85	4.25	4.65	4.65	4.65	4.45	4.80	4.85	3.45	4.65	4.65	47.00	25.50
2010	3.50	3.90	4.10	4.90	4.20	4.70	4.70	4.70	4.50	4.85	4.90	3.50	4.70	4.70	48.00	27.00
2011	3.50	3.95	4.20	4.95	4.20	4.75	4.75	4.75	4.60	4.90	4.95	3.55	4.75	4.75	49.00	29.00
2012	3.50	4.00	4.25	5.05	4.25	4.85	4.85	4.85	4.70	5.00	5.05	3.60	4.85	4.85	50.00	30.50
2013	3.50	4.05	4.30	5.10	4.20	4.90	4.90	4.90	4.75	5.05	5.10	3.65	4.90	4.90	51.00	32.00
2014+	3.50	+1.5%/yr	+1.5%/yr	+1.5%/yr	4.20	+1.5%/yr				Escalate at 1.5% per year					+1.5%/yr	

Notes:

(a) Unless otherwise stated, the gas price reference point is the receipt point on the applicable provincial gas transmission system known as the plant gate.
(b) The plant gate price represents the price before raw gas gathering and processing charges are deducted.
(c) Spot refers to weighted average one month price.

Crude Oil
Effective January 1, 2003

Year	Inflation %	Exchange Rate $US/$Cdn	West Texas Intermediate Crude Oil at Cushing Oklahoma Constant 2003 $ $US/bbl	West Texas Intermediate Crude Oil at Cushing Oklahoma Then Current $US/bbl	Brent Blend Crude Oil FOB North Sea Constant 2003 $ $US/bbl	Brent Blend Crude Oil FOB North Sea Then Current $US/bbl	Light, Sweet Crude Oil (40 API, 0.3% S) at Edmonton Constant 2003 $ $Cdn/bbl	Light, Sweet Crude Oil (40 API, 0.3% S) at Edmonton Then Current $Cdn/bbl	Bow River Crude Oil Stream Quality at Hardisty Constant 2003 $ $Cdn/bbl	Bow River Crude Oil Stream Quality at Hardisty Then Current $Cdn/bbl	Heavy Crude Oil Proxy (12 API) at Hardisty Constant 2003 $Cdn/bbl	Heavy Crude Oil Proxy (12 API) at Hardisty Then Current $Cdn/bbl	Medium Crude Oil (29 API, 2.0% S) at Cromer Constant 2003 $ $Cdn/bbl	Medium Crude Oil (29 API, 2.0% S) at Cromer Then Current $Cdn/bbl	Alberta Natural Gas Liquids (Then Current Dollars) Spec Ethane $Cdn/bbl	Edmonton Propane $Cdn/bbl	Edmonton Butane $Cdn/bbl	Edmonton Pentanes Plus $Cdn/bbl
2003 Full Year	1.5	0.650	25.50	25.50	24.00	24.00	38.50	38.50	29.50	29.50	23.50	23.50	33.00	33.00	18.75	24.75	27.25	39.50
2004	1.5	0.660	21.75	22.00	20.25	20.50	32.00	32.50	25.00	25.50	20.00	20.25	28.50	29.00	16.75	19.75	21.50	33.00
2005	1.5	0.670	20.50	21.00	19.00	19.50	29.50	30.50	23.75	24.50	19.00	19.50	26.25	27.00	15.75	19.50	20.50	31.00
2006	1.5	0.670	20.00	21.00	18.75	19.50	29.25	30.50	24.00	25.00	19.25	20.25	26.25	27.50	16.25	19.50	20.50	31.00
2007	1.5	0.680	20.00	21.25	18.50	19.75	28.75	30.50	23.50	25.00	19.00	20.25	26.00	27.50	16.25	19.50	20.50	31.00
2008	1.5	0.680	20.00	21.75	18.75	20.25	28.75	31.00	23.75	25.50	19.25	20.75	26.00	28.00	16.25	19.75	21.00	31.50
2009	1.5	0.680	20.00	22.00	18.75	20.50	28.75	31.50	23.75	26.00	19.50	21.25	26.00	28.50	16.25	20.25	21.50	32.00
2010	1.5	0.680	20.00	22.25	18.75	20.75	28.75	32.00	24.00	26.50	19.50	21.75	26.25	29.00	16.25	20.50	22.00	32.50
2011	1.5	0.680	20.00	22.50	18.75	21.00	28.75	32.50	24.00	27.00	19.75	22.25	26.25	29.50	16.50	20.75	22.50	33.00
2012	1.5	0.680	20.00	23.00	18.75	21.50	28.75	33.00	24.00	27.50	20.00	22.75	26.25	30.00	17.00	21.00	23.00	33.50
2013	1.5	0.680	20.00	23.25	18.75	21.75	28.75	33.50	24.25	28.00	20.00	23.25	26.25	30.50	17.00	21.50	23.50	34.00
2014+	1.5	0.680	20.00	+1.5%/yr	18.75	+1.5%/yr	28.75	+1.5%/yr	24.25	+1.5%/yr	20.00	+1.5%/yr	26.25	+1.5%/yr		Escalate at 1.5% per year		

Notes:

(4) Operating and capital costs were escalated from 2003 base levels at 1.5% per annum.
(5) Economic forecasts were prepared for each property on a before income tax basis.
(6) Alberta gas cost allowance and Jumping Pound allowances on remaining undepreciated capital basis were included in the economic evaluation. Mineral taxes on freehold interests were also included.
(7) Royalty credits under the ARC plan have been included in the analysis at the property level where individual wells qualify for ARC.
(8) Field administrative expenses payable by APF and Hawk were included in the operating cost forecasts of the properties. Office administrative expenses and overhead recovery were not included in the above analysis.
(9) Estimates for well abandonments have been included in the above analysis; facility abandonment and site restoration have not been included in the above analysis.
(10) The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented. The crude oil and natural gas reserve calculations and any projections upon which the APF Reserve Report and Hawk Reserve Report were based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted.

DESCRIPTION OF THE TRUST UNITS

General

The Trust is authorized to issue a maximum of 500 million Trust Units pursuant to the Trust Indenture. The Trust Units represent equal undivided beneficial interests in the Trust. All Trust Units share equally in all distributions from the Trust and all Trust Units carry equal voting rights at meetings of Unitholders. No Unitholder will be liable to pay any further calls or assessments in respect of the Trust Units. The Trust is also authorized to issue an unlimited number of Special Voting Units entitling the holders to the number of votes at meetings of Unitholders as prescribed by the Board of Directors of APF Energy. The Special Voting Units do not confer upon the holders any other rights. None of the Special Voting Units have been issued.

The Trust Indenture, among other things, provides for the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the Trustee and the form of Trust Unit certificates. Among other things, amendments to the Trust Indenture, the early termination of the Trust and the sale or transfer of the property of the Trust as an entirety or substantially as an entirety or disposing of the Royalty requires the approval by extraordinary resolution of the Unitholders.

The foregoing is a summary of certain provisions of the Trust Indenture. For a complete description of such indenture, reference should be made to the Trust Indenture, copies of which may be viewed at the offices of, or obtained from APF Energy.

Cash Distributions of Distributable Income

The Trust's distributable income is distributed to Unitholders on a monthly basis. Distributions for a particular production month are generally announced via news release during the third week of the following month. Unitholders of record on the Distribution Record Date (the last day of the month following a production month, or if that is not a business day, the next business day) are entitled to receive cash distributions of distributable income for the applicable production month. APF Energy calculates the distributable income and it is paid by the Trustee to Unitholders 15 days following the Distribution Record Date or, if such date is not a business day, on the next business day.

The Trust is entitled not to pay out all distributable income to Unitholders, but may retain a portion, as is reasonably determined by APF Energy, to fund capital expenditures, stabilize future distributions or advance funds to APF Energy to temporarily reduce its indebtedness to its bankers. The Trust's current policy is to distribute $0.165 per Trust Unit per month ($1.98 per Trust Unit per year).

The expenses incurred in operating the Trust and the Trustee's fees attributable to the Trust Units form part of general and administrative costs which are a deduction in the calculation of Royalty Income (as defined in the Trust Indenture).

Additional Information

For additional information respecting the Trust Units, including information respecting redemption rights attached to the Trust Units, Unitholders' meetings and amendments to the Trust Indenture, see "Organization of the Trust" in the Trust's AIF.

TRADING HISTORY

The outstanding Trust Units are listed and posted for trading on the TSX under the trading symbol "AY.UN". The following table sets forth the high and low closing prices and the aggregate volume of trading of the Trust Units as reported by the TSX for the periods indicated.

Period	Price Range High ($)	Price Range Low ($)	Volume
2001			
First Quarter	10.70	9.65	2,540,424
Second Quarter	13.40	9.62	3,803,100
Third Quarter	11.50	9.01	2,424,493
Fourth Quarter	10.65	8.75	2,874,300
2002			
First Quarter	10.99	9.35	4,023,753
Second Quarter	11.19	10.08	4,366,545
July	10.80	10.11	1,736,176
August	10.89	10.27	697,071
September	10.68	10.39	1,181,344
October	10.71	9.70	1,298,700
November	10.37	9.25	1,753,843
December	10.06	9.00	2,255,156
2003			
January	10.40	9.66	1,878,757
February	10.70	10.06	2,032,357
March 1 - 11	10.95	10.54	846,779

On March 11, 2003, the closing price of the Trust Units on the TSX was $10.54.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2001, as at September 30, 2002 and as at February 28, 2003, both prior to and after giving effect to the issue of Trust Units pursuant hereto and the completion of the Acquisition.

	Authorized	As at December 31, 2001 (audited)	As at September 30, 2002 (unaudited)	As at February 28, 2003 before giving effect to the Offering and the Acquisition (unaudited)	As at February 28, 2003 after giving effect to the Offering and the Acquisition (unaudited)(4)(5)
Bank Debt(1)	$130,000,000	$59,250,000	$61,000,000	$103,000,000	$98,710,748
Trust Units(2)(3)	500,000,000	$141,068,870 (15,583,880 Trust Units)	$205,668,695 (22,268,734 Trust Units)	$252,209,521 (26,943,227 Trust Units)	$299,383,521 (4)(5) (31,743,227 Trust Units)

Notes:

(1) As at the date hereof, APF Energy has a syndicated credit facility to a maximum of $130 million. Amounts borrowed are available as a committed 364 day revolving loan (convertible to a one year term loan) by way of Canadian dollar loans, Bankers' Acceptances, U.S. dollar loans, LIBOR loans and Letters of

Credit and Letters of Guarantee. See "Recent Developments – Amendment of Credit Facilities". As at February 28, 2003, $103.0 million was drawn under APF Energy's revolving demand loan. Security for amounts outstanding is provided by an assignment of material natural gas contracts and a demand debenture in the face amount of $175,000,000 containing a first fixed charge on the oil and natural gas properties of APF Energy and a first floating charge on all of its other properties together with guarantees and other security from affiliates of APF Energy. A general assignment of book debt is also registered in all provinces of operation of APF Energy.

(2) The Trust has also issued 233,696 options to purchase Trust Units to directors, officers and employees of APF Energy. The existing option plan has been replaced by a Trust Unit Incentive Rights Plan (the "Incentive Plan"), approved by Unitholders at the annual general and special meeting held June 6, 2001. Details of the Incentive Plan are as set forth in the Circular, which is incorporated by reference in this short form prospectus. See "Documents Incorporated by Reference". 441,233 rights have been issued under the Incentive Plan as at the date hereof.

(3) The Trust has also issued Warrants to acquire 1,692,755 Trust Units as partial payment for all of the shares of Kinwest and Sellco.

(4) This assumes the offering consists of the issuance of 4,800,000 Trust Units. If the Underwriter's Option is exercised in full, the Trust will have 32,743,227 Trust Units outstanding, total capitalization of $309,263,521 and bank debt of $88,830,748. Bank debt for Nycan is as set forth in the Pro-Forma Consolidated Financial Statements for the Nine Months ended September 30, 2002.

(5) If the Acquisition is not completed, the Trust will have 31,743,227 Trust Units outstanding, total capitalization of $299,383,521 and bank debt of $55,826,000 (32,743,227, $309,263,521 and $45,946,000 respectively, if the Acquisition is not completed and the Underwriters' Option is exercised in full).

(6) On a consolidated cumulative basis, distributions exceeded retained earnings by $63,873,227 and accumulated future income taxes totaled $47,195,212 as at September 30, 2002.

(7) As at September 30, 2002, the consolidated Unitholders' equity totalled $141.8 million consisting of $205.7 million of net capital contributions, (plus $36,531,162 of retained earnings less $100,404,389 of cumulative royalty distributions declared).

USE OF PROCEEDS

The estimated net proceeds of this issue are $47,174,000 ($57,054,000 if the Underwriters' Option is exercised in full), after deducting the Underwriters' fee of $2,496,000 ($3,016,000 if the Underwriters' Option is exercised in full) and the expenses of the issue, estimated to be $250,000. See "Plan of Distribution". The net proceeds will be used by the Trust to fund the proposed Acquisition of Nycan and for general corporate purposes of APF Energy (including ongoing capital expenditures and future acquisitions), initially as a temporary repayment of its indebtedness. If the Acquisition is not completed, the Trust currently intends to temporarily repay a portion of its committed revolving demand credit facility and invest in short term money market instruments and ultimately to use such funds for APF Energy's general corporate purposes, including ongoing capital expenditures and future acquisitions.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "Underwriting Agreement") dated March 12, 2003 among the Trust, APF Energy, APF Acquisition Trust, APF Partnership and 990009 Alberta Inc., and Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Dundee Securities Corporation, Research Capital Corporation and Griffiths McBurney & Partners as underwriters (collectively, the "Underwriters"), the Trust has agreed to sell and the Underwriters have agreed to purchase on April 2, 2003, subject to the terms and conditions contained therein, the Trust Units offered hereby at a price of $10.40 per Trust Unit for total gross consideration of $49,920,000 payable in cash to the Trust against delivery of the Trust Units. The price of the Trust Units offered hereby was determined by negotiation between APF Energy, on behalf of the Trust, and the Underwriters. In consideration for their services in connection with this offering, the Underwriters will be paid a fee of $2,496,000 ($3,016,000 if the Underwriters' Option is exercised in full).

The Trust has granted to the Underwriters an option (the "Underwriters' Option"), exercisable until 48 hours prior to the date of closing, to purchase up to an additional 1,000,000 Trust Units on the same terms as this offering. If the Underwriters' Option is exercised in full, the total offering will be $60,320,000, the Underwriters' fee will be $3,016,000 and the net proceeds of the offering will be $57,304,000, before deducting expenses of this offering, estimated to be $250,000. This short form prospectus also qualifies the distribution the Underwriters' Option and any Trust Units that are issued pursuant to the exercise of the Underwriters' Option.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obliged to take up and pay for all Trust Units offered hereby if any are purchased under the Underwriting Agreement. If one or more of the Underwriters fails to purchase their allotment of Trust Units, the remaining Underwriter or Underwriters may terminate their obligations to purchase their respective allotment of Trust Units, or may, but are not obligated to, purchase on a pro rata basis as between themselves the Trust Units not purchased by the Underwriter or Underwriters which failed to purchase. The Underwriting Agreement also provides that the Trust, APF Energy, APF Acquisition Trust, APF Partnership and 990009 Alberta Inc. will indemnify the Underwriters and their agents, directors, officers, shareholders and employees against certain liabilities and expenses.

Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilières du Québec, the Underwriters may not, throughout the period of distribution, bid for or purchase Trust Units. The foregoing restriction is subject to certain exceptions, including: (i) a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the

purpose of creating actual or apparent active trading in, or raising the price of, the Trust Units. In connection with this offering and subject to the foregoing, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that it will not, without the prior consent of Scotia Capital Inc. on behalf of the Underwriters pursuant to the Underwriting Agreement, which consent may not be unreasonably withheld, authorize, issue or sell any Trust Units or any securities giving the right to acquire Trust Units or agree or announce the intention to do so, at any time prior to the date 90 days following the closing of the offering, except for the grant of rights pursuant to the Trust Unit Incentive Rights Plan of the Trust or the issuance of Trust Units pursuant to the Trust's Distribution Reinvestment Plan or upon exercise of the Warrants.

Certificates for the Trust Units will be available for delivery at the closing of this offering, which is expected to take place on or about April 2, 2003.

The offering under this short form prospectus is scheduled to close on or about April 2, 2003, which is after the record date for the next distribution by the Trust to Unitholders to be paid on April 15, 2003. Accordingly, subscribers who purchase Trust Units pursuant to the offering will not be eligible to receive the distribution that will be paid to Unitholders on April 15, 2003 but will be eligible to receive the distribution that will be paid to Unitholders on or about May 15, 2003.

The Trust has applied to list the Trust Units offered hereunder on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX.

Neither the offer nor sale of the Trust Units offered under the prospectus has been registered under the United States *Securities Act of 1933*, as amended (the "U.S. Securities Act"), or any securities or "blue sky" laws of any of the several states in the United States. Accordingly, the Trust Units (or any rights thereto or interest therein) may not be offered for purchase or sale, or sold or otherwise transferred or disposed of within the United States except pursuant to a registration statement declared effective by the United States Securities and Exchange Commission under the U.S. Securities Act, or pursuant to an available exemption from such registration.

The Underwriters have agreed that they will not offer for purchase or sale, sell or otherwise transfer or dispose of any of the Trust Units (or any right thereto or interest therein) into the United States, except to certain institutional investors in transactions exempt from the registration requirements of the U.S. Securities Act.

In addition, until 40 days after the commencement of the offering, an offer or sale of the securities offered hereby within the United States or to or for the account or benefit of U.S. persons by any dealer, whether or not participating in the offering, may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from such requirements.

RELATIONSHIP BETWEEN APF ENERGY'S LENDERS AND UNDERWRITERS

Scotia Capital Inc. and National Bank Financial Inc. are direct or indirect wholly owned subsidiaries of Canadian chartered banks (the "Lenders") which are lenders to APF Energy and to which APF Energy was indebted as of February 28, 2003 in the amount of $103.0 million (of which their syndicated portion is $71.1 million). Consequently, the Trust may be considered a connected issuer of these Underwriters for the purposes of securities regulation in certain Canadian provinces. The net proceeds will be used by the Trust to fund the proposed Acquisition of Nycan and for general corporate purposes of APF Energy (including ongoing capital expenditures and future acquisitions), initially as a temporary repayment of its indebtedness. If the Acquisition is not completed, the Trust currently intends to temporarily repay a portion of its committed revolving demand credit facility and invest in short term money market instruments and ultimately to use such funds for APF Energy's general corporate purposes, including ongoing capital expenditures and future acquisitions. APF Energy is currently in compliance with the terms of the credit facilities agreement with the Lenders. Security has been granted for APF Energy's indebtedness to the Lenders as described under "Consolidated Capitalization of the Trust." The decision to distribute the Trust Units hereby and the determination of the terms of distribution were made through negotiations between APF Energy on behalf of the Trust and the Underwriters. The Lenders did not have any involvement in such decision or determination; however, the Lenders have been advised of the issuance and the terms thereof. See "Use of Proceeds".

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Parlee McLaws LLP, counsel to the Trust and Burnet, Duckworth & Palmer LLP, counsel to the Underwriters the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations applicable to the purchasers of Trust Units issued hereunder. This summary is only applicable to holders of Trust Units who, for the purposes of the *Income Tax Act* (Canada) (the "Tax Act"), are residents of Canada, hold their Trust Units as capital property and deal at arm's length with the Trust and the Underwriters. A Trust Unit will generally be capital property to a Unitholder unless it is held in the course of carrying on a business of trading or dealing in securities, or has been acquired in a transaction or transactions considered to be an adventure in the nature of trade. Certain Unitholders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to: (i) a holder of Trust Units that is a "financial institution" as defined in the Tax Act for the purposes of the "mark-to-market" rules; (ii) a holder, an interest in which would be a "tax shelter investment"; or (iii) a holder that is a "specified financial institution", all as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in Trust Units.

This summary is based on the current provisions of the Tax Act, the Income Tax Regulations (the "Regulations") and counsels' understanding of the current administrative and assessing practices published by the Canada Customs and Revenue Agency (the "CCRA"). Except for specifically proposed amendments to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof (the "Proposed Amendments"), this summary does not take into account or anticipate changes in the income tax law, whether by legislative, governmental or judicial action, nor any changes in the administrative or assessing practices of the CCRA. This summary is not exhaustive of all of the Canadian federal income tax considerations nor does it take into account or anticipate any provincial (except for certain aspects relating to ARC), territorial or foreign tax considerations arising from the acquisition, ownership or disposition of Trust Units. Except as otherwise indicated, this summary is based on the assumption that the Trust will at all times qualify as a unit trust and a mutual fund trust for the purposes of the Tax Act and that all transactions described herein occur at fair market value. This summary assumes that the Proposed Amendments will be enacted substantially in the form proposed, although no assurances can be given in this regard.

This summary is for general information only. It is not intended to be, and it should not be construed to be, legal or tax advice to any prospective purchaser of Trust Units. The tax liability of a holder will depend on the holder's particular circumstances. Prospective purchasers of Trust Units are urged to consult their own tax advisors as to their particular income tax circumstances.

The Trust

Status of the Trust

Based on certain factual representations made by APF Energy, the Trust qualifies as a "mutual fund trust" under the Tax Act and it is assumed that it will so qualify at all times. In the event the Trust was not to so qualify as a mutual fund trust at a particular time, the income tax considerations would be materially different in certain respects from those described herein and the Trust could be liable to pay tax under Part XII.2 of the Tax Act.

ARC Entitlement

The Trust is entitled to claim ARC under current legislation. Under current legislation, the ARC is based on a price-sensitive formula linked to crude oil prices. The maximum Crown Royalty to which the rate applies annually is $2,000,000 per applicant or associated group of applicants. Eligible Alberta Crown royalties exclude royalties in respect of properties which are defined as "restricted resource properties" under the *Alberta Corporate Tax Act.*

Income of the Trust

The Trust is subject to taxation in each taxation year on its income for the year as though it were a separate individual. The taxation year of the Trust is the calendar year.

The Trust is required to include in computing its income for a taxation year all amounts in respect of the Royalty paid or payable to it in the year, including any amounts subject to set-off, and including any amounts paid by it to APF Energy or APF Partnership in that year in respect of reimbursed Crown Royalties. The Trust will also be required to include in its income for each taxation year, all interest on any investments held by the Trust that accrues to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent such interest was included in computing its income for a preceding taxation year.

Administrative

In computing its income the Trust is entitled to deductions in respect of reasonable administrative expenses, an amount not exceeding 10% of its cumulative Canadian oil and gas property expense ("COGPE") account, determined on a declining balance basis and 20% of the total issue expenses of this offering and prior offerings to the extent that those expenses were not otherwise deductible in a preceding year. An amount that becomes receivable by the Trust in a year as a result of a sale of a property by APF Energy or APF Partnership and the release of the Royalty relating to that property, will be required to be deducted in computing the Trust's cumulative COGPE account. If the balance of the cumulative COGPE of the Trust at the end of a particular taxation year after all additions and deductions for that year have been made would otherwise be a negative amount, the negative amount will be included in the Trust's income for the year.

Subject to the Proposed Amendments discussed below, the Trust will be entitled to a deduction in respect of resource allowance equal to 25% of its "adjusted resource profits" calculated in accordance with the Regulations to the Tax Act. Generally, the Trust's adjusted resource profits will equal its income from the Royalty less amounts deducted in computing its income other than deductions in respect of its cumulative COGPE, interest expense or any amount deducted in respect of distributions to Unitholders, as described below. The Trust may not deduct Crown charges reimbursed by it to APF Energy or APF Partnership in the year.

To the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year and any amounts which constitute the excess, if any, of reimbursed Crown royalties paid by the Trust over the resource allowance deductible for that year to the extent that such excess amounts are designated by the Trust to be payable to the Unitholders for that year. An amount will be considered payable to a Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled to enforce payment of the amount. See "Taxation of Unitholders - Income from Trust Units". Insofar as it is intended that all amounts otherwise taxable to the Trust will be allocated to Unitholders, it is anticipated that the Trust will generally not have any taxable income for purposes of the Tax Act.

Proposed Amendments

The March 3, 2003 Technical Paper

On March 3, 2003 the Department of Finance (Canada) released a technical paper entitled "Improving the Income Taxation of the Resource Sector in Canada" (the "Technical Paper"). The new structure for federal taxation of resource income proposed by the Technical Paper contains the following initiatives applicable to the oil and gas industry to be phased in over a five-year period:

(i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28 to 21 percent, beginning with a one percentage point reduction effective January 1, 2003, and

(ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25 percent resource allowance.

The Technical Paper also proposes that the percentage of ARC that the Trust will be required to include in federal taxable income will be 5% in 2003; 12.5% in 2004; 17.5% in 2005; 32.5% in 2006; 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90% in 2011, and 100% in 2012 and beyond.

Taxation of Unitholders

Each Unitholder is required to include in computing income for a particular taxation year the portion of the net income of the Trust that is paid or payable to the Unitholder in that taxation year, whether or not the amount was actually paid to the Unitholder in that year. An amount will be considered payable to a Unitholder in a taxation year if such Unitholder is entitled in the year to enforce payment of the amount. Income of a Unitholder from the Trust Units will be considered to be income from property and not resource income or "resource profits" for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as, a loss of a Unitholder.

Provided that appropriate designations are made by the Trust, all dividends which would otherwise be included in its income as dividends received on any shares will be deemed to have been received by the Unitholders and not to have been received by the Trust and such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. The

non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year should not generally be included in the Unitholder's income for the year but will generally reduce the adjusted cost base of the Trust Units held by such Unitholder. To the extent that the adjusted cost base of a Trust Unit would otherwise be less than nil, the negative amount would be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

An actual or deemed disposition (other than in a tax deferred transaction) of Trust Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in a Unitholder's income as described above) are greater than (or less than) the aggregate of the adjusted cost base to the Unitholder plus any reasonable costs associated with the disposition. Generally, one-half of any capital gain realized by a Unitholder will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Trust Unit may be deducted against taxable capital gains realized by the Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder that is an individual may give rise to alternative minimum tax depending on the Unitholder's circumstances.

A Unitholder which is a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Tax Exempt Unitholders

Subject to the specific provisions of any particular exempt plan, the Trust Units will, provided the Trust qualifies as a mutual fund trust, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans all as defined in the Tax Act ("Exempt Plans"). Such Exempt Plans will generally not be liable for tax in respect of any distributions received from the Trust or any capital gain realized on the disposition of any Trust Units. APF Energy has advised counsel that the cost amount of foreign property of the Trust, if any, will be less than the 30% of the cost amount of all property of the Trust and accordingly, the Trust Units will not constitute foreign property for Exempt Plans, registered or pension plans or other persons subject to tax under Part XI of the Tax Act.

RISK FACTORS

The following are certain factors related to the business of the Trust which Unitholders should carefully consider before deciding whether to invest in the Trust Units.

Acquisition Risks

There are commercial risks that the Acquisition will not be completed on the terms negotiated or at all. If the Acquisition is not completed and the Trust does not use the proceeds of the offering to fund additional acquisitions or capital expenditures in a timely manner, the issuance of Trust Units pursuant to the offering will be dilutive to future cash distributions.

APF Energy entered into the agreement respecting the Acquisition and recently completed the acquisition of Hawk to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits. Achieving the benefits of these acquisitions will depend in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner, as well as APF Energy's ability to realize the anticipated growth opportunities and synergies from combining the businesses of Nycan, Hawk and APF Energy. The integration of Nycan, Hawk, and APF Energy will require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the disruption of ongoing business, customer and employee relationships that may adversely affect APF Energy's ability to achieve the anticipated benefits of the acquisitions.

Business of APF Energy and APF Partnership

Purchase of Royalty

The price paid for the purchase of the Royalty in the properties of APF Energy and APF Partnership (which are collectively referred to as "APF Energy" in this section entitled "Risk Factors") is based on engineering and economic assessments made by independent petroleum engineers. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil, natural gas, NGLs and sulphur and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the properties, APF Energy and the Trust. In particular, changes in the prices of and markets for petroleum, natural gas, NGLs and sulphur from those anticipated at the time of making those assessments will affect the return on the value of the Trust Units. In addition, all of those assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than attributed to the properties of APF Energy.

Dependence on Operators of the Properties and on Management

Distributable income, as it relates to the Royalty, is directly dependent on the continuing production of petroleum substances from the properties of APF Energy, which, in turn, is dependent in part on the managerial ability of the operators of the properties and other working interest owners. Parties other than APF Energy may be the operators of the properties and APF Energy will only have a vote in respect of the management of the properties to the extent of its working interest therein. To the extent that an operator does not appropriately perform its obligations, or the majority of the working interest owners' interests differ from those of APF Energy, income from the properties and therefore the Royalty could be reduced.

As a result of its conversion to open-end status, the Trust may make acquisitions that represent significant new businesses for it, unrelated to the Royalty. Unitholders are entirely dependent on the management of APF Energy and the Trust in respect of all matters relating to the properties of APF Energy, the administration of the Royalty and to other investments of the Trust.

Environmental Concerns

The operation of oil and natural gas wells involves a number of natural hazards which may result in environmental damage, blow-outs or other unexpected or dangerous conditions resulting in damage to APF Energy's property or other properties that may be acquired and possible liability to third parties. The oil and natural gas industry is subject to extensive environmental regulation which provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in fines or the issuance of clean-up orders. Although APF Energy has established a reclamation fund for the purpose of funding its future environmental and reclamation obligations, there can be no assurance that the reclamation fund will be sufficient to satisfy all such obligations.

APF Energy maintains liability insurance, where available, covering risks and in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent such insurance is available. Pursuant to agreements with third party operators, those operators are responsible for maintaining insurance coverage consistent with industry standards. APF Energy or other entities in which the Trust invests may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Further, liabilities may exceed the amount of insurance held. Costs incurred to repair such damage and pay such liabilities will reduce distributable income of the Trust and may make the continued operation of APF Energy's and such other entities' business uneconomic or impossible.

In 1994, the United Nations' Frame Work Convention on Climate Change came into force and three years later led to the Kyoto Protocol which requires, upon ratification, nations to reduce their emissions of carbon dioxide and other greenhouse gasses. In December 2002, the Government of Canada ratified and signed the Kyoto Protocol. As a result of the ratification of the Kyoto Protocol and the adoption of legislation or other regulatory initiatives designed to implement its objectives by the federal or provincial governments, reductions in greenhouse gasses from APF Energy's oil and natural gas operations may be required which could result in, among other things, increased operating and capital expenditures and reduction in the production of crude oil and natural gas.

Price of Petroleum Substances

APF Energy's results of operations and financial condition, and therefore the amounts paid to the Trust pursuant to the Royalty, are dependent on the prices received for its oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Trust or its management. Any decline in oil or natural gas prices could have a material adverse effect on APF Energy's operations, financial condition, economically producible reserves and the opportunities for the development of its oil and natural gas reserves. Management of APF Energy intends to enter into hedging transactions at appropriate times to manage the risk associated with oil and natural gas price fluctuations. APF Energy may also manage the risk associated with changes in foreign exchange rates by entering into forward foreign exchange contracts. To the extent that APF Energy engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to credit risks associated with counterparties with which it contracts. Distributable income of the Trust will therefore be sensitive to prevailing oil and natural gas prices.

Nature of Trust Units

Securities such as the Trust Units share certain attributes common to both equity securities and debt instruments. The Trust Units do not represent a traditional investment in the oil and natural gas industry and should not be viewed by investors as shares in APF Energy or other entities in which the Trust invests. The Trust Units are created pursuant to the Trust Indenture and represent a fractional interest in the Trust. Unitholders are not afforded the same rights and protections as are typically afforded to shareholders of a corporation under corporate legislation, including rights of dissent or the ability to seek relief from a court on the grounds of oppression or unfairness.

The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, commodity prices, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore APF Energy is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Income Tax Considerations and Government Regulation

There can be no assurance that income tax laws and government incentive programs relating to mutual fund trusts and the oil and natural gas industry, to the extent they impact on the status of the Trust and the resource allowance, will not be changed in a manner which will adversely affect the Unitholders.

Investment Eligibility

If APF Energy ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans ("Deferred Plans"). Where at the end of any month a Deferred Plan holds Trust Units that are not qualified investments, the Deferred Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Deferred Plan. In addition, where a trust governed by a registered retirement savings plan holds Trust Units that are not qualified investments, the trust will become taxable on its income attributable to the Trust Units while they are not qualified investments. Where a trust governed by a registered education savings plan holds Trust Units that are not qualified investments, the plan's registration may be revoked.

Return of Capital

Trust Units will have no value when reserves from APF Energy's properties can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Borrowings of APF Energy

APF Energy currently has the right, subject to certain guidelines, to borrow funds for general corporate purposes including capital expenditures and to enable it to purchase oil and gas properties, and to pay the capital costs of properties and to secure such loans in priority to the Royalty. It is contemplated that additional credit facilities for new affiliates or subsidiaries of the

Trust will be entered into from time to time. Amounts paid in respect of interest and principal on debt incurred in respect of the oil and gas properties of APF Energy and other assets or entities owned from time to time reduce distributable income of the Trust. APF Energy currently has a syndicated credit facility in the amount of $130 million, of which $103.0 million was drawn as of February 28, 2003. See "Consolidated Capitalization of the Trust". Borrowings, if any, variations in interest rates and scheduled principal repayments may affect the return on investment for Unitholders. Properties or other assets may be sold or realized on by the bankers of APF Energy, or otherwise disposed of if revenues are not sufficient to meet these obligations. In addition, the ability of APF Energy to borrow to make purchases or fund capital costs will depend on the availability of credit on terms acceptable to it.

Delay in Cash Distributions

Although distributable income of the Trust is paid monthly, such distributable income will not necessarily reflect accrued distributable income in such month, but rather an estimate of the actual amounts received or receivable for the period and the amount of the "Trust Reserve", being the reserve maintained out of distributable income to fund the Deferred Purchase Obligation or for other investment purposes. In addition to the usual delays in payment by purchasers of oil and natural gas to the operator of the properties of APF Energy and from the operator to APF Energy, payments between any such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to gathering systems, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment of reserves for such expenses. The timing and amount of required capital expenditures will directly affect cash distributions to Unitholders.

Potential Conflicts of Interest

Circumstances may arise where members of the board of directors of APF Energy serve as directors or officers of corporations which are in competition to the interests of APF Energy or the Trust. No assurances can be given that opportunities identified by such board members will be provided to APF Energy or the Trust.

The *Business Corporations Act* (Alberta) provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the Act. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the Act.

Depletion of Reserves on Properties

The Trust has certain unique attributes, which differentiate it from other traditional oil and natural gas companies. Distributable Income, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and NGLs reserves. APF Energy does not reinvest cash flow in the same manner as traditional oil and natural gas companies. Accordingly, absent capital injections, APF Energy's initial production levels and reserves will decline.

APF Energy's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on APF Energy's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, APF Energy's reserves and production will decline over time as reserves are produced.

There is strong competition relating to all aspects of the oil and natural gas industry. APF Energy actively competes for reserve acquisitions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial and other resources than APF Energy.

There can be no assurance that APF Energy will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives. The Royalty owned by the Trust will have no value when reserves from the properties of APF Energy can no longer be economically produced and, as a result, absent cash flow from other assets or entities owned by the Trust, Unitholders will have to obtain income and the return of capital invested out of cash flow derived from their investment in Trust Units during the period when reserves can be economically recovered.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, APF Energy's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that APF Energy is required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable income of the Trust will be reduced.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally and any liability will be limited to and satisfied only out of the assets of the Trust. The principal investment of the Trust is made pursuant to the royalty agreements which govern payment of the Royalty to the Trust, which contains such provisions. Notwithstanding these provisions, Unitholders may not be protected from liabilities of the Trust to the same extent that a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust are conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of APF Energy and the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, 3100, 111 – 5th Avenue S.W., Calgary, Alberta T2P 5L3.

The Registrar and Transfer Agent for the Trust Units is Computershare Trust Company of Canada at its principal offices in Montreal, Toronto, and Calgary.

LEGAL PROCEEDINGS

There are no material legal proceedings to which APF Energy or the Trust are subject or which are known by APF Energy to be contemplated.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon, on behalf of the Trust and APF Energy by Parlee McLaws LLP and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of each of Parlee McLaws LLP and Burnet Duckworth & Palmer LLP, beneficially own, directly or indirectly, less than 1% of the outstanding Trust Units.

As of the date hereof, the directors, officers and associates of each of Gilbert Laustsen Jung Associates Ltd. and Ashton Jenkins Mann, as a group do not beneficially own, directly or indirectly, any Trust Units.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

Compilation Report

To the Trustee of APF Energy Trust
and to the Directors of APF Energy Inc.

We have reviewed as to compilation only, the accompanying pro-forma consolidated statements of operations and cash distributions of APF Energy Trust for the year ended December 31, 2001 which have been prepared for inclusion in the prospectus relating to the distribution and issue of 4,800,000 Trust Units ($49,920,000) at $10.40 per Trust Unit. In our opinion, the pro-forma consolidated statements of operations and cash distributions have been properly compiled to give effect to the proposed transactions and assumptions described in notes 1 and 2 to the December 31, 2001 pro-forma consolidated financial statements.

●

Chartered Accountants

Calgary, Alberta
●, 2003

APF Energy Trust
Pro-Forma Consolidated Statement of Operations
(Unaudited)
December 31, 2001

	APF Energy Trust Year Ended December 31, 2001 $	Kinwest Year Ended December 31, 2001 $	Sellco Year Ended December 31, 2001 $	Hawk Year Ended December 31, 2001 $	Nycan Year Ended December 31, 2001 $	Alliance Energy Inc. Three Months Ended February 28, 2001 $	Saskatchewan Acquisition Four Months Ended April 30, 2001 $	Combined $	Adjustments $ (2)	Total $
Revenue										
Oil and natural gas	68,038,666	12,610,237	9,526,604	14,094,616	15,382,000	5,260,905	8,289,280	133,202,308	-	133,202,308
Royalties expense, net of ARC	(13,363,789)	(2,160,880)	(1,673,464)	(2,314,360)	(2,726,000)	(1,156,759)	(1,497,333)	(24,892,585)	-	(24,892,585)
Other operating revenue	1,885,657	-	-	2,103	-	-	152,053	2,039,813	-	2,039,813
	56,560,534	10,449,357	7,853,140	11,782,359	12,656,000	4,104,146	6,944,000	110,349,536	-	110,349,536
Expenses										
Operating	13,086,271	3,128,812	2,418,332	3,005,041	2,994,000	720,591	2,290,667	27,643,714		27,643,714
General and administrative – net	3,360,236	441,964	-	746,648	684,000	229,580	-	5,462,428	889,954(vi)	6,352,382
Management fee	1,503,291	-	-	-	-	-	-	1,503,291	1,373,061(iii)	2,876,352
Interest on bank debt	3,047,933	464,566	-	373,065	264,000	100,550	-	4,250,114	2,883,134(ii)	7,133,248
Capital and other taxes	1,172,302	-	-	-	-	-	-	1,172,302	716,192(vii)	1,888,494
Depletion and amortization	19,778,736	2,544,504	-	2,740,512	3,398,000	765,642	-	29,227,394	15,836,267(i)	45,063,661
Site restoration	1,292,645	157,738	-	-	-	-	-	1,450,383	1,150,596(v)	2,600,979
	43,241,414	6,737,584	2,418,332	6,865,266	7,340,000	1,816,363	2,290,667	70,709,626	22,849,204	93,558,830
Income before taxes	13,319,120	3,711,773	5,434,808	4,917,093	5,316,000	2,287,783	4,653,333	39,639,910	(22,849,204)	16,790,706
Provision for income taxes (recovery)									(1,970,390)(iv)	-
Current	-	880,892	-	213,045	44,000	1,204,687	-	2,342,624	(372,234)(vii)	
Future	(5,173,528)	660,651	-	1,505,813	1,510,000	-	-	(1,497,064)	(7,418,532)(ix)	(8,915,596)
	(5,173,528)	1,541,543	-	1,718,858	1,554,000	1,204,687	-	845,560	(9,761,156)	(8,915,596)
Income for the year before minority interest	18,492,648	2,170,230	5,434,808	3,198,235	3,762,000	1,083,096	4,653,333	38,794,350	(13,088,048)	25,706,302
Minority interest	348,984	-	-	-	-	-	-	348,984	318,833	667,817
Net income for the year	18,143,664	2,170,230	5,434,808	3,198,235	3,762,000	1,083,096	4,653,333	38,445,366	(13,406,881)	25,038,485
Net income per share/unit – Basic	1.44	.33								0.96
Net income per share/unit – Diluted	1.44	.31								0.96

APF Energy Trust
Pro-Forma Consolidated Statement of Cash Distributions
(Unaudited)
December 31, 2001

	APF Energy Trust Year Ended December 31, 2001 $	Kinwest Year Ended December 31, 2001 $	Sellco Year Ended December 31, 2001 $	Hawk Year Ended December 31, 2001 $	Nycan Year Ended December 31, 2001 $	Alliance Energy Inc. Three Months Ended February 28, 2001 $	Saskatchewan Acquisition Four Months Ended April 30, 2001 $	Combined $	Adjustments $ (2)	Total $
Oil and natural gas sales	68,038,666	12,610,237	9,526,604	14,094,616	15,382,000	5,260,905	8, 289,280	133,202,308	-	133,202,308
Other operating revenue	1,885,657	-	-	2,103	-	-	152,053	2,039,813	-	2,039,813
Gross overriding royalties and lessor's royalties	(6,128,274)	(1,005,609)	(845,951)	(651,226)	(1,261,000)	(534,887)	(226,063)	(10,653,010)	-	(10,653,010)
	63,796,049	11,604,628	8,680,653	13,445,493	14,121,000	4,726,018	8,215,270	124,589,111	-	124,589,111
Less										
Operating costs	13,086,271	3,128,812	2,418,332	3,005,041	2,994,000	720,591	2,290,667	27,643,714	-	27,643,714
General and administrative expense	2,893,732	441,964	-	746,648	684,000	229,580	-	4,995,924	889,954(vi)	5,885,878
Management fees	1,503,291	-	-	-	-	-	-	1,503,291	1,373,061(iii)	2,538,287
Debt services charges	3,047,933	464,566	-	373,065	264,000	100,550	-	4,250,114	2,883,134(ii)	7,133,248
Abandonment fund contribution	425,000	-	-	-	-	-	-	425,000	-	425,000
Capital and other taxes	1,172,302	-	-	-	-	-	-	1,172,302	716,192(vii)	1,888,494
Capital expenditures	16,224,837	-	-	-	-	-	-	16,224,837	-	16,224,837
Drawdown on credit facilities	(16,224,837)	-	-	-	-	-	-	(16,224,837)	-	(16,224,837)
	22,128,529	4,035,342	2,418,332	4,124,754	3,942,000	1,050,721	2,290,667	39,990,345	5,862,341	45,852,686
Income subject to the Royalty	41,667,520	7,569,286	6,262,321	9,320,739	10,179,000	3,675,297	5,924,603	84,598,766	(5,862,341)	78,736,425
99% of income subject to the Royalty	41,250,845	7,493,593	6,199,698	9,227,532	10,077,210	3,638,544	5,865,357	83,752,779	(5,803,718)	77,949,061
Crown charges net of ARC	(7,163,159)	(1,143,718)	(819,238)	(1,663,134)	(1,450,350)	(621,872)	(1,258,557)	(14,120,028)	-	(14,120,028)
General and administrative costs of the Trust	(466,504)	-	-	-	-	-	-	(466,504)	-	(466,504)
Distributable income	33,621,182	6,349,875	5,380,460	7,564,398	8,626,860	3,016,672	4,606,800	69,166,247	(5,803,718)	63,362,529
Repayment of capital (working capital reserve)	3,689,669	(6,349,875)	(5,380,460)	(7,564,398)	(8,626,860)	(3,016,672)	(4,606,800)	(31,855,396)	35,545,065(viii)	3,689,669
Cash available to be distributed	37,310,851	-	-	-	-	-	-	37,310,851	29,741,347	67,052,198
Cash distributed to date	34,973,269	-	-	-	-	-	-	34,973,269	29,741,347	64,714,616
Cash distribution payable	2,337,582	-	-	-	-	-	-	2,337,582	-	2,337,582
Actual/deemed cash distribution declared per unit	2.98	-	-	-	-	-	-	-	-	2.56

1. Basis of presentation

The pro-forma consolidated financial statements of APF Energy Trust (the "Trust"), which owns a 99% interest in certain oil and gas royalties, have been prepared by management to give effect to the purchase of Alliance Energy Inc. ("Alliance"), including the Saskatchewan Properties, the purchase of Kinwest Resources Inc. ("Kinwest") and a corporation ("Sellco") formed to acquire properties held by joint venture partners of Kinwest, Hawk Oil Inc. ("Hawk") and Nycan Energy Corp. ("Nycan"). Alliance, Kinwest, Sellco, Hawk and Nycan are involved in oil and gas exploration, development and production in Canada. The pro-forma consolidated financial statements have been prepared from information derived from the December 31, 2001 audited consolidated historical financial statements of the Trust, the February 28, 2001 unaudited financial statements of Alliance (as filed with applicable regulatory authorities), the April 30, 2001 Saskatchewan Properties' unaudited schedule of revenues and operating expenses (as set out in the prospectus of the Trust dated June 21, 2001), the Kinwest December 31, 2001 audited financial statements, the December 31, 2001 audited schedule of revenues, royalties and operating expenses of Sellco, the Hawk December 31, 2001 audited financial statements, the Nycan December 31, 2001 audited financial statements and the assumptions set out in note 2 below. The pro-forma statements also give effect to the funds raised by prospectus and private placement in 2001 and the February 1, 2002 prospectus, but do not give effect to the funds being raised by this prospectus.

The Trust, Alliance and Saskatchewan Properties' financial information is incorporated by reference from filed documents of the Trust.

The Saskatchewan Properties were acquired by Alliance on April 30, 2001 following the Trust's acquisition of Alliance on April 11, 2001. The pro-forma consolidated statements of operations and cash distributions give effect to those transactions as if they occurred January 1, 2001.

The Kinwest and Sellco shares were acquired on May 30, 2002 through a plan of arrangement with respect to Kinwest and a share purchase agreement with respect to Sellco.

The Hawk Shares were purchased by APF Energy Inc. through a take-over bid which closed on February 5, 2003.

The Nycan Shares are to be purchased by APF Energy Inc. through a take-over bid expected to close in April 2003.

The pro-forma consolidated financial statements do not give effect to any purchases of any assets which do not meet the significant test rules as defined by various securities regulations.

The pro-forma consolidated financial statements do not give effect to the completed internalization of management transaction, except that the structuring fee has been waived on the Hawk and Nycan acquisitions. The transaction resulted in the elimination of both the 3.5% management fee charged on net operating cash flow and the 1% minority interest, effective the close of business on December 31, 2002. The cost of the buyout of the management contract from APF Energy Management Inc. ("APF Management") was $9.25 million, paid as to 25% in cash and the balance from the issuance of 661,850 Trust Units. The related payments will be capitalized to the extent there was a continuing benefit to the Trust and expensed to the extent that amounts were period costs.

The pro-forma consolidated financial statements may not be indicative of the financial position or the results of operations or royalty distribution of the Trust which will be obtained upon completion of the Nycan take-over. In preparing the pro-forma financial statements no adjustments have been made to reflect any operating or administrative cost savings that may have been achieved prior to the acquisition dates that may result from the operations of the combined assets.

Accounting policies used in the preparation of the pro-forma financial statements are in accordance with those disclosed in the Trust's audited financial statements as at and for the year ended December 31, 2001. The acquisition of Hawk and Nycan have been accounted for as business combinations. In the opinion of management, the pro-forma financial statements include all adjustments necessary for fair presentation.

The pro-forma statements should be read in conjunction with the Trust's consolidated financial statements as at and for the year ended December 31, 2001, the audited financial statements of Alliance Energy Inc. as at and for the year ended November 30, 2000, the audited financial statements of Kinwest Resources Inc. as at and for the year ended December 31, 2001, the audited

schedule of revenues, royalties and operating costs of Sellco as at and for the year ended December 31, 2001, the audited financial statements of Hawk as at and for the year ended December 31, 2001 and the audited financial statements of Nycan as at and for the year ended December 31, 2001.

The Trust is an open-ended investment trust under the laws of the Province of Alberta.

The royalty interests (the "Royalty") in producing oil and natural gas properties acquired from APF Energy Inc. and APF Energy Limited Partnership (collectively "APF") will effectively transfer 99% of the economic interest in such properties to the Unitholders. The Royalty constitutes a royalty interest in the oil and natural gas properties owned by APF but does not confer ownership in the underlying resource properties. APF is permitted to borrow funds to finance the purchase of additional properties and tangibles, for capital expenditures or for other financial obligations or encumbrances in respect of the properties should the properties not generate sufficient income. The Trust is entitled to 99% of the production and incidental revenues from the properties less all costs and expenses in respect of the properties, taxes in respect of the properties, general and administrative costs of APF, management fees paid to APF Management in respect of the management of APF and the Royalty and debt service charges. The Trust is required to reimburse APF for Crown royalties and charges in respect of production allocable to the Royalty.

2. *Pro-forma adjustments and assumptions*

The pro-forma consolidated statements of operations and cash distributions have been prepared as if the proposed transactions took place on January 1, 2001.

(i) the purchase price allocated to the Alliance capital assets, the Saskatchewan Properties, the Kinwest Properties, the Sellco properties, the Hawk properties and the Nycan properties are amortized on a unit-of-production basis;

(ii) the interest for the change in long-term debt, related to the purchases after the use of cash from the issue of Trust Units, excluding the proceeds from the issue of Trust Units pursuant to this prospectus, has been recorded at 7.5% per annum with no deemed principal repayments (see note 3);

(iii) the 3.5% management fee was charged on net operating cash flow;

(iv) current taxes were adjusted to account for income taxes as if the income from the acquired properties subject to the royalty calculation was in effect January 1, 2001. The taxes on the incremental income are assumed to be passed to the Unitholders through the royalty calculation;

(v) site restoration is calculated on a unit of production basis using the same rate as for the Trust and in the case of Hawk and Nycan has been reclassified from depletion and amortization;

(vi) general and administrative expense for the Saskatchewan Properties is calculated at $0.75 per barrel produced and the administrative cost recovered by Kinwest from Sellco has been eliminated;

(vii) a 3.6% Saskatchewan surtax is applied to certain properties and capital taxes have been reclassified out of income taxes;

(viii) the Pro-Forma Consolidated Statement of Cash Distributions assumes that the working capital reserve drawdown/capital reduction will remain the same as in the Trust for the year ended December 31, 2001. The distributions to royalty unitholders on a per unit basis are based on 26,209,867 Trust Units assumed outstanding for the year;

(ix) the future tax expense has been adjusted to reflect the impact on earnings of the transactions at the maximum statutory rate.

3. Unitholders' equity

The authorized unit capital of the Trust consists of 500,000,000 Trust Units of which 7,139,357 Trust Units were outstanding at December 31, 2000, with additional Trust Units of 2,870,000 issued under the February 16, 2001 prospectus, 430,500 Trust Units under the agents' over-allotment option, 901,599 Trust Units issued as part of the purchase of Alliance Energy Inc., 2,200,000 Trust Units issued under the June 21, 2001 prospectus, 850,000 under the agents' over-allotment option, 1,080,000 in a private placement in October, 2001, 3,250,000 under the February 1, 2002 prospectus and 3,990,477 Trust Units issued as part of the settlement for Hawk Shares. At December 31, 2001, there were 15,583,880 Trust Units outstanding. There were 3,385,510 Trust Units and warrants, to acquire 1,692,755 Trust Units, issued as part of the payment for the Kinwest and Sellco shares. The Trust is also authorized to issue an unlimited number of Special Voting Units.

4. Other significant accounting policies

(a) See note 2 on the audited consolidated financial statements of APF Energy Trust for the year ended December 31, 2001, which are incorporated in this Prospectus by reference.

(b) If the acquisitions of Hawk and Nycan result in goodwill, it will represent the excess of the purchase price over the fair value of net assets received. If goodwill results, it will be assessed at least annually for impairment and any excess of the book value of goodwill over the implied fair value of goodwill will be the impaired amount.

5. Underwriting Agreement

On March 12, 2003 the Trust, APF Energy and APF Acquisition Trust entered into an underwriting agreement with respect to a new issue of Trust Units for aggregate gross proceeds of $49,920,000 before expenses and the fee to the Underwriters of $2,496,000, to fund the acquisition of the Nycan shares and for general corporate purposes of APF Energy, initially as a repayment of its indebtedness.

The Trust has granted to the underwriters an option to purchase an additional 1,000,000 Trust Units at $10.40 per Trust Unit exercisable until 48 hours prior to the date of closing. No adjustment was made with respect to the underwriting agreement.

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2002

Compilation Report

To the Trustee of APF Energy Trust
and to the Directors of APF Energy Inc.

We have reviewed as to compilation only, the accompanying pro-forma consolidated balance sheet as at September 30, 2002 and statements of operations and cash distributions of APF Energy Trust for the nine months then ended which have been prepared for inclusion in the prospectus relating to the distribution and issue of 4,800,000 Trust Units ($49,920,000) at $10.40 per Trust Unit. In our opinion, the pro-forma consolidated balance sheet and statements of operations and cash distributions have been properly compiled to give effect to the proposed transactions and assumptions described in notes 1 and 2 to the September 30, 2002 pro-forma consolidated financial statements.

●
Chartered Accountants

Calgary, Alberta
●, 2003

APF Energy Trust
Pro-Forma Consolidated Balance Sheet
(Unaudited)
September 30, 2002

	APF Energy Trust September 30, 2002 $	Hawk Oil Inc. September 30, 2002 $	Nycan Energy Corp. September 30, 2002 $	Combined $	Adjustments (Note 2(a)) $	Total $
ASSETS						
Current assets						
Cash	2,033,218	(458,358)	-	1,574,860	-	1,574,860
Accounts receivable	17,477,482	2,658,564	1,840,000	21,976,046	-	21,976,046
Other current assets	2,678,131	155,443	22,000	2,855,574	-	2,855,574
	22,188,831	2,355,649	1,862,000	26,406,480	-	26,406,480
Site restoration fund	337,588	-	-	337,588	-	337,588
Goodwill	-	-	-	-	16,964,665	16,964,665
Property, plant and equipment	252,434,867	28,089,333	31,514,000	312,038,200	56,047,667	368,085,867
	274,961,286	30,444,982	33,376,000	338,782,268	73,012,332	411,794,600
LIABILITIES						
Current liabilities						
Accounts payable and accrued liabilities	15,491,207	3,656,174	2,793,000	21,940,381	3,516,263	25,456,644
Due to APF Energy Management Inc.	414,300	-	-	414,300	-	414,300
Cash distribution payable	3,340,310	-	-	3,340,310	-	3,340,310
Bank indebtedness	61,000,000	7,100,000	5,763,000	73,863,000	38,441,797	112,304,797
	80,245,817	10,756,174	8,556,000	99,557,991	41,958,060	141,516,051
Future income taxes	47,195,212	6,955,624	6,386,000	60,536,836	23,793,798	84,330,634
Site restoration liability	5,724,789	214,650	503,000	6,442,439	-	6,442,439
	133,165,818	17,926,448	15,445,000	166,537,266	65,751,858	232,289,124
UNITHOLDERS' EQUITY						
Share capital	-	5,049,508	8,161,000	13,210,508	(13,210,508)	-
Unitholders' investment account	205,668,695	-	-	205,668,695	37,710,008	243,378,703
Accumulated earnings	36,531,162	7,469,026	9,770,000	53,770,188	(17,239,026)	36,531,162
Accumulated cash distributions	(100,404,389)	-	-	(100,404,389)	-	(100,404,389)
	141,795,468	12,518,534	17,931,000	172,245,002	7,260,474	179,505,476
	274,961,286	30,444,982	33,376,000	338,782,268	73,012,332	411,794,600

APF Energy Trust
Pro-Forma Consolidated Statement of Operations
(Unaudited)
September 30, 2002

	APF Energy Trust Nine Months Ended September 30, 2002 $	Kinwest Resources Inc. Five Months Ended May 30, 2002 $	Sellco Five Months Ended May 30, 2002	Hawk Oil Inc. Nine Months Ended September 30, 2002 $	Nycan Energy Corp. Nine Months Ended September 30, 2002	Combined $	Adjustments (Note 2(b)) $	Total $
Revenue								
Oil and natural gas	63,425,660	5,405,283	4,181,602	12,375,688	8,009,000	93,397,233		93,397,233
Royalties	(13,269,801)	(767,278)	(615,417)	(1,770,340)	(1,404,000)	(17,826,836)		(17,826,836)
Other operating revenue	1,215,015	-	-	-	-	1,215,015		1,215,015
	51,370,874	4,638,005	3,566,185	10,605,348	6,605,000	76,785,412	-	76,785,412
Expenses								
Operating	13,777,525	1,101,075	857,882	3,034,550	2,056,000	20,827,032		20,827,032
Compensation costs arising from sale		2,484,550				2,484,550	(2,484,550) (vi)	-
General and administrative- net	3,087,440	267,332		573,917	805,000	4,733,689	100,649 (vii)	4,834,338
Management fee	1,321,631					1,321,631	642,776 (iii)	1,964,407
Interest on bank debt	1,979,930	152,525		225,893	213,000	2,571,348	1,441,567 (ii)	4,012,915
Capital and other taxes	1,467,798	-				1,467,798	319,071 (viii)	1,786,869
Depletion and amortization	22,974,265	1,020,087		2,939,818	2,595,000	29,529,170	6,412,932 (i)(v)	35,942,102
Site restoration	1,510,949	67,060				1,578,009	372,663 (v)	1,950,672
	46,119,538	5,092,629	857,882	6,774,178	5,669,000	64,513,227	6,805,108	71,318,335
Operating Income	5,251,336	(454,624)	2,708,303	3,831,170	936,000	12,272,185	(6,805,108)	5,467,077
Provision for income taxes (recovery)								
Current	-	(9,142)	-	269,922	35,000	295,780	23,291(iv) (319,071) (viii)	-
Future	(7,331,282)	(13,232)	-	1,110,411	323,000	(5,911,103)	(1,745,240)(iv)	(7,656,343)
Income before minority interest	12,582,618	(432,250)	2,708,303	2,450,837	578,000	17,887,508	(4,764,088)	13,123,420
Minority interest	275,573					275,573	155,356	430,929
Net income for the period	12,307,045	(432,250)	2,708,303	2,450,837	578,000	17,611,935	(4,919,444)	12,692,491
Net income per unit - basic and diluted	0.62							0.48

APF Energy Trust
Pro-Forma Consolidated Statement of Cash Distributions
(Unaudited)
September 30, 2002

	APF Energy Trust Nine Months Ended September 30, 2002 $	Kinwest Resources Inc. Five Months Ended May 30, 2002 $	Sellco Five Months Ended May 30, 2002 $	Hawk Oil Inc. Nine Months Ended September 30, 2002 $	Nycan Energy Corp. Nine Months Ended September 30, 2002 $	Combined $	Adjustments (Note 2(b)) $	Total $
Revenue								
Oil and natural gas	63,425,660	5,405,283	4,181,602	12,375,688	8,009,000	93,397,233	-	93,397,233
Other operating revenue	1,215,015	-	-	-	-	1,215,015	-	1,215,015
Gross overriding and lessor's royalties	(5,226,718)	(346,079)	(286,412)	(432,126)	(558,000)	(6,849,335)	-	(6,849,335)
	59,413,957	5,059,204	3,895,190	11,943,562	7,451,000	87,762,913	-	87,762,913
Expenses								
Operating costs	13,777,525	1,101,075	857,882	3,034,550	2,056,000	20,827,032	-	20,827,032
Compensation costs arising from sale		2,484,550	-		-	2,484,550	(2,484,550) (vi)	-
General and administrative expense	2,949,347	267,332	-	573,917	805,000	4,595,596	100,649 (vii)	4,696,245
Management fees	1,321,631	-	-		-	1,321,631	642,776 (iii)	1,964,407
Debt service charges	1,979,930	152,525	-	225,893	213,000	2,571,348	1,441,567 (ii)	4,012,915
Capital expenditures	13,395,549	-	-		-	13,395,549	-	13,395,549
Drawdown on credit facilities	(13,395,549)	-	-		-	(13,395,549)	-	(13,395,549)
Abandonment fund contribution	405,000	-	-		-	405,000	-	405,000
Capital and other taxes	1,467,798	-	-		-	1,467,798	319,071 (viii)	1,786,869
	21,901,231	4,005,482	857,882	3,834,360	3,074,000	33,672,955	19,513	33,692,468
Income subject to the Royalty	37,512,726	1,053,722	3,037,308	8,109,202	4,377,000	54,089,958	(19,513)	54,070,445
99% of income subject to the Royalty	37,137,599	1,043,185	3,006,935	8,028,110	4,333,230	53,549,059	(19,318)	53,529,741
Crown charges – net	(7,962,652)	(416,987)	(325,715)	(1,324,832)	(837,540)	(10,867,726)	-	(10,867,726)
General and administrative costs of the Trust	(138,093)	-	-		-	(138,093)	-	(138,093)
Distributable income	29,036,854	626,198	2,681,220	6,703,278	3,495,690	42,543,240	(19,318)	42,523,922
Repayment of capital/ (working capital reserve)	(1,516,163)	(626,198)	(2,681,220)	(6,703,278)	(3,495,690)	(15,022,549)	7,881,947 (ix)	(7,140,602)
Cash available to be distributed	27,520,691	-	-		-	27,520,691	7,862,629	35,383,320
Cash distributed to date	24,180,381	-	-		-	24,180,381	7,862,629	32,043,010
Cash distribution payable	3,340,310	-	-		-	3,340,310	-	3,340,310
Actual/deemed cash distribution declared per unit	1.35							1.35

1. Basis of Presentation

The pro-forma consolidated financial statements of APF Energy Trust (the "Trust"), which owns a 99% interest in certain oil and gas royalties, have been prepared by management to give effect to the purchase of Kinwest Resources Inc. ("Kinwest"), a corporation ("Sellco") formed to acquire properties held by joint venture partners of Kinwest, Hawk Oil Inc. ("Hawk") and Nycan Energy Corp. ("Nycan"). Kinwest, Sellco, Hawk and Nycan are involved in oil and gas exploration, development and production in western Canada. The pro-forma consolidated financial statements have been prepared from information derived from the September 30, 2002 unaudited consolidated historical financial statements of the Trust, the May 30, 2002 unaudited statement of operations of Kinwest, the five month May 30, 2002 unaudited statement of revenue, royalties and operating expenses of Sellco, the nine month unaudited financial statements of Hawk, the nine month unaudited financial statements of Nycan and the assumptions set out in note 2 below.

The Kinwest and Sellco shares were purchased by the Trust through a plan of arrangement with respect to Kinwest and a share purchase agreement with respect to Sellco, each of which closed on May 30, 2002. The Hawk shares were purchased by the Trust through a take-over bid, which closed February 5, 2003. The Nycan shares will be purchased by the Trust through a take-over bid, expected to close in April 2003. The pro-forma consolidated statement of operations gives effect to those transactions as if they occurred January 1, 2002. The pro-forma consolidated balance sheet gives effect to those transactions as at September 30, 2002.

The pro-forma consolidated financial statements do not give effect to any purchase of any assets that do not meet the significant test rules as defined by various securities regulators.

The pro-forma consolidated financial statements do not give effect to the recently completed internalization of management transaction, except that the structuring fee has been waived on the Hawk and Nycan acquisitions. The transaction resulted in the elimination of both the 3.5% management fee charged on net operating cash flow and the 1% minority interest, effective the close of business December 31, 2002. The cost of the buyout of the management contract from APF Energy Management Inc. ("APF Management") was $9.25 million, paid as to 25% in cash and the balance from the issuance of 661,850 Trust Units. The related payments will be capitalized to the extent there was a continuing benefit to the Trust and expensed to the extent that amounts were period costs.

The pro-forma consolidated financial statements do not give effect to the current offering of Trust Units pursuant to this prospectus.

The pro-forma consolidated financial statements may not be indicative of the financial position or the results of operations or royalty distribution of the Trust which will be obtained upon completion of the Acquisition. In preparing the pro-forma consolidated financial statements, no adjustments have been made to reflect any operating or administrative cost savings that may have been achieved prior to the acquisition dates that may result from the operations of the consolidated assets.

Accounting policies used in the preparation of the pro-forma financial statements are in accordance with those disclosed in the Trust's audited financial statements as at and for the year ended December 31, 2001. The acquisition of Hawk and Nycan have been accounted for as business acquisitions. In the opinion of management, the pro-forma financial statements include all adjustments necessary for fair presentation.

The pro-forma statements should be read in conjunction with the Trust's consolidated financial statements as at and for the year ended December 31, 2001, the audited financial statements of Kinwest as at and for the year ended December 31, 2001, the audited schedule of revenues, royalties and operating costs of Sellco as at and for the year ended December 31, 2001, the audited financial statements of Hawk as at and for the year ended December 31, 2001 and the audited financial statements of Nycan as at and for the year ended December 31, 2001.

The Trust is an open-ended investment trust under the laws of the Province of Alberta.

The royalty interests (the "Royalty") in producing oil and natural gas properties acquired from APF Energy Inc. and APF Energy Limited Partnership (collectively "APF") effectively transfer 99% of the economic interest in such properties to the Unitholders. The Royalty constitutes a royalty interest in the oil and natural gas properties owned by APF but does not confer ownership in the underlying resource properties. APF is permitted to borrow funds to finance the purchase of additional properties and tangibles, for capital expenditures or for other financial obligations or encumbrances in respect of the properties should the properties not generate sufficient income to repay debt. The Trust is entitled to 99% of the production and incidental revenues from the properties less all costs and expenses in respect of the properties, taxes in respect of the properties, general and administrative costs of APF, management fees paid to APF Management in respect of the management of APF and the Royalty and debt service charges (including principal repayments). The Trust is required to reimburse APF for Crown royalties and charges in respect of production allocable to the Royalty.

2. Pro-forma adjustments and assumptions

(a) The pro-forma consolidated balance sheet of the Trust as at September 30, 2002 has been prepared as if the following transactions had been completed as of the balance sheet date:

(i) HAWK ACQUISITION

the purchase by the Trust of 100% of the shares of Hawk for $40,566,320 before adjustments and other costs, paid as to $2,856,312 cash and 3,990,477 Trust Units at $9.45 is accounted for as a business combination and allocated as follows:

Property plant and equipment	$58,531,000
Goodwill	12,260,035
Current assets	2,355,649
Current liabilities	(3,656,174)
Bank debt	(7,100,000)
Future site restoration	(214,650)
Future income taxes	(19,629,540)
Net	42,546,320
Paid by:	
Bank indebtedness	2,856,312
Trust Units	37,710,008
Transaction costs including severance	1,980,000
	$42,546,320

(ii) NYCAN ACQUISITION

the purchase by the Trust of 100% of the shares of Nycan for $36,863,315 before adjustments and other costs, paid 100% in cash is accounted for as a business combination and is allocated as follows:

Property plant and equipment	$57,120,000
Goodwill	4,704,630
Current assets	1,862,000
Current liabilities	(2,793,000)
Bank debt	(5,763,000)
Future site restoration	(503,000)
Future income taxes	(17,505,882)
Net	37,121,748
Paid by:	
Bank indebtedness (net of option proceeds)	35,585,485
Transaction costs including severance	1,536,263
	$37,121,748

(b) The pro-forma consolidated statements of operations and cash distributions have been prepared as if the proposed transactions took place on January 1, 2002.

(i) the purchase price allocated to the Kinwest capital assets, the Sellco properties, the Hawk capital assets and the Nycan capital assets are amortized on a unit of production basis;

(ii) the interest for the change of bank debt related to the purchases after the use of cash from the issue of Trust Units, excluding the proceeds from the issue of Trust Units pursuant to this Prospectus, has been recorded at 5% per annum with no deemed principal repayments (see note 3);

(iii) the 3.5% management fee was charged on net operating cash flow;

(iv) current taxes were adjusted to account for income taxes as if the income from the acquired properties subject to the royalty calculation was in effect January 1, 2002. The taxes on the incremental income are assumed to be passed to the Unitholders through the royalty calculation. The future income tax expense has been adjusted to reflect the impact on earnings of the transactions at the maximum statutory rate;

(v) site restoration is calculated on a unit of production basis using the same rate as for the Trust and in the case of Hawk and Nycan has been reclassed from depletion and amortization.

(vi) compensation costs in Kinwest arising from the sale of the company have been eliminated;

(vii) general and administrative expense for Sellco is calculated at $0.75 per barrel produced and the administrative cost recovered by Kinwest from Sellco has been eliminated;

(viii) a 3.6% Saskatchewan surtax is applied to certain properties and capital taxes have been reclassified out of income taxes;

(ix) the pro-forma consolidated statement of cash distributions assumes that the working capital reserve drawdown/reduction will be adjusted so that the distributions to Unitholders are not increased on a per unit basis. The distributions to royalty unitholders on a per unit basis are based on 26,209,867 Trust Units assumed outstanding for the period.

3. Unitholders' equity

The authorized unit capital of the Trust consists of 500,000,000 Trust Units of which 15,583,880 Trust Units were outstanding at December 31, 2001, with additional Trust Units of 3,250,000 issued under the February 1, 2002 prospectus, 3,385,510 Trust Units and warrants to acquire 1,692,755 Trust Units issued as part of the settlement for the Kinwest and Sellco shares and 3,990,477 Trust Units issued as part of the settlement for the Hawk shares. The Trust is also authorized to issue an unlimited number of Special Voting Units.

4. Other significant accounting policies

(a) See note 2 to the audited consolidated financial statements of APF Energy Trust for the year ended December 31, 2001, which are incorporated in this Prospectus by reference.

(b) If the acquisitions of Hawk and Nycan result in goodwill, it will represent the excess of the purchase price over the fair value of net assets received. If goodwill results, it will be assessed at least annually for impairment and any excess of the book value of goodwill over the implied fair value of goodwill will be the impaired amount.

5. Underwriting Agreement

On March 12, 2003 the Trust, APF Energy and APF Acquisition Trust entered into an underwriting agreement with respect to a new issue of Trust Units for aggregate gross proceeds of $49,920,000 before expenses and the fee to the Underwriters of $2,496,000, to fund the acquisition of the Nycan shares and for general corporate purposes of APF Energy, initially as a repayment of its indebtedness.

The Trust has granted to the underwriters an option to purchase an additional 1,000,000 Trust Units at $10.40 per Trust Unit exercisable until 48 hours prior to the date of closing. No adjustment was made with respect to the underwriting agreement.

INTERIM FINANCIAL STATEMENTS OF KINWEST RESOURCES INC.

Kinwest Resources Inc.
Statement of Operations
(Unaudited)
For the five month period ended May 30, 2002

	$
Revenue	
Oil and natural gas	5,405,283
Royalties	(767,278)
	4,638,005
Expenses	
Operating	1,101,075
Compensation costs arising from sale	2,484,550
General and administrative – net	267,332
Interest on long-term debt	152,525
Depletion and amortization	1,020,087
Site restoration	67,060
	5,092,629
Earnings before income tax	(454,624)
Provision for income taxes (recovery)	
Current	(9,142)
Future	(13,232)
	(22,374)
Net loss for the period	(432,250)

INTERIM FINANCIAL STATEMENTS OF SELLCO

Sellco
Statement of Revenues, Royalties and Operating Expenses
(Unaudited)
For the five month period ended May 30, 2002

	$
Revenue	
Oil and natural gas	4,181,602
Royalties	(615,417)
	3,566,185
Expenses	
Operating	857,882
Operating income	2,708,303

AUDITED OPERATING STATEMENTS FOR SELLCO PROPERTIES

Auditors' Report

To the Directors
Sellco Properties

At the request of Kinwest Resources Inc., we have audited the schedule of revenues, royalties and operating expenses for the year ended December 31, 2001 for the Sellco Properties that are to be purchased by APF Energy Trust under an agreement dated April 16, 2002. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the schedule of revenues, royalties and operating expenses presents fairly, in all material respects, the revenues, royalties and operating expenses for Sellco Properties for the year ended December 31, 2001 in accordance with the basis of accounting disclosed in Note 1.

(Signed) *Meyers Norris Penny LLP*
Chartered Accountants

Calgary, Alberta
April 24, 2002

Sellco Properties

Schedule of Revenues, Royalties and Operating Expenses

For the year ended December 31, 2001

Oil and gas sales	$ 9,526,604
Royalties	(1,673,464)
	7,853,140
Operating expenses	2,418,332
Excess of revenues over royalties and operating expenses	$ 5,434,808

The accompanying notes are an integral part of these financial statements.

1. Basis of presentation

The Schedule of Revenues, Royalties and Operating Expenses includes the operating results relating to the Sellco Properties that are to be acquired by APF Energy Trust under an agreement dated April 16, 2002.

The Schedule of Revenues, Royalties and Operating Expenses does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes.

2. Significant accounting policies

Revenue recognition

Revenue from the sale of product is recognized upon delivery to the purchasers and recorded net of transportation costs.

Royalties

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements.

Operating costs

Operating costs include amounts incurred on extraction of product to the surface, gathering, field processing, treating and field storage.

Joint venture operations

Substantially all of the properties are operated through joint ventures, therefore, the Schedule only reflects Sellco's proportionate interest.

FINANCIAL STATEMENTS OF KINWEST

Auditors' Report

To the Directors
Kinwest Resources Inc.

We have audited the balance sheets of Kinwest Resources Inc. as at December 31, 2001, 2000 and 1999 and the statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001, 2000 and 1999 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) *Meyers Norris Penny LLP*
Chartered Accountants

Calgary, Alberta
March 27, 2002

Kinwest Resources Inc. 57
Balance Sheets
As at December 31

	2001 $	2000 $	1999 $
Assets			
Current			
Accounts receivable	**1,992,731**	3,387,429	1,540,234
Prepaids	**86,348**	49,153	1,252
	2,079,079	3,436,582	1,541,486
Petroleum and natural gas properties and equipment *(Note 3)*	**25,470,727**	21,861,703	11,119,166
	27,549,806	25,298,285	12,660,652
Liabilities			
Current			
Bank indebtedness	**225,987**	318,747	51,745
Accounts payable	**2,718,570**	5,748,251	2,367,481
Income taxes	**166,757**	678,664	21,691
	3,111,314	6,745,662	2,440,917
Long-term debt *(Note 4)*	**7,700,000**	4,910,000	150,000
Future income taxes *(Note 5)*	**3,650,153**	2,989,502	1,143,738
Future site restoration	**606,042**	448,304	269,239
	15,067,509	15,093,468	4,003,894
Shareholders' Equity			
Share capital *(Note 6)*	**7,547,906**	7,440,656	8,163,035
Retained earnings	**4,934,391**	2,764,161	493,723
	12,482,297	10,204,817	8,656,758
	27,549,806	25,298,285	12,660,652

The accompanying notes are an integral part of these financial statements.

Kinwest Resources Inc.

Statements of Earnings and Retained Earnings

For the years ended December 31

	2001 $	2000 $	1999 $
Revenue			
Petroleum and natural gas sales	**12,384,110**	12,143,303	4,943,641
Hedging *(Note 10)*	**226,127**	(478,363)	(159,630)
Royalties	**(2,160,880)**	(2,077,682)	(726,133)
	10,449,357	9,587,258	4,057,878
Operating expenses	**3,128,812**	2,583,743	1,550,025
	7,320,545	7,003,515	2,507,853
Expenses			
Depletion and amortization	**2,544,504**	2,134,382	1,184,396
Future site restoration	**157,738**	179,065	131,366
General and administrative	**1,167,751**	918,538	651,381
Recoveries of administrative costs	**(725,787)**	(844,158)	(329,465)
Interest	**464,566**	521,073	152,246
	3,608,772	2,908,900	1,789,924
Earnings before income taxes	**3,711,773**	4,094,615	717,929
Income taxes *(Note 5)*			
Current	**880,892**	701,793	40,543
Future	**660,651**	1,122,384	163,328
	1,541,543	1,824,177	203,871
Net earnings	**2,170,230**	2,270,438	514,058
Retained earnings, beginning of year	**2,764,161**	493,723	(20,335)
Retained earnings, end of year	**4,934,391**	2,764,161	493,723
Earnings per share *(Note 7)*:			
Basic	**$0.33**	$0.34	$0.09
Diluted	**$0.31**	$0.33	$0.09

The accompanying notes are an integral part of these financial statements.

Kinwest Resources Inc.

Statements of Cash Flows

For the years ended December 31

	2001 $	2000 $	1999 $
Cash provided by (used for) the following activities			
Operating Activities			
Net earnings	**2,170,230**	2,270,438	514,058
Add items not involving a current cash outlay			
Depletion and amortization	**2,544,504**	2,134,382	1,184,396
Future income taxes	**660,651**	1,122,384	163,328
Future site restoration	**157,738**	179,065	131,366
Cash flow from operations	**5,533,123**	5,706,269	1,993,148
Changes in working capital balances related to operating activities			
Accounts receivable	**1,394,698**	(1,847,195)	(532,651)
Prepaids	**(37,194)**	(47,901)	1,982
Accounts payable	**(3,029,681)**	3,380,770	218,313
Income taxes	**(511,907)**	656,973	21,691
	3,349,039	7,848,916	1,702,483
Financing Activities			
Proceeds from long-term debt	**2,790,000**	4,760,000	(600,000)
Issuance of shares	**107,250**	1,000	1,686,300
Share issuance costs	**-**	-	(104,620)
	2,897,250	4,761,000	981,680
Investing Activities			
Acquisition of petroleum and natural gas properties and equipment	**(6,157,379)**	(13,386,036)	(2,571,204)
Proceeds from sale of petroleum and natural gas properties and equipment	**3,850**	509,118	-
	(6,153,529)	(12,876,918)	(2,571,204)
Increase (decrease) in cash during the year	**92,760**	(267,002)	112,959
Bank indebtedness, beginning of year	**(318,747)**	(51,745)	(164,704)
Bank indebtedness, end of year	**(225,987)**	(318,747)	(51,745)
Cash flow from operations per share *(Note 7)*:			
Basic	**$0.83**	$0.87	$0.35
Diluted	**$0.78**	$0.84	$0.34

The accompanying notes are an integral part of these financial statements.

1. Nature of business

Kinwest Resources Inc. (the "Company") is engaged in the exploration for and development of petroleum and natural gas reserves in Western Canada.

2. Significant accounting policies

These financial statements have been prepared by the Company's management in accordance with Canadian generally accepted accounting principles. In management's opinion, the financial statements have been properly prepared using careful judgment within reasonable limits of materiality and within the framework of the accounting policies summarized below:

Petroleum and natural gas properties and equipment

The Company follows the full cost method of accounting for petroleum and natural gas properties and equipment, whereby all costs associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves whether productive or unproductive, are capitalized in cost centers. Costs capitalized include land acquisition costs, geological and geophysical expenditures, rentals on undeveloped properties and drilling and overhead expenses related to exploration and development activities. Proceeds from disposition of property sales are credited to the net book value of the property and equipment. Gains and losses are not recognized upon disposition of petroleum and natural gas properties and equipment unless the disposition would significantly alter the rate of depletion.

Costs capitalized are depleted and amortized using the unit-of-production method based on net proved oil and gas reserves as determined by independent and Company engineers. For purposes of the depletion calculation, proved oil and gas reserves are converted to a common unit of measure on the basis of their approximate relative energy content. The carrying value of undeveloped properties is excluded from the depletion calculation.

In applying the full cost method, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion, future income taxes and the site restoration provision from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, based on current prices and costs, and after deducting estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

Non-petroleum and natural gas capital assets are amortized at the following rates:

	Method	*Rate*
Office equipment	Declining balance	20%
Computer equipment	Declining balance	30%
Computer software	Declining balance	100%

Additionally, leasehold improvements are amortized on a straight-line basis over the remaining term of the lease. Amortization is recorded at one half of the annual rate in the year of acquisition of an asset.

Future site restoration costs

The Company provides for site restoration and abandonment costs over the life of the proved reserves on a unit-of-production basis. Costs are estimated each year by management based on current regulations, costs, and technology and industry standards. The annual charge to income is recorded as a provision for future site restoration costs and the accumulated liability is classified as long-term liability. Actual costs, as incurred, are charged to the accumulated liability.

2. Significant accounting policies (continued)

Future income taxes

The Company follows the asset and liability method to account for income taxes. The asset and liability method requires that income taxes reflect the future tax consequences of temporary differences between the carrying amounts of assets or liabilities and their tax basis. Future income tax assets and liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect when the underlying items of income and expenses are expected to be realized.

Flow through shares

Income tax legislation permits the flow through to shareholders of income tax deductions relating to certain qualified resource expenditures. The income tax benefits renounced are reflected as a future income tax liability and deducted from the proceeds of share capital, on the basis of the actual amount incurred at year-end.

Hedging

The Company uses certain instruments to manage its exposure to commodity price fluctuations. The net amounts paid or received on contracts designated as hedges are recognized in income during the same period as the related transactions.

Joint ventures

Substantially all of the Company's acquisition, exploration and development and production activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

Per share amounts

The Company has retroactively adopted the new Canadian Institute of Chartered Accountants recommendations for per share calculations. The new standard utilizes the treasury stock method in the determination of diluted per share amounts. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of outstanding "in the money" warrants are used to purchase common shares of the Company at their average market price for the period. The new method was applied retroactively. Previously, the Company utilized the imputed earnings method to calculate diluted per share amounts.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The amounts recorded for depletion and depreciation of capital assets and the provision for future abandonment and site restoration costs are based on estimates. The ceiling test is based on such factors as estimated proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

3. Petroleum and natural gas properties and equipment

	2001 Cost $	*2001 Net Book Value* $	*2000 Cost* $	*2000 Net Book Value* $	*1999 Cost* $	*1999 Net Book Value* $
Petroleum and natural gas properties and equipment	**33,959,307**	**25,404,989**	27,848,673	21,808,130	15,021,585	11,089,129
Office equipment	**45,099**	**23,747**	39,397	22,514	31,177	17,954
Computer equipment	**65,895**	**29,732**	48,507	21,360	26,293	3,540
Computer software	**65,008**	**4,478**	56,051	9,699	36,653	8,543
Leasehold improvements	**10,846**	**7,781**	-	-	-	-
	34,146,155	**25,470,727**	27,992,628	21,861,703	15,115,708	11,119,166

The ceiling test was calculated using the December 31, 2001 price of CAD $22.40 (2000 - $37.59; 1999 - $37.74) per barrel of oil and CAD $3.52 (2000 - $6.57; 1999 - $2.80) per MCF of gas. Based on these parameters, no write down of properties was required.

The Company has approximately $948,000 (2000 - $829,000; 1999 - $316,000) of undeveloped land which is not subject to depletion.

4. Long-term debt

The Company has available an oil and gas loan credit facility of $11,845,000 which may be drawn upon at the Company's discretion. The principal portion available decreases by $315,000 per month and is payable as to interest only at bank prime plus 3/4%.

Security for the indebtedness is provided by a fixed and floating charge debenture of $15,000,000 and a fixed charge on specified properties.

Interest expense on long-term debt amounted to $464,557 (2000 - $346,978; 1999 - $135,680).

5. Income taxes

The income tax provision differs from the amount that would be expected by applying the current tax rate for the following reasons:

	2001 $	*2000* $	*1999* $
Income before income taxes	**3,711,773**	4,094,615	717,929
Expected taxes at 43.12% (2000 and 1999 – 44.62%)	**1,600,516**	1,827,018	320,340
Tax effect of expenses not deductible for tax purposes:			
Non-deductible crown charges	**509,718**	538,180	168,925
Non-deductible depletion	**11,960**	9,137	14,301
Resource allowance	**(876,343)**	(780,625)	(231,223)
Small business deduction	-	(50,649)	(49,823)
Share issuance costs	**(22,950)**	(23,748)	(23,748)
Rate differences	**14,628**	7,220	-
ARC	**(22,963)**	(15,679)	-
Capital taxes	**329,234**	279,127	-
Other	**(2,257)**	34,196	5,099
	1,541,543	1,824,177	203,871

5. Income taxes (continued)

Future income taxes consist of the following temporary differences:

	2001 $	*2000* $	*1999* $
Petroleum and natural gas properties and equipment	**4,027,318**	3,280,966	1,452,850
Future site restoration	**(261,325)**	(200,033)	(120,134)
Recognition of loss carry forwards	-	-	(121,154)
Share issuance costs	**(19,645)**	(44,076)	(67,824)
Resource allowance	**(96,195)**	(47,355)	-
	3,650,153	2,989,502	1,143,738

The Company has available tax pools of approximately $15,940,000 (2000 - $14,230,000; 1999 - $7,461,000) available for deduction against future income taxes indefinitely, the benefit of which has been recognized in these statements. The Company elected to pay income tax on the portion of income eligible for the small business deduction for the year ended December 31, 1999.

6. Share capital

Authorized
Unlimited number of common shares,
Unlimited number of first, second, third and fourth preferred shares, issuable in series, at which time the rights and privileges will be determined.

Issued Common shares	*Number*	*Amount* $
Balance, December 31, 1998	5,568,243	6,733,229
Issued for cash		
Flow-through shares	963,600	1,686,300
Future income taxes on renounced resource expenditures	-	(198,556)
	6,531,843	8,220,973
Share Issuance costs (net of future income taxes of $46,681)	-	(57,938)
Balance, December 31, 1999	6,531,843	8,163,035
Issued for cash		
Private Placement	100,000	1,000
Future income taxes on renounced resource expenditures	-	(723,379)
Balance, December 31, 2000	6,631,843	7,440,656
Flow-through shares issued for cash	39,000	107,250
Balance, December 31, 2001	6,670,843	7,547,906

In December 2001, a private placement of 39,000 flow-through shares was completed at a price of $2.75 per share for proceeds of $107,250. The related renunciation was made effective December 31, 2001. Approximately $6,000 of qualifying expenditures had been incurred at that time, with the remainder to be incurred prior to December 31, 2002.

During 1999, the Company issued 963,600 flow-through shares for gross proceeds of $1,686,300. At December 31, 1999, the Company had renounced the entire amount and the required expenditures were made prior to December 31, 2000.

6. **Share capital (continued)**

Reserved for issue

The Company has reserved 1,000,000 (2000 – 950,000; 1999 - 795,000) common shares for issue to directors, employees and service providers with respect to the following outstanding warrants:

Price per Share		*Number of warrants*	
$	***2001***	*2000*	*1999*
1.25	**300,000**	300,000	300,000
1.50	**405,000**	405,000	405,000
1.75	**90,000**	90,000	90,000
2.00	**155,000**	155,000	-
2.75	**50,000**	-	-

The 50,000 warrants at a price per share of $2.75 expire on the earlier of December 31, 2004 or two years after the Company is listed on a public stock exchange with the remainder expiring on the earlier of December 31, 2003 or two years after the Company is listed.

7. **Per share amounts**

The Canadian Institute of Chartered Accountants has approved a new standard for the presentation and disclosure of earnings per share which was retroactively adopted by the Company effective January 1, 2001. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of warrants.

The weighted average number of common shares outstanding during fiscal 2001 was 6,633,018 (2000 – 6,565,542; 1999 – 5,641,843) shares.

The number of shares added to the weighted average number of common shares outstanding for the dilutive effect of warrants using an estimated average share price of $3.00 (2000 - $2.00; 1999 - $1.75) was 470,833 (2000 – 225,000; 1999 – 143,571).

The following table illustrates the diluted earnings per share and diluted cash flow from operations per share under the treasury stock method and imputed earnings method:

	2001	*2000*	*1999*
Diluted earnings per share: treasury stock method	**$0.31**	$0.33	$0.09
Diluted earnings per share: imputed earnings method	**$0.31**	$0.32	$0.08
Diluted cash flow from operations per share: treasury stock method	**$0.78**	$0.84	$0.34
Diluted cash flow from operations per share: imputed earnings method	**$0.75**	$0.77	$0.29

8. **Related party transactions**

The Company has entered into joint acquisition agreements with two companies controlled by directors and one by the spouse of a director. The agreements allow for recovery by the Company of a 5% share of the initial capital requirements of any property acquired jointly and 5% of the estimated annual operating income paid monthly, prorated by their respective participation. The agreements have generated $302,468 (2000 - $489,804; 1999 - $101,322) in cost recoveries. Accounts receivable includes $nil (2000 - $637,181; 1999 - $359,572) and accounts payable includes $637,355 (2000 - $845,766; 1999 - $65,017) related to these companies. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. **Commitments and contingency**

The Company has entered into a lease for office space. The Company has the following minimum annual lease payments:

2002	$37,000
2003	$9,300

The Company has been named as co-defendant in a legal action concerning participation in a producing property. Management believes that the claim is without merit and has made no provision for settlement.

10. Financial instruments

The Company's financial instruments consist of accounts receivable, bank indebtedness, accounts payable and long-term debt. At December 31, 2001, 2000 and 1999, there are no significant differences between carrying value and fair values due to the short terms to maturity or settlement.

A substantial portion of the Company's accounts receivable are concentrated with few purchasers of commodities and joint venture partners in the oil and gas industry and are subject to normal industry credit risk. Management considers these concentrations of credit risk to be minimal, as the purchasers are considered to be major industry participants.

Hedging contracts

The following hedge commitments are outstanding at December 31, 2001:

(a) oil price collar for 165 barrels per day for the period June 2001 to May 2002 with a floor of WTI $26.00 US/barrel and a ceiling of $29.50 US/barrel.
(b) oil price collar for 165 barrels per day for the period October 2001 to May 2002 with a floor of WTI $24.25 US/barrel and a ceiling of $28.25 US/barrel.

At December 31, 2001, the Company had earned CAD $226,127 under the hedge. The market value of the hedge for the remaining term to May 31, 2002 approximated CAD $503,000 at December 31, 2001.

Subsequent to December 31, 2001, the Company entered into an oil price collar for 330 barrels per day for the period June 2002 to December 2002 with a floor of WTI $24.00 US/barrel and a ceiling of $25.88 US/barrel.

During the year ended December 31, 2000, the Company settled fixed price contracts whereby it sold:

(c) 100 barrels of oil per day at $30.90 CAD/barrel until March 31, 2000.
(d) 200 barrels of oil per day at $29.58 CAD/barrel until September 30, 2000.

11. Supplemental cash flow information

Interest and income and capital taxes paid:

	2001 **$**	*2000* $	*1999* $
Interest	**464,566**	521,073	152,246
Income and capital taxes	**1,341,265**	20,765	23,126

CERTIFICATE OF THE TRUST

Dated: March 12, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

APF ENERGY TRUST

By: APF ENERGY INC.

(Signed) Martin Hislop
Chief Executive Officer

(Signed) Alan MacDonald
Chief Financial Officer

On Behalf of the Board of Directors

(Signed) Steven Cloutier

(Signed) Donald Engle

CERTIFICATE OF THE UNDERWRITERS

Dated: March 12, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.

By: *(Signed) Mark Herman*

CIBC World Markets Inc.

By: *(Signed) Brenda A. Mason*

National Bank Financial Inc.

By: *(Signed) David M. Vetters*

BMO Nesbitt Burns Inc.

By: *(Signed) R. Bradley Hurtubise*

Canaccord Capital Corporation

By: *(Signed) Stephen Mullie*

Dundee Securities Corporation

By: *(Signed) David G. Anderson*

Research Capital Corporation

By: *(Signed) Beth Shaw*

Griffiths McBurney & Partners

By: *(Signed) Thomas A. Budd*

Exemption # 82-5166

NOVA SCOTIA Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

APF ENERGY TRUST

Receipt for a Preliminary Short Form Prospectus dated **March 12, 2003** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **12th** day of **March, 2003**.

"Donna M. Gouthro"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna M. Gouthro, Corporate
Finance Officer (Analyst)

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project #**520393**

Exemption # 82-5166

Commission
des valeurs mobilières
du Québec

Marché des capitaux

DÉCISION N° : 2003-MC-0626

NUMÉRO DE PROJET SÉDAR: 520393

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

APF ENERGY TRUST

Nom de l'émetteur

En application de l'article 20 de la Loi sur les valeurs mobilières, le visa est octroyé à votre prospectus simplifié provisoire du 12 mars 2003.

Le 12 mars 2003

Date du visa

(s) Josée Deslauriers

Josée Deslauriers
La directrice des marchés des capitaux

/ir

Exemption # 82-5166

A·S·C
ALBERTA·SECURITIES·COMMISSION

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

APF ENERGY TRUST

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary Short Form Prospectus of the above issuer dated March 12, 2003.

DATED at Calgary, Alberta this March 12, 2003

"Mavis Legg"
Mavis Legg
Manager Securities Analysis

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 00520393